SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2006

Telefónica Holding de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica Holding of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica Holding de Argentina S.A.

TABLE OF CONTENTS

Item

1	Independent Accountants’ Review Report.

2	English translation of the Financial Statements and Management’s Discussion and Analysis of Financial Condition and Results of Operations as of March 31, 2006 and as of December 31, 2005 and for the three-month periods ended March 31, 2006 and 2005.

3	Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Item 1

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Board of Directors of
Telefónica Holding de de Argentina S.A.

1.	We have reviewed the accompanying unconsolidated balance sheet of Telefónica Holding de Argentina S.A. (the “Company”, an Argentine Corporation) as of March 31, 2006, and the related statements of income, changes in shareholders’ equity and cash flows for the three-month period then ended. We have also reviewed the accompanying consolidated balance sheet of the Company and its jointly controlled subsidiary Compañía Internacional de Telecomunicaciones S.A. (“Cointel”) and its consolidated subsidiary as of March 31, 2006, and the related consolidated statements of income and cash flows for the three-month period then ended, all expressed in constant Argentine pesos (Note 2.1. to the accompanying unconsolidated financial statements). These financial statements and those mentioned in paragraph 5. are the responsibility of the Company´s Management.

2.	We conducted our review in accordance with the standards of Technical Resolution No. 7 of the Argentine Federation of Professional Councils in Economic Sciences applicable to the limited review of interim period financial statements. A review of interim financial information consists principally of applying analytical procedures and making inquiries of company personnel responsible for financial and accounting matters. A review is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Argentina, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Our audit report dated February 24, 2006, on the financial statements as of December 31, 2005, included a subject-to qualification for uncertainty related to the ability of the Company and its subsidiary, Cointel, to continue as going concerns due to Cointel’s ability to meet its short term obligations depending on whether Telefónica Internacional, S.A. (“TISA”) continues refinancing its receivables with that company or other financing sources are obtained from related or unrelated parties that to date are not available for the sufficient amounts. Such uncertainty remains as of the date of this report and its progress is detailed in Note 12 to the accompanying consolidated financial statements. The Company’s accompanying unconsolidated and consolidated financial statements as of March 31, 2006, have been prepared assuming that the Company and its jointly controlled subsidiary Cointel will continue as going concerns and, therefore, do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets and/or the amounts and classification of liabilities that may result from the outcome of this uncertainty.

4.	Based on our review, we are not aware of any material modifications that should be made to the financial statements as of March 31, 2006 referred to above, for them to be in conformity with generally accepted accounting principles in the City of Buenos Aires, Argentina, and the pertinent regulations of the Argentine Business Association Law and the Argentine National Securities Commission (“CNV”). This negative assurance should be read taking into account the uncertainty described in paragraph 3. above, the outcome of which cannot be determined as of the date of this report.

(English translation of the Independent accountants´ review report originally issued in Spanish, except for the elimination of paragraph 6. of that report and for the addition of the last paragraph of this report)

5.	In relation with the balance sheets of the Company and of the Company and its consolidated subsidiaries as of December 31, 2005, and the related statements of income, changes in shareholders’ equity and cash flows for the three-month period ended March 31, 2005, presented for comparative purposes, we inform that:

(a) On February 24, 2006 we have issued an audit report on the financial statements of the Company and of the Company and its consolidated subsidiaries as of December 31, 2005, which included a subject-to qualification related to the outcome of the uncertainty mentioned in paragraph 3. above. We have not audited any financial statements as of any date and for any period subsequent to December 31, 2005.

(b) On May 9, 2005 other auditors have issued a limited review report on the financial statementsof the Company and of the Company and its consolidated subsidiaries as of March 31, 2005, which included a subject-to qualification, explained in an emphasis paragraph, related to the outcome of the uncertainty mentioned in paragraph 3. above. The financial statements as of and for the three-month period ended March 31, 2005, have been subsequently restated by the Company to give retroactive effect to the changes described in Notes 2.2.b) to the unconsolidated financial statements and 2.1.h), 2.1.k), 2.2) and 16. to the accompanying consolidated financial statements. In addition, such auditors mentioned that their limited review report, insofar as it related to the amounts corresponding to Telinver S.A. as of March 31, 2005, was based on the unqualified limited review report issued by other auditors dated May 6, 2005.

6.	As further explained in Note 10. to the accompanying unconsolidated financial statements, the accompanying financial statements have been translated into English from those originally issued in Spanish. Certain accounting practices applied by the Company conform with generally accepted accounting principles in the City of Buenos Aires, Argentina, and with accounting standards set forth by the CNV, but do not conform with U.S. generally accepted accounting principles. The effects of these differences have not been quantified by the Company. Accordingly, the accompanying financial statements are not intended to present the information on the Company's financial position and the related results of its operations and cash flows in accordance with U.S. generally accepted accounting principles.

Buenos Aires,
May 4, 2006

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.

ROSANA E. SERIO
Partner

Item 2

TELEFONICA HOLDING DE ARGENTINA S.A.

Financial Statements and Management’s Discussion
and Analysis of Financial Condition and Results of Operations
as of March 31, 2006 and as of December 31, 2005
and for the three-month periods ended March 31, 2006 and 2005

1
(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

Registered address: Av. Ingeniero Huergo 723 - Ground floor, City of Buenos Aires

FISCAL YEARS No. 31 AND No. 30

BEGINNING JANUARY 1, 2006 AND 2005

FINANCIAL STATEMENTS AS OF MARCH 31, 2006

Principal business of the Company: Direct or indirect participation in businesses related to the areas of telecommunications, media and energy.

Registration with the Public Registry of Commerce:

-   Of the articles of incorporation: October 25, 1976.
-   Of the last change to the bylaws: July 11, 2003.

Registration number with the “Inspección General de Justicia” (“IGJ”, the governmental regulatory agency of corporations): 6,133.

Duration of the corporation: through October 24, 2075.

Fiscal year-end: December 31.

Controlling company:

Name: Telefónica Internacional, S.A.

Registered address: Av. Ingeniero Huergo 723 - Ground floor, City of Buenos Aires.

Principal business: Investment activities.

Controlling shareholding percentage of the Company's capital stock: 99.99%.

Controlling shareholding percentage of the Company's total votes: 99.99%.

Capital stock: See Note 7.1. to the unconsolidated financial statements.

MARIO EDUARDO VAZQUEZ
Vicepresident
acting as Chairman

TELEFONICA HOLDING DE ARGENTINA S.A.

Consolidated financial statements as of March 31, 2006 and as of December 31, 2005 and for the three-month periods ended March 31, 2006 and 2005

(Chart I)

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED BALANCE SHEETS	CHART 1
1 OF 3
AS OF MARCH 31, 2006 AND AS OF DECEMBER 31, 2005

Amounts stated in millions of Argentine pesos, restated as described in Note 2.1. to the unconsolidated financial statements

	March	December
	31, 2006	31, 2005

CURRENT ASSETS

Cash (Note 3.1.a)	9	11
Investments (Exhibits C and D)	255	171
Trade receivables (Note 3.1.b)	204	197
Other receivables (Note 3.1.c)	69	59
Inventories (Note 3.1.d)	3	2
Other assets (Note 3.1.e)	2	2

Total current assets	542	442

NONCURRENT ASSETS

Trade receivables (Note 3.1.b)	1	1
Other receivables (Note 3.1.c)	198	190
Investments (Exhibit C)	1	1
Fixed assets (Exhibit A)	2,897	2,975
Intangible assets (Exhibit B)	22	23

Subtotal noncurrent assets	3,119	3,190

Goodwill on investment in companies	641	641

Total noncurrent assets	3,760	3,831

Total assets	4,302	4,273

CURRENT LIABILITIES

Trade payables (Note 3.1.f)	264	255
Bank and other financial payables (Note 3.1.g)	1,167	1,114
Payroll and social security taxes payable (Note 3.1.h)	45	45
Taxes payable (Note 3.1.i)	68	68
Other payables (Note 3.1.j)	33	31
Reserves (Exhibit E)	50	50

Total current liabilities	1,627	1,563

NONCURRENT LIABILITIES

Trade payables (Note 3.1.f)	50	49
Bank and other financial payables (Note 3.1.g)	1,107	1,143
Payroll and social security taxes payable (Note 3.1.h)	6	7
Taxes payable (Note 3.1.i)	127	116
Other payables (Note 3.1.j)	13	18
Reserves (Exhibit E)	106	101

Total noncurrent liabilities	1,409	1,434

Total liabilities	3,036	2,997

NET LIABILITIES FROM DISCONTINUED OPERATIONS (Note 3.1.k)	16	16
MINORITY INTEREST IN TELEFONICA DE ARGENTINA S.A. (“Telefónica”)	527	519
COINTEL'S PREFERRED CAPITAL STOCK AND ACCUMULATED
PREFERRED DIVIDENDS (Note 6.)	31	31
SHAREHOLDERS' EQUITY	692	710

Total liabilities, net liabilities from discontinued operations, minority interest in Telefónica, Cointel's preferred capital stock and accumulated preferred
dividends and shareholders' equity	4,302	4,273

Notes 1. to 21. and Exhibits A to H to Chart I, and the accompanying unconsolidated financial statements of Telefónica Holding de Argentina S.A. are an integral part of these financial statements and must be read together with these.

MARIO EDUARDO VAZQUEZ
Vicepresident
acting as Chairman

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF INCOME	CHART 1
2 OF 3
FOR THE THREE-MONTH PERIODS

ENDED MARCH 31, 2006 AND 2005

Amounts stated in millions of Argentine pesos, except for (loss) earning per share ratios, which are stated in
Argentine pesos, restated as described in Note 2.1. to the unconsolidated financial statements

	March	March
	31, 2006	31, 2005

INCOME FROM CONTINUING OPERATIONS
NET REVENUES	441	407

COST OF SERVICES PROVIDED (Note 3.1.l)	(243)	(238)

Gross profit	198	169

ADMINISTRATIVE EXPENSES (Exhibit H)	(54)	(45)
SELLING EXPENSES (Exhibit H)	(57)	(49)
OTHER INCOME RELATING TO SECTION 33 – Law No. 19,550 COMPANIES AND
RELATED PARTIES (Notes 2.3.f) and 5.a) to the unconsolidated financial statements)	9	8

Subtotal	96	83

FINANCIAL INCOME EXPENSE AND HOLDING GAINS (LOSSES) ON ASSETS (2)
Exchange differences	4	(4)
Interest and financial income	7	5
Holding gain / (loss) from government securities	3	(3)

FINANCIAL INCOME EXPENSE AND HOLDING GAINS (LOSSES) ON LIABILITIES (3)
Exchange differences	(38)	127
Interest and financial charges	(59)	(84)
Holding loss from financial instruments	(1)	(3)
Other (Note 3.1.m)	(2)	(3)
OTHER EXPENSES, NET (Exhibit H)	(9)	(5)

Net income for the period before income tax, tax on minimum presumed income and
minority interest in Telefónica	1	113

INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME (Note 2.1.k)	(11)	-

MINORITY INTEREST IN TELEFONICA	(8)	(20)

Net (loss) / income from continuing operations	(18)	93

INCOME / (LOSS) FROM DISCONTINUED OPERATIONS (1) (5)
Loss from operations	-	(2)

Net loss from discontinued operations	-	(2)

Net (loss) / income for the period	(18)	91

Net (loss) / earning per share from continuing operations (4)	(0.008)	0.23
Net loss per share from discontinued operations (4)	-	(0.01)
Net (loss) / earning per share for the period (4)	(0.008)	0.22

(1)	See Notes 2.1.l) and 16.
(2)	Corresponds mainly to current investments, trade receivables and other receivables.
(3)	Corresponds mainly to trade payables, bank and other financial payables, other payables and reserves.
(4)	Basic and diluted earning / (loss) per share. See Note 2.2.g) to the unconsolidated financial statements.
(5)	In 2006, net of (1) million corresponding to the minority interest income in Telefónica.

Notes 1. to 21. and Exhibits A to H to Chart I, and the accompanying unconsolidated financial statements of Telefónica Holding de Argentina S.A. are an integral part of these financial statements and must be read together with these.

MARIO EDUARDO VAZQUEZ
Vicepresident
acting as Chairman

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS (1)	CHART 1
3 OF 3
FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2006 AND 2005
Amounts stated in millions of Argentine pesos, restated as described in Note 2.1. to the unconsolidated financial statements

	March	March
	31, 2006	31, 2005

CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalents at end of period (7)	249	184
Cash and cash equivalents at beginning of year (7) (8)	169	125

Increase in cash and cash equivalents	80	59

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS

Cash flows from operating activities:
Net (loss) income for the period	(18)	91
Adjustments to reconcile net (loss) income for the period to net cash provided by operating activities:
Loss / income from discontinued operations (9)	-	2
Financial loss (2) (5)	88	(52)
Depreciation of fixed assets	132	137
Material consumption	5	6
Amortization of intangible assets	1	2
Cost of services provided	1	2
Holding gain from financial instruments	1	3
Holding (loss) / gain from government securities	(2)	3
Increase in allowance and accruals (3)	17	21
Gain from dispositions of current investments (6)	-	(2)
Income tax	11	-
Minority interest in Telefónica	8	20
Changes in assets and liabilities:
Trade receivables	(17)	(13)
Other receivables	(10)	5
Inventories	(3)	(4)
Trade payables	1	(18)
Payroll and social security taxes payable	(1)	(3)
Taxes payable	-	4
Other payables	(2)	(4)
Reserves	(2)	(3)
Collected interests	3	2
Payment of minimum presumed income tax	(5)	(6)

Total cash flows provided by operating activities	208	193

Cash flows used in financing activities:
Proceeds from loans	9	127
Repayments of loans	(63)	(188)
Payment of interest and related taxes	(23)	(32)

Total cash flows used in financing activities	(77)	(93)

Cash flows used in investing activities:
Fixed assets purchases (4)	(51)	(46)
Current investments	-	5

Total cash flows used in investing activities	(51)	(41)

Total increase in cash and cash equivalents	80	59

(1)	Cash and cash equivalent with original maturity not exceeding three months are considered to be cash and cash equivalents which totaled: (i) 9 million and 240 million, respectively, as of March 31, 2006; (ii) 11 million and 158 million, respectively, as of March 31, 2005; (iii) 8 million and 126 million, respectively, as of December 31, 2005. As of December 31, 2004, the cash flow includes 9 million and 7 million corresponding to the cash flow of discontinued operations.
(2)	Net of 2 million and (2) million in 2006 and 2005, respectively, related to the exchange difference originated by cash and cash equivalents denominated in foreign currency.
(3)	In 2005, it does not include increases/decreases of allowances of deferred tax asset and Patriotic Bond.
(4)	In 2006 and 2005, net of 8 million and 5 million, respectively, financed by trade payables.
(5)	Net of other financial charges.
(6)	Included in “Other expenses, net” in the consolidated income statement.
(7)	In 2006, cash and cash equivalents at the end and at the beginning of the year, respectively, do not include 15 million and 13 million, respectively, related to discount bond (see Notes 13).
(8)	In 2005, cash and cash equivalents at end of the period and at beginning of the year do not include 4 million related to the interest in Intelsat Ltd. transferred by Telefónica on January 28, 2005.
(9)	In 2006 and 2005, the income of discontinued operations did not generate cash flows for Telefónica (see Note 16).

Notes 1. to 21. and Exhibits A to H to Chart I, and the accompanying unconsolidated financial statements of Telefónica Holding de Argentina S.A. are an integral part of these financial statements and must be read together with these.

MARIO EDUARDO VAZQUEZ
Vicepresident
acting as Chairman

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2006 AND COMPARATIVE INFORMATION

Amounts stated in millions of Argentine pesos (except where expressly indicated that figures are stated in Argentine pesos or other currency)

1. BASIS OF PRESENTATION AND FINANCIAL STATEMENTS USED IN THE CONSOLIDATION

In accordance with General Resolution No. 368/01 of the National Securities Commission (Comisión Nacional de Valores or “CNV”), Telefónica Holding de Argentina S.A. ("the Company") discloses its consolidated financial statements prior to the unconsolidated financial statements. The accompanying notes and supplementary statements to the consolidated and unconsolidated financial statements of the Company as of March 31, 2006 and December 31, 2005 and for the three-month periods ended March 31, 2006 and 2005 are an integral part of these financial statements and must be read together with them.

Following the procedure established by Technical Resolution (“RT”) No. 21 of the Argentine Federation of Professional Councils in Economic Sciences ("FACPCE") and the applicable standards of the CNV, the Company has consolidated, in proportion to its equity interest, line by line, its financial statements as of March 31, 2006 and December 31, 2005 and its income statements and cash flows for the three-month periods ended March 31, 2006 and 2005, with the consolidated balance sheets as of March 31, 2006 and as of December 31, 2005, and the consolidated income statements and cash flows for the three-month periods ended March 31, 2006 and 2005, of Compañía Internacional de Telecomunicaciones S.A. ("Cointel") and its subsidiary Telefónica, over which the Company has joint control according to RT No. 5 (as amended by RT No. 19).

Until September 30, 2005, Telefónica filed consolidated financial statements with its subsidiary Telinver S.A. As from December 31, 2005, and as a consequence of the disposition of Telefónica’s equity interest in Telinver S.A., Telefónica no longer files consolidated financial statements. (see Note 16.). In addition, the assets and liabilities of Telinver as of December 31, 2005, and revenue, costs and expenses, and cashflows for the three month periods ending March 31, 2005 have been excluded from the respective captions in the accompanying balance sheets as of December 31, 2005, and income statements and cash flows statements for the three month periods ending March 31, 2005, and have been reported separately in such financial statements as of these dates, under Discontinued Operations (see Note 16.).

The information included in the notes to the consolidated financial statements related to balances and operations of Cointel and Telefónica is disclosed based on the Company's equity interest in Cointel, except where expressly indicated that it is disclosed in other way.

2. BASIS OF PRESENTATION AND ACCOUNTING PRINCIPLES APPLIED

2.1.	Valuation methods and additional information

The consolidated financial statements of Cointel and its controlled company have been prepared in accordance with accounting principles consistent with those used by the Company (see Note 2.2. to the unconsolidated financial statements).

The valuation methods used in the preparation of the consolidated financial statements (in addition to those described in the unconsolidated financial statements) are:

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

a)	Cash and deposits:

	-	Amounts in local currency: stated at nominal value, plus, if applicable, financial results accrued as of the end of each period/year.

	-	Amounts in foreign currency: stated at the exchange rate applicable to its settlement in effect at the end of each period/year, in accordance with the Company’s intended use, plus, if applicable, accrued financial results as of those dates.

b)	Current investments:

- Investments in mutual funds: measured at their net realization value as of March 31, 2006, foreign-currency denominated balances have been valued at the exchange rate applicable to their settlement and prevailing as of the end of the period, in accordance with the uses planned by Telefónica.

- US$ Discount Bonds: considering Telefónica’s intended use, these bonds have been measured at their net realization value plus financial income/loss accrued as of the end of each period/year-end (see Note 13.).

c) Receivables and payables:

In local currency: at nominal value, plus, if applicable, financial income (expense) accrued as of the end of each period/year, which do not differ significantly from the accounting measurement obtained by calculating the discounted value of the cash flows that would be derived from the respective assets and liabilities.

In foreign currency: valued at the exchange rates applicable to their settlement prevailing as of the end of each fiscal period/year, in accordance with Telefónica’s intended use, plus, if applicable, the financial income (expense) accrued as of those dates, which do not differ significantly from the measurement of the discounted value of the cash flows based on the rate of each transaction.

- Trade receivables include services provided by Telefónica and settlements with foreign correspondents, both billed and accrued and unbilled as of the end of each period/year, the latter being determined based upon information about actual consumption, subsequent billings and estimates using real historical data.

Trade receivables are disclosed net of the allowance for doubtful accounts, which has been assessed based on historical data and the estimated trend of Telefónica’s collections. Telefónica includes as a receivable the portion accrued as of each period/year of the surcharge for late payment included in the invoices for payments until the “second due-date” of the invoice. For amounts that are past-due beyond the second due-date provided in the original invoice, the interest for late payment is recorded in the cases in which Telefónica estimates that it will be recovered.

- Prepaid services: since baseline services committed to be rendered by IBM Argentina S.A. (“IBM”) over the duration of the contract will be received by Telefónica in uniform quantities over the duration of the contract, the baseline service total original cost amounting to US$ 213 million is accrued based on the straight line method over the term of the contract. Therefore, the prepaid services balance included in “Other receivables” relating to the baseline services received includes (see Note 8.):

a) The balance of the decreasing monthly installments paid to IBM as of each period/year-end less the cost accrued on the straight-line method basis over the term of the agreement as of each of those dates. Annual increases in service costs as agreed upon between the parties are accrued and recorded in Telefónica’s income statement as from the period/year in which such increases occur.

b) Deferred gain: due to the interdependence of the terms of the agreement on outsourcing of the service and sale to IBM of the related equipment, Telefónica did not recognize any gain from the sale of the assets similarly to a sale and operating leaseback and, so, the gain was deferred and amortized ratably over the term of the services agreement as an adjustment to the cost accrued for the services mentioned in a).

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

- Universal Service contribution (see Note 15.): Telefónica calculates the charge for the Universal Service contribution, consisting in the 1% of revenues from telecommunications services, net of automatic deductions provided by the related Regulation and in accordance with the Telefónica’s estimates of the amounts payable within each period/year, since the detailed rules of calculation and payment of this contribution are still pending. If resulting in a balance payable to the Universal Service fund, such net amount is booked as liability. On the other hand, all deductions and subsidies that must first be pre-approved by the regulatory entity will be booked by Telefónica as receivable in the period/year in which its reimbursement is approved by such entity.

d)	Inventories:

Corresponds to telephony equipment and other equipment (including telephone accessories and prepaid cards) intended for sale. The equipment has been accounted for at replacement cost, up to the limit of its estimated realizable value.

Inventories are accounted for net of the allowance for impairment in value and slow turnover, determined based on inventory recoverability analysis at the end of each period/fiscal year.

e)	Other assets:

Other assets include buildings no longer used for Telefónica’s operations and intended for sale. The carrying book value has been recorded at restated cost as described in Note 2.1., to the unconsolidated financial statements, which does not exceed its estimated realizable value.

f)	Noncurrent investments:

- Telefónica’s investment in E-Commerce Latina S.A. (“E-Commerce”) as of March 31, 2006 and December 31, 2005 has been valued by the equity method, based on the financial statements of that company as of December 31, 2005 and September 30, 2005, respectively. Telefónica considers that there were no significant events during the quarter ended on March 31, 2006 that could significantly affect the value of such investment at that date.

- Other investments - Financial trust: corresponds to the value of the certificates of participation subscribed by Cointel in the financial trust called “Proyecto de Inversión y Desarrollo: Complejo Industrial Nacional de las Telecomunicaciones 2003” (see Note 14.). Such certificates were valued at the subscription value paid by Cointel up to the limit of their recoverable value. They are expected to be recovered over a term in excess of one year.

g)	Fixed assets:

At their cost restated as described in Note 2.1. to the unconsolidated financial statements, amortized by the straight-line method over their remaining useful lives. When the construction of works in progress extends over time, its value includes the cost net of the effect of inflation, if applicable, of financing by third parties related to the investment during the construction period until such time as the asset is ready to be used for a productive purpose. During the three-month period ended March 31, 2006 and the year ended December 31, 2005, interest in work in process was capitalized for 1 million and 11 million, respectively. As of March 31, 2006 and December 31, 2005, the residual value of cumulative capitalized interest on fixed assets is 428 million and 444 million, respectively.

For fixed assets whose operating condition warrants replacement earlier than the end of the useful life assigned by Telefónica to the fixed asset category, Telefónica calculates the amortization charge based on the adjusted remaining useful life in accordance with Telefónica's related assets replacement plan.

Telefónica habitually uses third-party sites to install its transmission equipment. Telefónica maintains a liability at present value to reflect the removal of assets installed at third-party sites whose counterpart consists in an increase in the value of the related fixed asset, which is depreciated on the basis of the estimated useful life of such asset.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

Telefónica’s fixed assets were assessed for impairment based on their recoverable value on the basis of Telefónica's Management best estimate of discounted future cash flows of its telecommunications business, considering current information and future telephone service rates estimates. Telefónica has monitored the evolution of the macroeconomic variables that affect its business and, from time to time, it has adjusted its projection based on the latest trends. As explained in Note 4., the main macroeconomic variables have shown a relative stabilization. In the opinion of Telefónica’s Management, based on the preparation of projections based on such trends and the consideration of operating strategies available for possible scenarios, Telefónica will generate future cash flows sufficient to recover the fixed assets amounts. Notwithstanding the foregoing, as explained in Note 9.1., Telefónica will continue to monitor the projected situation and will assess the effect of any new future developments.

h)	Intangible assets and goodwill on investment in companies:

In addition to Note 2.2.c) to the unconsolidated financial statements, intangible assets as of March 31, 2006 and December 31, 2005 correspond to:

•	Cointel's goodwill on investment in Telefónica: represents the excess of the investment cost over the investment valued by the equity method as of the purchase dates related to Cointel's increase in Telefónica’s equity interest from 51.0% to 56.2% as a consequence of the redemption of Telefonica’s class C shares by such company. Cointel has determined that the useful life of such goodwill is indefinite, mainly based on a) the period of time in which such goodwill shall produce economic income for the Company associated to the cash-generating unit, b) Telefónica’s contractual reality under the legal figure of a perpetual licence and c) the technological breakthroughs in the telecommunications market, especially those associated with broadband. Up until December 31, 2004, Cointel was amortizing this goodwill in a term of 240 months by application of the straight-line method. In the last quarter of the fiscal year ended December 31, 2005 and in accordance with current accounting principles, Cointel has discontinued amortization of goodwill with retroactive effect as of January 1°, 2005 in relation to the investment in Telefónica. As a result, there has been a change in the balances for comparison purposes for the period ended March 31, 2005 in order to give retroactive effect to this change.

The recoverability analysis of the goodwill's booked value and the direct investment in Cointel and the indirect investment in Telefónica as of March 31, 2006 has been made on the basis of the Company’s Management best estimate of Cointel’s and Telefónica’s most likely discounted future cash flows, considering current information and Telefónica’s future service rates estimates. Cointel and Telefónica’s Managements have monitored the evolution of the macroeconomic variables that affect their business and, from time to time, they have adjusted their projections based on the latest trends.

As described in Note 4., the main macroeconomic variables have shown a relative stabilization. In the opinion of the Company’s Management, based on the preparation of projections based on such trends and the consideration of Telefónica’s operating strategies available for possible scenarios, future cash flows could be obtained to recover the balances corresponding to goodwill and investments. Notwithstanding the foregoing, as explained in Note 9.1., the Company's, Cointel's and Telefónica's Management will continue to monitor the projected situation and will assess the effect of any new future developments.

•	Trademarks were valued at acquisition cost restated as described in Note 2.1. to the unconsolidated financial statements.

•	The rights of use links have been valued at acquisition cost restated as described in Note 2.1. to the unconsolidated financial statements and are amortized by the straight- line method over 15 years, the term of the rights.

•	Deferred expenses are incurred in connection with the issuance of negotiable obligations and have been restated as described in Note 2.1. to the unconsolidated financial statements were deferred and are being amortized by the straight-line method as from the issuance date to the maturity of such negotiable obligations of Telefónica. The amortization of such deferred expenses has been recognized in the line “Other

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

holding and financial income on liabilities” of the Company’s income statements. In addition, those expenses include the amount related to the “authorization fee” in connection with waivers granted by the holders of Telefónica's negotiable obligations which are amortized on a straight-line basis through maturity.

•	The license related to the data transmission business, including the authorizations to use the “B” Band, have been restated as described in Note 2.1. to the unconsolidated financial statements, and is amortized by the straight-line method over a 10-year term.

•	The non-competition clauses have been valued at acquisition cost and are amortized by the straight-line method for the term of such agreements.

Intangible assets value as of March 31, 2006 does not exceed the recoverable value thereof.

i)	Reserves:

During the normal course of business, Telefónica is subject to several labor, commercial, tax and regulatory claims. The outcome of such individual matters is not predictable with certainty. Charges have been recorded for contingencies where it is probable that Telefónica will incur a loss. The amount of loss is based on Telefónica's Management assessment of the likelihood of occurrence taking into account legal counsel’s opinion regarding the matter. As of March 31, 2006, the amount booked for reserves is 314 million.

j)	Financial instruments:

Telefónica uses currency swaps, which, in the context of Convertibility Law between the US dollar and the Argentine peso, were intended to eliminate the variability in the cash flows of its debts denominated in yens and in euros and that currently reduce such variability in relation to the variations in the exchange rate between the yen/euro and the US dollar so that, Telefónica has ensured a fixed exchange rate between the yen/euro and the US dollar for these obligations paying a fixed percentage for the coverage. The main criteria used by Telefónica to determine the hedge effectiveness are: i) notional amount of swap contracts with respect to the peso and hedged items; ii) currency of the swap contracts and covered items and iii) maturity date of the hedge instrument and the hedged item. As of March 31, 2006 and December 31, 2005, the hedge relationship was deemed to be ineffective because of the devaluation of the peso and the freezing of Telefónica’s tariffs.

k)	Income tax and minimum presumed income tax: (figures according to Cointel's consolidated financial statements as of March 31, 2006, except for the breakdown of the deferred tax balances and the reconciliation):

Cointel and Telefónica record income tax by applying the deferred method, in accordance with the considerations described in Note 2.2.d) to the unconsolidated financial statements.

Deferred tax assets result from the temporary differences arising from allowances, accruals and financial charges that are not yet deductible for tax purposes and mainly from prior-year tax loss carryforwards. Deferred tax liabilities result mainly from temporary differences between the carrying amount restated as described in note 2.1. and the value for tax purposes of fixed assets, mainly due to the effect of the restatement applied to fiscal years 2002 and 2003, due to different depreciation criteria and to the treatment of capitalized interest.

In order to book the temporary differences, Cointel and Telefónica applied the liabilities method: the determination of net deferred tax assets or liabilities is based on temporary differences charged to the “Income tax” caption in the income statements.

In August 2005, the Professional Council of Economic Sciences of the City of Buenos Aires (“CPCECABA”) approved Resolution CD No. 93/2005, whereby it introduced a series of changes in its professional accounting standards, as a result of the agreement entered into with the FACPCE to unify Argentine professional accounting standards, among which we should mention the option to recognize the difference between the adjusted for inflation book value of fixed assets (and other non-monetary assets) and their taxable basis as a temporary difference for tax purposes. On December 29, 2005, and January 26, 2006, the CNV approved General Resolutions No. 485/05 and 487/06, whereby it approved, with a few amendments, the abovementioned CPCECABA resolution. Such CNV resolutions became effective for the Company and Telefónica as from January 1, 2006.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

The option to recognize the difference between the adjusted for inflation book value of fixed assets in fixed assets (and other non-monetary assets) and their taxable basis as a temporary difference for deferred tax purposes, has been applied by Telefónica in the financial statements as of December 31, 2005, taking into consideration the then effective accounting standards approved by the CNV, as well as the CNV interpretation criteria, which remain valid as of March 31, 2006 under the above-mentioned general resolutions and the professional accounting standards. As of March 31, 2006 and December 31, 2005, the resulting deferred tax liabilities amount to 905 million and 946 million, respectively.

Cointel and Telefónica’s Management evaluate the recoverability of deferred tax assets based on estimates. Ultimately, the recoverability of deferred tax assets depends upon Cointel and Telefónica’s ability to generate enough taxable income during the periods in which these temporary differences are expected to be deductible.

Considering its estimates, Cointel and Telefónica’s Management takes into account the reversal time period of deferred tax liabilities, projected taxable income and tax planning strategies. This assessment is based on a series of internal forecasts updated to reflect current trends. In accordance with accounting principles in force, they must recognize deferred tax assets when future deductibility is likely. As of March 31, 2006 and December 31, 2005, based on the information and projections available as of that date and considering the reversal of deferred tax assets and liabilities and the variables affecting the future taxable income, including the renegotiation of the Argentine debt, the changes in NOL amounts for the last three years, the stability and foreseeability of the foreign exchange rate, the inflation for the coming two years, and the reduction in foreign currency debt, Telefónica estimates that the deferred tax assets will probably be recovered (see note 2.4. to the unconsolidated financial statements). The “Income tax” line of the Income Statement for the fiscal year ended December 31, 2005 has included the effect of the reversal during 2005 of the allowance raised as of December 31, 2004.

As regards Cointel, considering current tax strategies and the fact that Cointel's income is derived from its shareholding in Telefónica and that said income is not levied with income tax, Cointel has booked an allowance to cover the total balance of deferred tax assets.

According to Law No. 25,561, which is described in Note 2.2. d) to the unconsolidated financial statements, Telefónica's foreign exchange tax loss as calculated by application of a $1.40 exchange rate for each US dollar was approximately 750 million, which is computed in equal parts in five years starting December 31, 2002. The total remaining balance to be computed for tax purposes as of December 31, 2006 is approximately of 150 million. Cointel’s foreign exchange tax loss was approximately 123 million, of which approximately 105 million and 111 million were computed for tax purposes until the year ended December 31, 2005 and the three-month period ended March 31, 2006, respectively, while the remaining balance will be carried forward and computed as of December 31, 2006.

The following is the information about Cointel and Telefónica’s tax loss carryforward, without considering the information of the Company included in Note 2.2. d) to the unconsolidated financial statements. As of December 31, 2005, Cointel, Telefónica and Telinver S.A. carried a tax loss carryforward of approximately 2,807 million (982 million at a 35% tax rate), that could be applied, in each company’s particular case, to offset future income tax charges until 2010, according to Cointel's financial statements. For the three-month period ended March 31, 2006, Cointel has estimated a tax loss carryforward of approximately 37 million. Furthermore, in such period, Telefónica has estimated a consolidated taxable income of approximately 198 million, that would be offset against accumulated tax loss carryforwards existing at the beginning of the fiscal year of Telefónica. The detail of Cointel consolidated accumulated tax loss carryfoward as of March 31, 2006 is as follows:

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

Tax loss carryforwards
(in million of pesos
Maturity year	in historical value)

2006	795
2007	1,484 (1)
2008	169
2010	161
2011	37

2,646

(1) Net of 198 million corresponding to Telefónica taxable income estimated for the three-month period ended March 31, 2006.

The following table presents the components of the Company’s consolidated deferred tax balances (in millions of Argentine pesos):

	March	December
	31, 2006	31, 2005

Deferred tax assets
Income tax on tax loss carryforwards	813 (1)	839
Foreign exchange differences deductible in future
periods/years	33	44
Allowance for doubtful accounts	21	20
Non deductible interests	6	-
Accrual for reserves and other non-deductible allowances
and accruals	100	93
Other	-	6

	973	1,002
Allowance for deferred tax net assets (Exhibit E)	(566)	(562)

Subtotal	407	440

Deferred tax liabilities
Fixed and intangible assets	(525)	(547)
Dismissal accrual for tax purposes	(7)	(7)
Other liabilities	(2)	(2)

Subtotal	(534)	(556)

Total	(127)	(116)

(1)	Includes 7 million originated by Cointel's estimated tax loss carryforward and net of 33 million of tax loss carryfoward estimated by the Company and taxable income estimated by Telefónica for the three-month period ended March 31, 2006.

The following is the reconciliation of the income tax amount resulting from the application of the related tax rate on pre-tax net income of continued operations and the amount charged to the income statement of continued operations for the three-month periods ended March 31, 2006 and 2005:

	March 31,

	2006	2005

Net (loss) / income of continuing operations before income
tax at statutory income tax rate	(6)	33

Permanent differences:

Net non-taxable income	6	2
Net reversal of allowance for deferred tax assets	4	(49)
Challenged interests	-	7
Effect of minority interest in Telefónica	7	7

Total income tax and minimum presumed income tax	11	-

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

Telefónica has determined a tax on minimum presumed income charge for the three-month period March 31, 2006 in an amount of 10 million (equivalent to 3 million considering the Company's indirect participation in Telefónica) that was included in the caption “Other non current receivables” as Telefónica’s Management has estimated that such tax would be recoverable based on its tax projections and the terms for recovery established by the law (10 years). The amounts booked as Tax on minimum presumed income credit have been measured at their discounted value, based on Telefónica’s tax projections.

For the three-month periods ended March 31, 2006 and 2005, Cointel has determined a Minimum presumed income tax loss amounting to 10,525 and a gain amounting to 5,133, respectively, which were included in Cointel’ s income statements for such periods.

l)	Income statement accounts:

Revenues and expenses are credited or charged to income on an accrual basis. Telefónica recognizes income from fixed telephony services (local and long-distance and access to the network, among others) based on the use of the network. Charges for the installation of telephone lines or interconnection services are recognized as revenues in the term related to the estimated mean life of the relation with the customer and the costs associated to these charges are recorded as expense in the term related to the estimated useful life of the related fixed asset.

Telefónica recognizes income from sales of equipment when they are delivered and accepted by its customers. For contracts where Telefónica provides customers with an indefeasible right to use network capacity, Telefónica recognizes revenue ratably over the term on stated life of the agreement. In addition, the effects of the adjustment of prices agreed upon with customers in relation to services rendered are recognized in the period in which all necessary conditions are met to consider them as revenues.

As of March 31, 2006 and 2005, Telefónica had agreements with the following resellers or distributors:

i)	Other operators of telecommunication services, such as (1) local and/or long- distance providers, (2) cellular and PCS licensees, and (3) other minor providers of telecommunication services related to interconnection services that primarily include access, termination and long-distance transport of calls. Interconnection charges are principally calculated on a per minute usage basis. Additionally these agreements usually include point-to-point leased circuits out of which Telefónica collects fees from installation and monthly charges. In addition, fees from installation are collected only once and in case of specific installations. Telefónica collects monthly charges depending on: (i) type of line, (ii) bandwidth, (iii) distance between points leased; (iv) duration of the contract and (v) usage of the lines.

ii)	Resellers of prepaid cards. Telefónica sells prepaid cards to resellers. Telefónica charges the resellers the face value of the prepaid card less a wholesale discount of face value depending on the volume and product. Additionally the reseller has no right of return. Telefónica recognized revenue from prepaid cards based on the usage of the network.

iii)	Third parties operating public phones. The operator of the public phone charges its customers for each call based on usage units. The price per unit is set by Telefónica and the operator receives an average variable commission. Telefónica also charges the operator installation fees and monthly basic charges for its lines in service.

iv)	Foreign (non-Argentine) telecommunications carriers and administrations (“foreign carriers”) for calls carried by Telefónica covering virtually all international long- distance calls into or out of Argentina. The agreements govern the payments to foreign carriers for the use of such carriers’ facilities in connecting international calls billed in Argentina and the payments by the foreign carriers for the use of facilities of Argentine carriers in connecting international calls billed abroad. The rates of payment under such agreements are negotiated with each foreign carrier. The practice among carriers is for payments due for the use of overseas networks to be recorded, collected and forwarded by the carriers in the country from which the call is initiated. Settlements among carriers are usually made on a net basis.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

Recognition of the Telinver S.A. sale: Telefónica assessed income as of December 31, 2005 in the amount of about 109 million (equivalent to 35 million considering the Company’s participation in Telefónica) related to the sale of its interest in Telinver S.A. Upon assessing the income from the sale, Telefónica considered the value of its interest in Telinver S.A. as of October 31, 2005, other costs related to the transaction, as well as the guarantee granted to Telefónica Publicidad e Información S.A. (“TPI”) and to Telefónica Publicidad e Información Internacional S.A. (“TPII”), which make up the TPI group (“TPI Group”) and Telinver S.A. (see note 7.2.); therefore, Telefónica deferred booking the income from the sale in the amount of 49 million (equivalent to 16 million considering the Company’s indirect participation in Telefónica) until the uncertainty related thereto is resolved, so that it will be probable that Telefónica receives the economic benefits associated to the disposal for that amount.

The result from the investment in such company for the quarter ended March 31, 2005 has been disclosed in the Income Statement in the line “Income / (loss) of discontinued operations”.

As of March 31, 2006 and 2005 charges for the consumption and amortization of non-monetary assets (materials, inventories, fixed assets and intangible assets) have been stated based on the inflation adjusted amounts of such assets (see note 2.1.to the unconsolidated financial statements).

m)	Liabilities from discontinued operations:

The following is the disclosure of the valuation criteria used for the items included in Net liabilities from discontinued operations not described in the preceding paragraphs:

	-	Raw materials and supplies: they correspond to paper for printing directories. They have been accounted for the replacement cost up to the limit of their estimated realizable value.

	-	Directories in edition process: have been accounted for at their production cost, which does not significantly differ from reproduction cost and does not exceed its estimated realizable value.

	-	Trademarks: as of December 31, 2004, trademarks and the license to use the logo were valued at their acquisition cost restated as described in Note 2.1. to the unconsolidated financial statements, net of accumulated amortization, which is calculated based on the remaining duration of the contract with Telinver S.A., i.e., until October 2007. As a result of the transaction mentioned in Note 16., Telefónica transferred the license to use the logo and certain trademarks to Telinver S.A.

2.2.	Comparative financial statements

According to TR No. 8, the Company’s financial statements as of March 31, 2006 and for the three-month period then ended, have been presented with the following comparative information:

•	Balance sheet information: as of December 31, 2005.

•	Statements of income, of changes in shareholders’ equity and cash flows: for the three-month period ended March 31, 2005.

The same disclosure criteria have been used to prepare the supplementary information that disaggregates the data contained in the financial statements mentioned above. Certain figures as of March 31, 2005 have been adjusted for comparison purposes because: a) there has been a change in the criteria applicable to disclosure of turnover tax in order to allow for increased comparability with companies in the same industry, with net revenues and selling expenses for the quarter then ended increasing by 16 million, and b) due to the transaction mentioned in Note 16.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

3. BREAKDOWN OF THE MAIN ACCOUNTS (amounts stated in millions of Argentine pesos)

3.1 Breakdown of accounts

The main accounts of the consolidated financial statements as of March 31, 2006 and as of December 31, 2005 and the consolidated income statements for the three-month periods ended March 31, 2006 and 2005, (foreign currency balances are presented in Exhibit G):

a) Cash:

	Current

	March	December
	31, 2006	31, 2005

In Banks	9	11

Total	9	11

b) Trade receivables:

	March 31, 2006		December 31, 2005

	Current	Noncurrent	Current	Noncurrent

Without maturity	16	-	17	-
Past due (2) (3)	176	3	169	3
Current	84	-	79	-

Subtotal (1)	276	3	265	3

Allowance for doubtful accounts (Exhibit E)	(72)	(2)	(68)	(2)

Total	204	1	197	1

(1)	In 2006 and 2005, it includes 16 million and 17 million, respectively, from related companies (see Note 7.3.).
(2)	In 2006 and 2005, net of 4 million fully reserved.
(3)	As a consequence of refinancing past-due trade receivables, approximately 2 million of refinanced receivables are disclosed as non current receivables as of March 31, 2006 and December 31, 2005, respectively.

c) Other receivables:

	March 31, 2006		December 31, 2005

	Current	Noncurrent	Current	Noncurrent

Guarantee deposits	1	1	2	1
Prepayments to vendors	3	-	1	-
Receivables from related companies (1)	47	116	40	113
Financial Instruments (2)	1	1	1	1
Prepaid expenses	4	-	3	-
Prepaid services (3)	1	-	3	-
Legal deposits	3	-	2	-
Minimum presumed income tax	-	79	-	74
Prepaid insurance	1	-	1	-
Other (4)	8	1	6	1

Subtotal	69	198	59	190

(1)	In 2006 and 2005, includes 130 million and 126 million, respectively with other related companies according to the detail provided in Note 7.3. and 33 million and 27 million, respectively, with Telefónica S.A. – Sucursal Argentina (“TSA Arg.”). (See Note 5.c) (i) to the unconsolidated financial statements).
(2)	See Note 12.
(3)	See Note 8.
(4)	In 2006 and 2005, net of 4 million, respectively, totally reserved.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

d) Inventories:

	Current

	March	December
	31, 2006	31, 2005

Telephone equipment and other
equipment	4	3
Allowance for impairment in value
and slow turnover (Exhibit E)	(1)	(1)

Total	3	2

e) Other assets:

	Current

	March	December
	31, 2006	31, 2005

Real property intended for sale	2	2

Total	2	2

f) Trade payables:

	March 31, 2006		December 31, 2005

	Current	Noncurrent	Current	Noncurrent

Vendors, contractors and correspondents (1)	184	1	178	1
Management fee (2)	46	-	40	-
Collections on account and behalf of
cellular and audiotext companies	25	-	29	-
Services collected in advance (3)	2	30	3	31
Deferred income	6	19	4	17
Other	1	-	1	-

Total	264	50	255	49

(1)	In 2006 and 2005, it includes 13 million and 17 million, respectively, from related companies (see Note 7.3.).
(2)	See Note 7.3.
(3)	Includes deferred revenues related to the sale of indefeasible rights to use network capacity, recognized by the straight-line method during the term of the agreement. In 2006 and 2005, includes 2 million as current amount, respectively, and 29 million as non current corresponding to related companies (see Note 7.3.).

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

g) Bank and other financial payables:

	March 31, 2006		December 31, 2005

	Current	Noncurrent	Current	Noncurrent

Bank loans and long-term
financing	18	83	17	87
Imports financing	3	3	3	4
Section 33 Law No. 19,550 –
Telefónica Internacional, S.A.
(“TISA”) (1)	908	-	873	-
Negotiable obligations (2)	231	1,021	218	1,052
Credit balances with banks	7	-	3	-

Total	1,167	1,107	1,114	1,143

(1)	In 2006 and 2005, includes 39 million and 38 million, respectively, corresponding to the Company (see Note 5.c.(ii) to the unconsolidated financial statements), 853 million and 816 million, respectively, corresponding to Cointel (see Note 7.1.) and 16 million and 19 million, respectively, corresponding to Telefónica (see Note 12).
(2)	See issuance conditions and cancellation in Note 11. and Note 9. to unconsolidated financial statements.

h) Payroll and social security taxes payable:

	March 31, 2006		December 31, 2005

	Current	Noncurrent	Current	Noncurrent

Vacation and bonus accrual	22	-	28	-
Social security taxes payable	10	-	9	-
Pre-retirement agreements
and others (1)	7	5	7	6
Incentive plan for executives (2)	-	1	-	1
Other	6	-	1	-

Total	45	6	45	7

(1)	Pre-retirement agreements mature through 2009, and do not have any adjustment clauses. Includes 4 million related to benefits granted to employees included in such agreements, which are to be allocated by them to retirement tax payments for to the period between the date of the agreement and March 31, 2006, and are to be paid until the worker qualifies to obtain legal pension benefits.
(2)	See Note 19.

i) Taxes payable:

	March 31, 2006		December 31, 2005

	Current	Noncurrent	Current	Noncurrent

Turnover tax accrual (net of
prepayment)	6	-	7	-
Health and safety assesments	13	-	12	-
Value-added tax	9	-	11	-
Minimum presumed income tax (net
of prepayment)	5	-	6	-
Deferred tax liability, net (1)	-	127	-	116
Other	35	-	32	-

Total	68	127	68	116

(1)    See Note 2.1. k.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

j) Other payables:

	March 31, 2006		December 31, 2005

	Current	Noncurrent	Current	Noncurrent

Financial instruments (1)	6	7	6	9
International Telecommunication Union	10	-	10	-
(“U.I.T.”) (2)
Payables to related companies (3)	6	-	6	-
Other	11	6	9	9

Total	33	13	31	18

(1)	Related to foreign currency swap agreements, described in Note 12.
(2)	See Note 10.b.
(3)	See Note 7.3.

k) Net liabilities from discontinued operations:

	March	December
	31, 2006	31, 2005

Deferred income – Sale of Telinver S.A. (1)	25	25
Deferred tax assets	(9)	(9)

Total	16	16

(1)   See Notes 2.1. l. and 7.2.

l) Cost of services provided:

	March 31,

	2006	2005

Operating expenses (Exhibit H)	(242)	(237)
Cost of goods sold (Exhibit F)	(1)	(1)

Total	(243)	(238)

m) Other holding and financial income / (expense) on liabilities:

	Income/(loss)

	March 31,

	2006	2005

Deferred expenses amortization	(1)	(1)
Tax on bank account transactions	(1)	(2)

Total	(2)	(3)

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

3.2     Aging of current investments, receivables and liabilities as of March 31, 2006

	Assets			Liabilities (c)

						Payroll
					Bank and	and social
		Trade			other	security
	Current	receivables	Other	Trade	financial	taxes	Taxes	Other
	investments	(a)	receivables	payables	payables	payable	payable	payables

Past due:

Up to three months	-	105	-	4	-	-	-	-
From three to six months	-	13	-	1	-	-	-	-
From six to nine months	-	7	-	-	-	-	-	-
From nine to twelve months	-	5	-	-	-	-	-	-
From one to two years	-	12	-	-	-	-	-	-
From two to three years	-	6	-	2	-	-	-	-
Over three years	-	31	-	-	-	-	-	-

Without maturity:	63	16	48	12	7	-	164	23

Current:

Up to three months	192	82	12	219	137	19	29	1
From three to six months	-	2	3	16	152	7	2	3
From six to nine months	-	-	5	8	838	4	-	-
From nine to twelve months	-	-	1	2	33	15	-	5
From one to two years	-	-	7	6	311	4	-	7
From two to three years	-	-	190	5	212	1	-	3
From three to four years	-	-	-	5	18	1	-	2
From four to five years	-	-	-	4	345	-	-	1
Over five years	-	-	1	30	221	-	-	-

Subtotal	255	279	267	314	2,274	51	195	45
Allowance for doubtful
accounts (Exhibit E)	-	(74)	-	-	-	-	-	-
Benefits under the
Collective Bargaining
Agreements	-	-	-	-	-	-	-	1

Total	255	205	267	314	2,274	51	195	46

Balances:
Percentage accruing interest
at fixed rate	82%	-	52%	-	55%	-	-	29%
Percentage accruing interest
at variable rate	-	48% (b)	-	-	42%	-	-	-
Percentage accruing income
at variable rate	18%	-	-	-	-	-	-	-
Interest:
Annual average interest rate
in foreign currency	5%	-	5%	-	10%	-	-	6%
Annual average interest rate
in local currency	8%	28% (b)	11%	-	9%	-	-	-

(a)	Includes 2 million past-due classified as non current taking into account Telefónica's Management estimates regarding probable collection terms.
(b)	Such percentage is related to the portion of receivables over which surcharges are applicable for being in arrears. The rate indicated is that related to bills collected with such surcharges.
(c)	Not including net liabilities from discontinued operations.

4. TELEFONICA'S OPERATIONS

Sociedad Licenciataria Sur S.A., nowadays Telefónica, was created in compliance with the provisions of the List of Conditions for the privatization of Empresa Nacional de Telecomunicaciones (“ENTel”). Telefónica has been granted a license for an unlimited period of time to provide Basic Telephone Services to the Southern Region of Argentina (the “Southern region license”), which was exclusive until late 1999.

Additionally, Telefónica signed a license agreement with the Department of Communications (“S.C.”) for an unlimited period of time, to provide local and domestic and international long-distance telephone services and telex services in the Northern region of the country. Telefónica’s obligations under this license mainly relate to service quality and coverage of the areas to be serviced.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

On June 9, 2000, the Federal Executive Power ("PEN") issued Decree No. 465/00, which provided the complete deregulation of the telecommunications market as from November 9, 2000.

On September 3, 2000 the PEN issued Decree No. 764/00 which, in the context of such deregulation, approved the Rules for Licenses for Telecommunication Services, the Interconnection, the Universal Service and the Management and Control of Radioelectric Spectrum. These rules constitute the current regulatory framework applicable to Telefónica. On September 19, 2000, Telefónica filed a reconsideration petition against certain specific issues of Decree No. 764/00. The Court has not ruled on this issue.

Telefónica’s short-term strategy has been to adapt its business plans to address the challenges and risks presented by the Argentine economic crisis. Therefore since early 2002, Telefónica has focused on the renegotiation of the agreement reached with the Government and Telefónica has been taking certain steps to moderate the effects of the imbalance between changes in revenues and costs caused by the significant increase in the prices of supplies and the cost of technology–related investments usually required by the business that Telefónica operates, and the situation affecting service rates described in Note 9.1. Some of these measures include: i) capital expenditures controls, ii) operating costs reduction, iii) increased collection rates and, iv) debt renegotiation, cash management and roll-over of short-term debt.

The relationship between variables determining Telefónica's revenues and expenses was affected as a result of the conversion into pesos and freezing of Telefónica's tariffs within the context of a potentially inflationary economy and may continue to be mismatched depending upon the regulatory framework to be designed by the Argentine Government in the future. The Transfer Contract provides for mechanisms to re-balance the relation between the variables that determine income and costs of Telefónica (including investments), i.e. the so called “Telefónica's economic and financial equation” upon the occurrence of certain circumstances (see Note 9.). As mentioned in Note 2.4. to the unconsolidated financial statements, the Public Emergency and Foreign Exchange System Reform Law established the pesification of originally US dollar-denominated utility tariffs previously agreed upon in US dollars at the US$1.00 to AR$ 1.00 exchange rate and authorized the PEN to renegotiate agreements. Given this framework, on February 15, 2006, the Renegotiation and Analysis of Public Utilities Agreements Unit (“UNIREN”) signed on behalf of the National Government and together with Telefónica, a Memorandum of Understanding (the "Memorandum of Understanding 2006") which seeks a commitment to establish in the future a stable legal framework maintaining the legal conditions set forth in the Transfer Contract and the rules in force as of the date of such Memorandum.

As of the date of issuance of these financial statements, the evolution of the main macroeconomic variables since the economic crisis of years 2001-2002, shows positive signs such as growth in the economy, stabilization of the exchange rate and less inflation, although there have been certain signs of deceleration in the pace of economic growth and rises in domestic prices. Therefore, in the opinion of the Company, Cointel and Telefónica’s Management, there is greater certainty in the operating and economic environment due to, among other factors, a relative stabilization in the peso equivalent amounts of its foreign currency denominated consolidated debt, due to the financing already obtained by Telefónica and the gradual reduction of Telefónica’s short-term debt (see Note 12.).

Although Telefónica has adopted the abovementioned measures to mitigate the effects of changes in its business resulting from the issue described in the above paragraphs, and certain indicators of the Argentine economy are currently showing favorable signals, the future operating conditions and characteristics might not continue to be stable to the extent that in the event of new developments in the economic context the regulatory framework may fail to establish the rules to allow reinstating the balance of the variables that constitute Telefónica's economic and financial equation (see Note 9.).

In connection with Telefónica’s contractual obligations under the Memorandum of Understanding 2006, the National Communications Commission (“CNC”) and the Executive Secretary’s Office of the UNIREN have stated that, in compliance with current regulations, they have performed an analysis of the status and degree of compliance by Telefónica with its obligations under the Transfer Contract and the regulatory framework, and concluded that Telefónica has so far acceptably met those obligations, with only minor noncompliance events resulting in penalties. Remaining issues related to Telefónica’s operations are pending resolution and are expected to be concluded prior to June 30, 2006.

In the Memorandum of Understanding 2006, it was agreed that as of December 31, 2010, Telefónica should achieve the goals established as long-term goals in Decree No. 62/90 and in the General Rules on Basic Telephone Service Quality. In addition, goals are established as of 2005 that will be effective through the date mentioned above.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

In the Memorandum of Understanding 2006, and within the framework of the renegotiation of the Telefónica’s Transfer Contract with the Government and within the 30 days subsequent to the execution of the Protocol of Renegotiation by the PEN, Telefónica, and the shareholders representing at least 98% of the capital stock, would have to fully and expressly waive all the rights that may potentially be alleged as well as under all lawsuits filed or in progress, arising out of or related to the events or measures resulting from the emergency situation established in Law No. 25,561 in connection with the Transfer Contract and Telefónica’s license. The waiver should not be interpreted as Telefónica’s waiver to the rights that could apply to it based on possible future circumstances. Should such waiver not occur, this would give rise to the repudiation of the Protocol of Renegotiation for a cause attributable to Telefónica, thus resulting in the revocation or expiry of the license.

Telefónica’s Management believes that Telefónica has met all the effective obligations.

Telefónica has signed a Management Agreement with its operator and majority shareholder, Telefónica S.A. (“TSA”), formerly known as Telefónica de España S.A. Under this Agreement, the complete management of Telefónica is entrusted to the operator. Such agreement was automatically extended until April 2003 at TSA's option. The management fee amounted to 9% of Telefónica’s “gross margin”, as defined in the Agreement. On October 30, 2002, TSA notified Telefónica that it intended to exercise the option to extend the effective term of the Agreement for an additional period of five years to be counted as from April 30, 2003. On July 30, 2003, Telefónica entered into a Supplement to the Agreement with TSA, confirmed by its General Shareholders’ Meeting held on April 19, 2004, pursuant to which the management fee as from May 1, 2003, was reduced to 4% of the gross margin.

On April 10, 2002, Telefónica’s General Ordinary and Special Shareholders’ Meeting approved an amendment to the corporate purpose. The corporate purpose was broadened for Telefónica to be able to engage in other types of businesses not strictly related to rendering telecommunications services, including: purchasing equipment, infrastructure, and telecommunications-related goods, as well as rendering any type of services, such as consulting and accounting, human resources and tax administration services. In view of the broadening of the corporate purpose, it is necessary to obtain the related authorization of the telecommunication regulatory authority. The related request has been filed to the S.C. and is pending. Therefore, the changes to Telefónica's corporate purpose are subject to administrative approval by the S.C.

On November 11, 2005, Telefónica sold its equity interest in Telinver S.A. (see Note 16.).

5. REGISTRABLE ASSETS OF TELEFONICA (Figures according to Cointel's consolidated financial statements as of March 31, 2006)

On October 27, 1994, "ENTel en liquidación" issued Resolution No. 96/94 whereby it undertakes to perform all the necessary acts to accomplish the transfer of title of registrable assets for such time as may be necessary, notifying Telefónica 60 days before the date that may be defined as the expiration of ENTel’s commitment. This resolution recognized that the licensee companies will be entitled to claim the indemnity stipulated in the Transfer Contract for the real property whose title had not been conveyed to them by the time of the expiration of the abovementioned period. As of March 31, 2006, these assets have a net book value of about 577 million, of which approximately 504 million (both amounts restated as described in Note 2.1. to the unconsolidated financial statements) was registered in Telefónica's name. In Telefónica’s Management opinion, the registration of title of a major portion of the most significant assets contributed by ENTel will be successfully completed. Accordingly, in Telefónica’s Management opinion, the final outcome of this matter will not have a significant impact on Telefónica’s results of operations and/or its financial position.

6. PREFERRED SHARES OF COINTEL (Figures according to Cointel's unconsolidated financial statements as of March 31, 2006)

Cointel’s capital stock is comprised of common and preferred shares issued under Argentine law. The main issuance clauses of the preferred shares related to dividend payments, preferences among the various classes of preferred shares, preferences of the latter over common shares and the redemption of preferred shares, and, as may be seen from the issuance minutes, are as follows:

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

a)	Three different classes of preferred shares were issued: A, B and C. Each class accrues an annual preferred dividend at the rates established in the issuance clauses. Class C shares were amortized in two equal installments on April 30, 1996 and 1995.

b)	The issuance conditions of preferred shares provided that the redemption value of preferred capital and the preferred dividends were established in US dollars and until the closing of the three month period ended on March 31, 2002, Cointel valued them in accordance with such clauses. However, and according to Cointel's and its legal counsel's final analysis, such redemption value and the preferred dividends have been affected by the conversion into pesos provided by the legal framework in effect in Argentina, established by Decrees No. 214/02 and No. 320/02. Consequently, the redemption value of preferred capital and the preferred dividends have been converted into pesos at a one peso ($1) = one US dollar (US$1) exchange rate, being applicable to such amounts the adjustment by the Coeficiente de estabilización de referencia (“CER”) accrued until the redemption and/or payment date.

As of June 30, 2004, Cointel received a claim from the preferred shareholder that holds 100% of the outstanding preferred shares in relation with the “pesification” of its preferred shares. On September 16, 2004 Cointel has been notified of a legal action filed by such preferred shareholder contesting the shareholders’ meeting held on April 19, 2004 that approved the financial statements for the fiscal year ended December 31, 2003 and possibly the previous meetings, and in particular the shareholders’ decision approving the financial statements as of December 31, 2003 insofar as they disclose as “pesified” the redemption value of the preferred shares and related accumulated unpaid accrued dividends in accordance with the regulations described above. In addition, Cointel has been notified of a precautionary measure (specifically, an order to record the existence of a pending action) in connection with the contestation filed in court by such preferred shareholder. As of August 12, 2005, following the above mentioned claims, the preferred shareholder initiated a new legal action (requesting that the actions be gathered by the same court), intending to declare the nullity of Cointel Shareholders’ meeting dated on April 29, 2005, that approved the financial statements as of December 31, 2004. Cointel’s Management and its legal counsel consider that, based on the raised analysis and in the light of the rules in force, the likelihood that the outcome of these issues could have an adverse effect on Cointel’s financial position is remote.

c)	The periods for accruing preferred dividends will be computed as from January 1 through December 31 each year, irrespective of Cointel’s year-end date.

d)	Preferred dividends are cumulative. The issuance clauses of preferred shares state that such shares enjoy preference over common stock. Likewise, Class A preferred stock enjoys preference over Class B preferred stock. Dividend preferences include a priority order for voting and approval as well as for payment.

e)	Preferred dividend payment dates are as follows:

1.	Preferred dividends on Class A shares: the first date was April 30, 1994 and thereafter dividends should be paid on the 30th day of April in each year to and including 2003, in the event of liquid and realized profits or free reserves (see item j) of this note).

2.	Preferred dividends on Class B shares: the first date was April 30, 1992 and thereafter dividends should be paid on the 30th day of April in each year to and including 2007, in the event of liquid and realized profits or free reserves (see item j) of this note). On each payment date any dividend accrued during the immediately preceding accrual period shall be paid.

f)	Preferred capital amortization dates are as follows:

	1.	Class A shares of preferred stock: the first date was April 30, 1997 and thereafter, amortizations should be made on the 30th day of April in each year to and including 2003, in the event of liquid and realized profits or free reserves (see item j) of this note), in installments equal to a seventh of the preferred capital of this type of shares.

	2.	Class B shares of preferred stock: beginning on April 30, 1998 and thereafter, amortizations should be made on the 30th day of April in each year to and including 2007, in the event of liquid and realized profits or free reserves (see item j) of this note), in installments equal to a tenth of the preferred capital of this type of shares.

The General and Special Shareholders’ Meetings held on April 30, 2001, April 28, 2000, April 30, 1999 and March 31, 1997 voted a partial redemption of Class “A” and “B” preferred shares for a total, in each repurchase, US$40,100,047 (face value of 21,172,825 in historical value) and US$41,878,336 (face value of 22,111,761 in historical value), respectively, as set forth in the

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

issuance conditions of such shares. These reductions were registered in the Public Registry of Commerce.

g)	For the preferred capital stock fully amortized and to the extent that there shall be any preferred dividends unpaid, beneficial bonds shall be issued pursuant to Section 228 – Law No. 19,550 companies, as amended. Bondholders shall have the same preference as the holders of preferred shares. Amortization payments shall be made from liquid and realized profits or free reserves.

h)	If, for any reason, preferred capital amortization cannot be made on the appropriate date, such payments shall be made on the next succeeding amortization date and so on.

i)	In the event of liquidation of Cointel, for whatever reason, the holders of preferred stock shall collect first any preferred unamortized capital and then any preferred dividends accrued.

j)	Cointel, among other commitments detailed in the issuance conditions, has agreed:

1.	Not to reduce its holding of shares of common stock of the controlled company to less than a majority thereof, without the prior consent of the holders of preferred stock in a Special Meeting of preferred shareholders.

2.	To control decisions inside the Board of Directors and General Shareholders’ Meetings of the controlled company.

3.	To make no investment other than in shares of the controlled company and assets related to the holdings of such shares by Cointel.

4.	To incur no debt that shall cause all the debts of Cointel to exceed at any time the amount of US$850 million.

As of the date of issuance of these financial statements, Cointel has met all obligations arising from the issuance conditions of preferred stock. However, as of the date of issuance of these financial statements, there are accumulated unpaid but not yet due preferred dividends and preferred capital stock that have not been redeemed as set forth in the original schedule, because Cointel did not have liquid and realized profits or free reserves as stipulated by issuance conditions. Consequently these unpaid amounts are to be considered not due.

k)	The holders of preferred stock shall have no right to receive common shares as dividends whether from capitalization of reserves, capital adjustments or otherwise.

l)	The holders of preferred stock shall have no voting rights except as provided in clause 8 of the issuance conditions of each class of the preferred shares which mainly relate to: (i) the provisions of Sections 217 and 244 of Law No. 19,550 as amended, (ii) if voluntary dissolution of Cointel has been decided by Cointel or if its dissolution is decided by the appropriate corporate body or authority and (iii) if there is any preferred capital unamortized and past-due. In these cases the holders of preferred stock shall have one vote per share.

The right to vote shall cease after Cointel has complied with all its obligations, has ceased all acts that may prejudice preferred shareholders, after the delay is corrected or after the noncompliance is remedied or its effects are compensated.

The detail of Cointel's preferred capital determined in accordance with the issuance clauses prevailing and considering the effects of Decree No. 214/02 and related regulations and the preferred dividends accumulated unpaid but not yet due as of March 31, 2006, as established in the issuance clauses and considering the effects of Decree No. 214/02 and related regulations, is as follows:

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

	Capital stock			Amounts stated in millions of Argentine pesos

	Face value in		Redemption	Accumulated	Fifteenth	Total accumulated
Class of	millions of		value in millions	unpaid dividends	preferred	unpaid but not
preferred	Argentine		of Argentine	as of December	dividends	due preferred
stock	pesos		pesos (1)	31, 2005 (2) (3)	period (3)	dividends (3)

A	2		6	1	-	1
B	13		43	13	1	14

	14	(4)	49	14	1	15

(1)	See b) in this Note.
(2)	Corresponds to the preferred dividends accrued during the years ended December 31, 2005, 2004, 2003, 2002 and 2001, which are unpaid as of March 31, 2006, plus the adjustment for the CER as of March 31, 2006.
(3)	Preferred dividends have been calculated as stated in the issuance conditions and considering the effects of Decree No. 214/02 and related regulations.
(4)	The table may not sum due to rounding in millions. See Note 2.3. to the unconsolidated financial statements.

As of March 31, 2006, Cointel's preferred stock restated for inflation as described in Note 2.1. to the unconsolidated financial statements amounts to 58 million, while preferred capital stock determined in accordance with the issuance clauses and the legal framework mentioned above amounts to 49 million. Cointel believes that the difference of 9 million in the value of preferred stock represents a redistribution of the total value of Cointel’s capital stock between its common and preferred shareholders. The difference of value as of March 31, 2006 is comprised of an initial negative balance as of December 31, 2005 of 11 million (restated as described in Note 2.1. to the unconsolidated financial statements) and an increase of 2 million corresponding to the evolution of the preferred stock’s value, calculated in accordance to Decree No. 214/02 and related regulations during the three-month period ended March 31, 2006.

The issuance clauses of Cointel’s preferred A and B shares provide that, should there be no liquid and realized profits or free reserves, Cointel will not partially amortize preferred stock or pay the respective preferred dividends.

According to the above-mentioned clauses and considering that Cointel as of March 31, 2006 has unappropiated accumulated loss, Cointel did not partially amortize preferred stock or pay preferred dividends corresponding to the eleventh, twelfth, thirteenth and fourteenth period. For the above reasons this situation is not to be considered a default of Cointel’s obligations.

According to item 5.e) of the preferred shares issuance conditions, the holders of Class A shares of preferred stock are entitled to one vote per share as from April 30, 2003, since the tenth dividend payment date for such kind of shares has taken place, and there is preferred capital unamortized as of such date.

7. SECTION 33 – LAW No.19,550 COMPANIES AND RELATED COMPANIES

7.1.	Cointel’s outstanding balances and transactions with related companies (Figures calculated in proportion to the Company's interest in Cointel as of March 31, 2006)

As of March 31, 2006, there are ten outstanding loan agreements executed between TISA (as lender) and Cointel (as borrower), which accrued interest at six-month LIBOR plus 5.5% payable semiannually. As of March 31, 2006 and December 31, 2005, the book value of the outstanding loans amounts to approximately US$554 million and US$538 million (equivalent to 1,706 million and 1,632 million as of March 31, 2006 and as of December 31, 2005, respectively) of which US$547 million and US$520 million correspond to the principal amount and approximately US$7 million and US$18 million to interests.

During year 2002, Cointel and TISA executed an amendment to certain loan agreements whereby they agreed that TISA could determine, prior written notice, the conversion into principal of accrued interests as of each due date. During the three-month period ended March 31, 2006, interests converted into principal under the above-mentioned loans amounted to US$24 million.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

In obtaining the above-mentioned loans, Cointel has undertaken certain commitments, mainly involving restrictions on the sale of assets and on the encumbrance of certain assets, on Cointel or any of its affiliates becoming a party to mergers or acquisitions, with certain exceptions. In addition, the loans shall forthwith become due and payable upon Cointel defaulting on any of the obligations undertaken under the loan agreement, changes in Cointel’s controlling shareholders, Cointel or its affiliates defaulting on their obligations in excess of euro 20 million or its equivalent in others currencies, changes in Cointel’s main business activity, should Cointel or any of its affiliates lose the Government licenses obtained, should Cointel’s financial and economic position be altered in such a way that, based on the adverse nature thereof, could affect Cointel’s ability to meet the terms and conditions assumed on such agreement, and should there be any restrictions affecting its ability to settle the payables to TISA. TISA has advised Cointel that until December 31, 2006, the effects of the Public Emergency System implemented in Argentina by Decree No. 1,570/01, Law No. 25,561 as supplemented and amended in force shall not be considered as an event of default as defined under the loan agreement. Additionally, the loan agreements in effect include acceleration events in case certain court or out-of-court proceedings are filed for amounts in excess of certain assets or net equity percentages of Cointel or material subsidiary in accordance with the definition stipulated in such loan agreements. As of the date of issuance of these financial statements, Cointel obtained a waiver in connection with those proceedings existing as of that date, subject to a condition that no other debt be accelerated on similar grounds, covering until December 31, 2006. Based on the maximum term established in the waivers mentioned, Cointel has classified the amount of 1,081 million and and 1,010 million (US$351 million and US$333 million, stated at the exchange rate prevailing as of March 31, 2006 and as of December 31, 2005, respectively) in relation to loans that, according to their original maturity dates, had been classified as long term.

During the three-month periods ended March 31, 2006 and 2005, Cointel accrued interest related to loan agreements with Section 33 - Law No.19,550 companies for an amount of 40 million and 29 million, respectively.

During the three-month periods ended March 31, 2006 and 2005, Cointel received administrative services from Telefónica for amounts less than 1 million, which are disclosed under “Administrative expenses” in Cointel’s income statements as of such dates.

7.2.	Commitments related to the sale of the equity interest in Telinver S.A. (Figures according to the consolidated financial statements of Cointel as of March 31, 2006)

As part of the sale transaction of Telinver S.A. described in note 16., Telefónica granted usual guarantees in this type of transactions to the TPI Group including the inexistence of liabilities or encumbrances not disclosed in Telinver S.A.’s financial statements as of the date of the transaction and the responsibility on legal, tax, and labor contingencies prior to the acquisition, among others.

In addition, Telefónica guarantees to the TPI Group, during a five-year term counted as from the date of execution of the sale transaction, that the price of the transaction will be adjusted in the event of changes in the economic and financial conditions of the telephone directory advertising exploitation and publishing agreement, as well as in the event that Telefónica is prohibited from rendering the service stipulated in the Offering Letter for the collection and billing through the telephone bill services.

As mentioned in the financial statements of Telinver S.A. as of December 31, 2005, on February 14, February 28, and June 14, 2002, the DGR (Buenos Aires Province tax authorities) issued three resolutions, whereby turnover tax ex-officio assessment and summary proceedings were filed against Telinver S.A. for the 1996, 1997, 1998, 1999, 2000 and 2001 (January through July) periods. The amounts claimed in those notifications are 4.4 million, 0.4 million, and 1.7 million, respectively, plus the interest provided in the Buenos Aires Province tax code. On January 22, 2004, Telinver S.A. filed an appeal with the Buenos Aires Province Administrative Tax Court of Appeals.

On November 15, 2005, the Administrative Tax Court of Appeals issued a ruling on the third resolution whereby it determined that Telinver S.A. should pay a total amount of 15 million on account of principal and interest. Telinver S.A. paid 1.7 million in principal claimed by the DGR as previous requirement to appeal the decision of the Administrative Tax Court of Appeals before the contentious administrative courts. In addition, Telinver S.A. requested a precautionary measure based on the unconstitutional nature of the interest calculation method provided in the Buenos Aires Province Tax Code. Telinver S.A.’s legal counsel believes that there are sound arguments to be granted the precautionary measure. As of the date of issuance of these financial statements, such precautionary measure has not been issued.

On March 1, 2006, Telinver S.A. received a form from the DGR whereby it is demanded to pay within a 5 day term the amount of 1.5 million plus compensatory interest. On March 8, 2006 Telinver S.A.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

filed a brief with the DGR rejecting such demand for payment on the grounds that the tax determination thereby included, failed to consider Law No. 13,405, section 16 in so far as it establishes that compensatory interest may not exceed the limit of five times the amount of the unpaid tax liability. In response to the brief filed by Telinver S.A., the Capital Federal Territorial Department of the DGR shall send the file for consultation to the Tax Technical Advice Directorate of that Department.

On the progress of the case as of the date of issuance of these financial statements and although the final outcome is subject to the uncertainties inherent to any pending court judgment, to date there is an uncertainty on whether it will be probable that Telefónica be granted the economic benefits related to the sale in connection with the contingency mentioned herein and, therefore, 49 million were deferred until the uncertainty described above in resolved (see note 2.1.l).

7.3.	Telefónica's outstanding balances and transactions with related companies (Calculated in proportion to the Company's interest in Cointel as of March 31, 2006)

During the three-month periods ended March 31, 2006 and 2005, respectively, Telefónica made the following transactions with related companies in addition to that described in Note 16.:

	March	March
	31, 2006	31, 2005

	Income / (loss)

Management fee:
TSA Arg.	(9)	(9)

Net income / (loss) from goods and services:
Telefónica Móviles Argentina S.A. (“TMA S.A.”)	32	25
Telefónica Data Argentina S.A. (“TDA S.A.”)	3	5
Telinver S.A.	1	1
Atento Argentina S.A. (“Atento”)	(2)	(2)
Telefónica Ingeniería de Seguridad S.A. (“TIS S.A.”)	-	(1)
Emergia Argentina S.A. (“Emergia”)	1	1
Telcel Venezuela (“Telcel”) (1)	2	1
C.P.T. Telefónica del Perú (“CPT”)	3	2
Compañía de Radiocomunicaciones Móviles S.A. (“CRM S.A.”)	5	5
TSA Arg.	(1)	-
Televisión Federal S.A. – TELEFE	(1)	(1)
TSA	-	1
CTC Mundo S.A. (“CTC”)	1	-
Telefónica Gestión de Servicios Compartidos S.A. (“T-Gestiona
S.A.”)	-	(1)
Telecomunicaciones de San Pablo S.A. (“Telesp”)	(1)	1
Communication Technologies Inc. (“CTI USA”) (2)	-	(1)

Total	43	36

Net Income / (loss) on financial charges
TISA	-	(5)
TPI (1)	1	-
Telinver S.A.	1	-

Total	2	(5)

(1)	See Note 16.
(2)	Company belonging to the group until August 2005.

Telefónica's payables to / receivables from the operator (TSA) and other Cointel’s shareholders and other related companies as of March 31, 2006 and December 31, 2005 are as follows:

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

	March	December
	31, 2006	31, 2005

ASSETS
Trade receivables:
TMA S.A.	2	3
Telcel	5	1
T-Gestiona S.A.	2	2
Telefónica International Wholesale Service (“TIWS España”)	-	1
TSA	1	3
Telinver S.A.	1	1
Atlántida Comunicaciones S.A. (“ATCO”)	-	1
Telesp	-	1
Emergia	-	2
Telefónica International Wholesale Services América S.A.
(“TIWS América”)	1	-
CPT	2	2
Telefónica LD Puerto Rico	1	-
Other	1	-

Total Trade receivables	16	17

Other receivables:
TDA S.A.	2	4
ATCO	2	-
Telinver S.A.	17	17
Telefónica Media Argentina S.A.	1	1
Telefónica Internacional Holding BV	1	-
TISA	1	1
TPI	99	96
TPII	5	5
Atento	2	1
Other	-	1

Total Other receivables	130	126

TOTAL ASSETS	146	143

LIABILITIES
Trade payables
TSA Arg. (1)	46	40
CTC	2	4
Emergia	30	31
TIWS América	1	-
CRM S.A.	6	8
Telefónica Servicios Audiovisuales	1	1
Televisión Federal S.A. – TELEFE	1	1
Telefónica Investigación y Desarrollo (“TID S.A.”)	2	2
Atento	1	1

Total Trade payables	90	88

Bank and other financial payables
TISA (2)	15	19

Total Bank and other financial liabilities	15	19

Other payables
TSA	5	5
TSA Arg.	1	1

Total Other payables	6	6

TOTAL LIABILITIES	111	113

(1)	Related to liabilities from management fee.
(2)	See Note 12.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

7.4.	E-Commerce Latina S.A. (Figures according to Cointel's consolidated financial statements as of March 31, 2006)

As arise from Cointel's financial statements as of March 31, 2006, Telefónica holds together with Alto Palermo S.A. a 50% interest in E-Commerce Latina S.A., as business partner in the electronic trading range through Internet to commercialize products of the shopping center of such company.

Additionally, the parties undertook to make voluntary capital contributions for the development of new business lines for a maximum of 12 million, 75% of which is to be contributed by Telefónica.

7.5.	Commitments related to TMA (Figures according to Cointel's consolidated financial statements as of March 31, 2006)

In July 1999, Telefónica provided to the Argentine Government for the benefit of TMA S.A. performance guarantees under the PCS licenses obligations in the amounts of US$22.5 million individually and 45 million jointly with Telecom Argentina S.A. (“Telecom S.A.”). As informed by TMA S.A., the duties arising from its PCS licenses have been complied with. Although the CNC has finished the technical review of existing network, as of the date of issuance of these consolidated financial statements the file of this technical review was on the administrative course and as a result the Company is still subject to these guarantees.

The outstanding performance guarantees denominated in foreign currency have been converted into pesos.

8. CONTRACTS (Figures according to Cointel's consolidated financial statements as of March 31, 2006)

-	IBM Contract

On March 27, 2000, Telefónica’s Board of Directors approved the outsourcing through IBM of the operation and maintenance of the infrastructure of some of Telefónica’s information systems. Telefónica, TMA S.A., Telinver S.A. and TDA S.A. executed a contract with IBM whereby Telefónica outsourced the operation and maintenance of the information technology infrastructure to IBM for a six and a half years term and there is a transfer to IBM of the assets used to render the services outsourced under the contract at a stated price.

1. Service Price: over the duration of the contract, Telefónica committed to pay IBM a monthly charge as consideration for the base line services to be rendered under the contract, and other charges for the use of additional resources. The payment terms include decreasing monthly installments.

2. Transfer of Equipment: the agreement stipulated that at the inception of the contract, Telefónica should transfer to IBM, at a fixed price, the assets that were designated to provide the services at that date. In addition, the agreement stipulated that at contract expiration IBM shall transfer to Telefónica, at a fixed price, the assets that were designated to provide the services at that date.

3. Renewal of the Agreement: fifteen months before the expiration of the agreement, the parties shall meet to discuss a possible extension. The parties shall conduct negotiations for three months. If the parties do not agree to an extension prior to twelve month before the expiration of the agreement, the agreement shall be finished on the termination date.

As of the date of these consolidated financial statements, Telefónica has started the negotiations of the agreement.

The following is a summary of the primary contractual cash flows related to Telefónica’s agreement with IBM, as it was originally stipulated in 2000:

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

(in millions of US
dollars from 2000 to
2006)

Assets acquired by IBM	23
Baseline monthly installments (service fee
total payments)	(213)
Repurchase of assets	(14)
Refund (only if the contract is renewed)	3

As a result of the devaluation of the peso, Telefónica renegotiated the contract originally denominated in US dollars. On the basis of a supplementary contract agreed upon by the parties Telefónica undertook, among other obligations, to pay IBM for the services rendered pursuant to the contract from January 2004, to December 2006 the amount of 44.8 million and US$35.8 million in monthly installments. In addition, the referred agreement contemplates the possibility of renegotiating the amount in pesos semiannually upon request by the parties.

-	Other

Telefónica signed contracts for lease of satellites, real property and operation and maintenance of submarine cables, which include approximately 41 million of minimum future payments as of March 31, 2006.

9. TARIFF

9.1.	Rate regulations

Presidential Decree No. 764/00, issued to deregulate telecommunications services, sets forth that providers may freely establish the tariffs and/or the prices of the services supplied to objective categories of customers, which must be applied non-discriminatorily. However, if there were no effective competition, as it is the case with the services that generate a substantial part of Telefónica’s income, historical providers shall respect the maximum tariffs laid down in the General Tariff Structure. Below the values established in such Tariff Structure, these providers may establish their tariffs freely. To determine the existence of effective competition, the historical providers shall demonstrate that another or other providers of the same service have obtained 20% of the total revenue for such service in the local area of the Basic Telephony Service involved. Additionally, in the case of domestic and international long-distance services, effective competition shall be deemed to exist when customers in the area are able to choose through out the dialing selection method among more than two service providers offering more than one destination.

In 2000, Telefónica filed a request to the effect that effective competition be officially acknowledged in the Buenos Aires Multiple Area (“AMBA”). Pursuant to Resolution SC No. 304/03, the S.C. established that Telefónica should readjust the presentations submitted, supplying additional information. Telefónica has complied with this request and no resolution has yet been made in the case.

For the areas and services for which effective competition has not been declared to exist, tariff agreements established that the maximum tariff per pulse should be stated in US dollars in addition to a right for Telefónica to choose whether to adjust such tariff from April 1 to October 1 of each year based on the variation in the Consumer Price Index of the United States of America. However, the Public Emergency and Foreign Exchange System Reform Law No. 25,561, dated January 6, 2002, provided that in the agreements executed by the Federal Administration under public law regulations, including public works and utilities, indexation clauses based on foreign countries’ price indexes and any other indexation mechanisms are annulled. Law No. 25,561 also established that the prices and tariffs resulting from such clauses are denominated in pesos at the AR$ 1 to US$ 1 exchange rate. Furthermore, this law authorized the PEN to renegotiate the above contracts taking into account the following criteria in relation to public utilities: (a) the impact of tariffs on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the systems comprised; and (e) the profitability of the companies.

The PEN, by means of Decree No. 293/02, entrusted the Ministry of Economy with the renegotiation of such agreements, including agreements that govern the provision of basic (fixed) telephony

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

services. Presidential Decree No. 311/03 created a UNIREN, which shall be headed by the Ministers of Economy and Production, National Planning, Public Investment and Services. The UNIREN is in charge of pursuing the renegotiation process.

Presidential Decree No. 120/03 authorized the Argentine Government to provide for interim tariff reviews or adjustments as may be deemed necessary or convenient for the purpose of ensuring the continued availability, safety and quality of services provided to users under these contracts until the conclusion of the renegotiation process.

Law No. 25,790 extends the term for the public works and utilities agreement until December 31, 2004, this term has been further extended until December 31, 2005, pursuant to Law No. 25,972. The term has been further extended until December 31, 2006, pursuant to Law No. 26,077. The PEN shall be responsible for submitting the renegotiation proposals to the Argentine Congress, which has to communicate its decision within a period of 60 running days counted from the date of reception of the proposal. In the event such period expires without the Argentine Congress having reached a solution, the proposal shall be deemed accepted. If the proposal is rejected, the PEN shall resume the process to renegotiate the applicable agreement. This rule establishes that the decisions adopted by the PEN in this renegotiation process shall not be limited to, or subject to, the stipulations contained in the abovementioned regulatory frameworks currently governing the concession or license agreements for the respective public utilities. Renegotiation agreements may cover partial aspects of concession or license agreements, contain formulas to adjust such agreements or temporarily amend them and include the possibility of agreeing upon periodical reviews, as well as the establishment of conditions that must be met by the quality parameters applied to services. If there were temporary amendments, they should be taken into consideration in the terms of the final agreements reached with concessionaires or licensees. The legal provisions do not authorize public utilities contractors or concessionaires to suspend or alter compliance with their duties.

In accordance with Resolution No. 72/03, in February 2003 the Ministry of Economy approved a methodology to calculate and transfer to Telefónica’s customers the impact of the tax on bank account transactions imposed by Law No. 25,413 paid by Telefónica as from the date such resolution comes into force. Resolution No. 72/03 expressly refers to the Transfer Contract as the basis for the approval of such method. Pursuant to Resolution No. 72/03, all taxes paid prior to that date are included in the contractual renegotiation required by the Public Emergency Law.

Under the legal framework described, on May 20, 2004, Telefónica, Telecom Argentina S.A. and the Argentine Government signed a Memorandum of Understanding (the “Memorandum of Understanding”) pursuant to which they agreed to maintain the General Tariff Structure currently in force for the Basic Telephony Service until December 31, 2004, without waiving such Companies’ rights. The parties also ratified their intent to reach a final contractual renegotiation before December 31, 2004, which finally did not happen. In addition, pursuant to the provisions of the Transfer Contract, they agreed that any new tax or charge, or any variation in those currently in force, subject to the control of Regulatory Authorities as established in sub-sections a), c) and d) under paragraph 12.15 of the List of Conditions, shall be broken down in the bills issued to customers for services in the jurisdictions levied with the respective tax or charge.

With the objective of establishing mechanisms to enhance access to telecommunications services, in the Memorandum of Understanding, an agreement was reached to implement the measures necessary to develop the following services:

a)	Virtual telephony cards for the beneficiaries of the head of household plan and for pensioners who do not have a telephone line and who meet the eligibility requirements set forth in the respective resolution.

b)	Internet access service in all its provincial centers at discount prices.

c)	Addition of the heads of household who own a telephone line and meet the respective eligibility requirements for registration, to be registered for the Program “Retirees, Pensioners and Low- Consumption Households”.

As stated in this Memorandum of Understanding, the S.C. issued Resolutions No. 261, No. 272 and No. 73, dated November 12, 2004, November 23, 2004 and March 31, 2005, respectively.

Resolution No. 261 approved Telefónica's promotional offer of telephone access through non geographical numbering, to the value added Internet access service described in sub-paragraph b), for customers in urban areas located more than thirty (30) kilometers away from Telefónica's current hubs for the supply of 0610 Internet access service, in order to increase the number of areas that will have access to this service and based on discounts granted on telephone rates.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

hubs for the supply of 0610 Internet access service, in order to increase the number of areas that will have access to this service and based on discounts granted on telephone rates.

Pursuant to Resolution No. 272, the S.C. accepted Telefónica's proposal to implement the "Virtual Telephony" service for the beneficiaries of the Head of Household Plan mentioned in sub-paragraph a), consisting in the Value Added Voice Messaging Service, with a related telephone number that allows users to receive and store messages, available in the Buenos Aires Multiple Area, La Plata, Mar del Plata, Mendoza, Bahía Blanca and Neuquén.

Pursuant to Resolution No. 73, dated March 31, 2005 and the clarifying Resolution No. 149 dated June 21, 2005 Telefónica and Telecom S.A. were instructed to include the beneficiaries of the Head of Household Plan who already own a telephone line in the customer category “Retirees, Pensioners and Low-Consumption Households” as long as they meet the respective requirements for such category. For that purpose, Telefónica is under the obligation to request the Federal Social Security Authorities (Anses) to supply it with the National Register of Beneficiaries of the head of household plan.

In the opinion of Telefónica's Management, the application of the issues mentioned in sub-paragraphs a), b) and c) will not have a significant impact on Telefónica's future income (loss).

The deep changes in the Argentine economic model experienced since early 2002 and the current legislative framework (Emergency Law), were to be considered extraordinary events that significantly modified the economic and financial equation of Telefónica and the system applicable to the industry, therefore allowing the renegotiation of the agreement to adapt it to the new situation, in full compliance with the principles established in the List and the Transfer Contract, in order to maintain a regular, continuous and efficient supply of telephony services. The Transfer Contract contemplates the possibility of automatically adjusting the tariffs in the case of extraordinary and unforeseen events thereby defined or government actions or decisions that significantly affect the Transfer Contract’s original financial equation. The Transfer Contract also establishes a compensation on behalf of the Argentine Government when there are extraordinary events, including actions and decisions of the Argentine Government such as a freezing on tariffs or price controls, as well as the procedures to be followed to collect such compensation.

Telefónica filed the information required by the Argentine Government and proposed to reestablish the tariff regime stipulated in the Transfer Contract, which contemplates peso-denominated tariffs whose intangibility is safeguarded by the application of the monthly Consumer Price Index in Argentina or, if there were significant differences between this index and the variation of the US dollar, by the result obtained from the application of a polynomial formula that considers 40% of the monthly variation of the price of the US dollar and 60% of the variation of the monthly Consumer Price Index in Argentina, which had been annulled with the enactment of the Convertibility Law and the issuance of Decree No. 2,585/91. Telefónica proposed different alternatives to achieve such objective, especially to handle the transition from current tariffs to those resulting from the application of the Transfer Contract.

In the Memorandum of Understanding 2006, the parties agree to comply with and maintain the legal conditions provided in the Transfer Agreement and regulations effective to date. Thirty days after the public hearing to discuss the Memorandum of Understanding 2006, which was celebrated on April 28, 2006, both Telefónica and its shareholders should suspend for 210 working days all the claims, remedies, and lawsuits filed or in progress both before administrative, arbitral or any other court in Argentina or abroad, based on or related to the events occurred or measures taken as a result of the emergency situation under Law No. 25,561 regarding Telefónica’s license and Transfer Contract.

The Memorandum of Understanding 2006 provides that, in order to ensure the necessary foreseeability in the telecommunications sector and considering the telecommunications expertise and experience contributed by sector companies, the PEN committed its efforts to consolidating an adequate and consistent regulatory framework which, based on the legal and technical aspects of the industry, supplements and strengthens the regulations applicable to the sector.

In the opinion of Telefónica’s Management and its legal advisors, under the general principles of administrative law applicable to the List of Conditions and the Transfer Contract, the future rates should be set at levels sufficient to cover the cost of the service in order to preserve regular, uninterrupted and efficient provision of the public telephony utility service. It is possible that, over time, such rates schedule would not maintain the rate values in US dollars or in constant pesos in relation to any future rise in the general price level. If a future regulatory framework did not provide for the rates to change at a pace allowing balancing the economic and financial equation that the List of Conditions and the Transfer Contract intended to preserve, such rate schedule could have an adverse impact on Telefónica’s financial position and future results of operations. As of the date of

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

issuance of these financial statements, Telefónica's Management could not predict the possible outcome of the renegotiation pursuant to Public Emergency Law or the rates system that will apply in future or when it will be implemented.

9.2.	Price cap

Under the tariff regulation mechanism in effect known as Price Cap, to which Telefónica is subject, tariff discounts have been applied based on a formula made up by the U.S. Consumer Price Index and an efficiency factor. On October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires, in relation to the complaint filed by Consumidores Libres Cooperativa Limitada de Provisión de Servicios Comunitarios ("Consumidores Libres") mentioned in Note 10.d), awarded a precautionary measure ordering the Federal Government, Telefónica and Telecom S.A. "to refrain from applying the corrections set forth in Section 2 of the agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case…", which meant that the rates could not be adjusted by the U.S. Consumer Price Index (see Note 10.d).

Telefónica, Telecom S.A. and the S.C. entered into agreements for the application of the price cap for the 2000-2001, 2001-2002 and 2002-2003 periods. The price cap for the 2000-2001 period was established at 6.75%, of which 6% was allocated to rate reductions attributable to discount plans that were in effect in 2000 and the non-application of the semiannual adjustments to the pulse of that year value, among other items. The remaining 0.75% was to be applied as defined by the licensees. The price cap for the 2001-2002 period was established at 5.6%, and would be allocated to the non- application of the semiannual adjustments to the pulse value of 2001, plus the balance of the non- computation of the pulse value not applied in the price cap for the previous year. To date, the remaining amount has not been allocated to the services contemplated in the agreement. In connection with the price cap for the 2002-2003 period, it was established in an efficiency factor which could not exceed 5%, but its value was not fixed. The above-mentioned agreements require the approval of the Ministries of Economy and Production and Federal Planning, Public Investment and Services, which are still pending as of the date of issuance of these consolidated financial statements. Moreover, neither the effect of the reduction in rates previously implemented as compared to the rate reduction adjustments established by the S.C. nor the rate differences pending application under the referred agreements, have been established.

In the opinion of Telefónica’s Management and its legal counsel, the resolution of these issues related to the price cap might exclusively affect the maximum tariffs for future services that Telefónica is authorized to collect its customers for services, areas or customers in which effective competition has not been declared. As of March 31, 2006, these maximum tariffs are the result of the application to the tariffs in force as of November 7, 2000, of the discounts resulting from the implementation of the price cap for period 2000 - 2001 and to the advanced decreases corresponding to the period 2001- 2002, as established in the mentioned agreements.

Under the price cap mechanism currently in effect, the rate reduction percentage and the services to which such reductions will eventually apply depend on the final approval of the above rate agreements, and on the outcome of the legal proceedings commenced by Consumidores Libres regarding the effective rate system abovementioned.

Based on current rate regulation mechanisms, and considering Telefónica’s defense against the above legal proceedings, in the opinion of Telefónica’s Management and its legal counsel, the outcome of these issues will not have a negative impact upon Telefónica’s financial position or a significant adverse effect on its results of operations.

9.3.	Tariff restructuring (Figures according to Cointel's consolidated financial statements as of March 31, 2006)

The tariff restructuring granted by Presidential Decree No. 92/97 effective on February 1, 1997, established an increase in the price of the monthly basic charge and in domestic service rates and a decrease in the rates for domestic long-distance and international services and for Telefónica’s local and domestic long-distance public phone service for longer distances. The net impact of the rate restructuring was to be neutral on revenues during two years after its effectiveness. On December 1, 1999, the S.C. issued Resolution No. 4,269/99, which established the S.C.’s final determination of the impact of the tariff restructuring as an excess in revenues of 18 million, in currency units of that date which had previously been provisionally determined by the S.C. in 14 million. In accordance with Resolution No. 18,968/99, the S.C.’s Resolution No. 4,269/99 also states that the S.C. will determine the form and time of implementation of the future rate reduction to compensate such excess revenues. Telefónica has filed an appeal for revision of this resolution, on the grounds that the calculation method used by the S.C. to determine the impact of the tariff restructuring

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

established by Presidential Decree No. 92/97 has defects and should be challenged. As of the date of these consolidated financial statements, such appeal has not been resolved.

In the opinion of Telefónica’s Management and its legal counsel, the outcome of these issues could exclusively affect the maximum rates for future services that Telefónica is authorized to charge its customers regarding services, areas, or customers in which the government did not declare the existence of effective competition. Therefore, in the opinion of Telefónica’s Management and its legal counsel, the outcome of these issues will not have a negative impact upon Telefónica’s financial position or a significant adverse effect on the results of its operations.

10. LAWSUITS AND CLAIMS (Figures according to Cointel’s consolidated financial statements as of March 31, 2006)

Contingencies

Telefónica is presently facing various proceedings and claims in the areas of labor, tax, regulatory compliance and other matters, all of which arise in the ordinary course of business. Every situation of this type implies certain degree of uncertainty, and the outcome of individual matters is not predictable with certainty. If information available prior to the issuance of the financial statements, considering the opinion of Telefónica’s legal counsel, indicates that it is probable that a liability has been incurred as of the date of issuance of the consolidated financial statements, and the amount of the loss, or the range of probable loss can be reasonably estimated, then such loss is accrued and charged to expenses and accrued in the reserve for contingencies. As of March 31, 2006, the amount recorded by Telefónica as reserve for contingencies is 314 million.

The breakdown of the reserve for contingencies is as follows:

Labor contingencies:

The reserve for contingencies related to labor issues amounts to 208 million and 199 million as of March 31, 2006 and December 31, 2005, respectively. The closing balance of the reserve as of March 31, 2006, is mainly comprised of:

i) probable losses of 100 million resulting from a significant increase of claims brought by employees during the fiscal year 2004, related to salary differences, taking into account certain judgments at beginning of year 2005 of Courts of Appeals that were adverse to Telefónica.

ii) claims for alleged rights provided in the labor law and related costs which amount to 43.9 million. Telefónica intends to defend its rights vigorously in whichever instances are necessary.

iii) other matters assessed as probable to incur losses, relate to:

  Joint and several liability with third parties
  Labor accidents
  Illnesses
  Other severance payments
Tax contingencies:

The reserve for contingencies related to tax matters assessed as probable to lose amounted to 54 million as of March 31, 2006 and December 31, 2005.

These tax issues are related to:
  Municipal taxes
  Provincial taxes
Civil, commercial and other contingencies

The reserve for contingencies related to civil, commercial, administrative, regulatory compliance and other matters that are expected to have a negative outcome for Telefónica as of March 31, 2006 and December 31, 2005, amounts to 52 million and 50 million, respectively. These other matters relate to:

  Damages

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

Regulatory compliance claims Other claims for termination of commercial agreements

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

a)	Labor lawsuits attributable to ENTel

The Transfer Contract provides that ENTel and not Telefónica is liable for all the amounts owed in connection with claims based upon ENTel's contractual and statutory obligations to former ENTel employees, whether or not such claims were made prior to the Transfer Date if the events giving rise to such claims occurred prior to the Transfer Date. However, using a theory of successor enterprise liability that they assert is based upon generally applicable Argentine labor law, certain former employees of ENTel have brought claims against Telefónica, arguing that neither the Transfer Contract nor any act of the PEN can be raised as a defense to Telefónica's joint and several liability under allegedly applicable labor laws.

In an attempt to clarify the issue of successor liability for labor claims, Decree No. 1,803/92 was issued by the PEN. It states that various articles of the Work Contract Law of Argentina (the “Articles”), which are the basis for the foregoing claims of joint and several liability, would not be applicable to privatizations completed or to be completed under State Reform Law. Although the issuance of Presidential Decree No. 1,803/92 should have been seen as favorable to Telefónica, it did not bring about a final solution to the above claims. In effect, in deciding a case brought before it, the Supreme Court of Justice upheld the provisions of the law and declared the Decree inapplicable.

As of March 31, 2006, the claims filed against Telefónica including accrued interest and expenses totaled approximately 44 million (in original currency). Notwithstanding, depending on to the possible outcome of such legal actions: (a) in the Transfer Contract, ENTel has agreed to indemnify Telefónica in respect of such claims and (b) the Argentine Government has agreed to be jointly and severally liable with ENTel in respect of such indemnity obligations and has therefore authorized Telefónica to debit an account of the Government at Banco de la Nación Argentina for any amount payable by Telefónica. Under the Debt Consolidation Law, ENTel and the Argentine Government may discharge their above described indemnity obligations by the issuance to Telefónica of 16-year bonds. As of March 31, 2006 Telefónica has paid approximately 13 million (in original currency) in cash for the above mentioned claims. Telefónica initiated a claim for indemnification and reimbursement in connection with this matter. The case is being argued in court, and no ruling has yet been issued.

Court decisions have followed the precedent laid down by the Supreme Court of Justice in the area of joint liability in labor matters mentioned in the second paragraph. Both Telefónica and its legal counsel believe that such criterion will apply to pending cases. Notwithstanding this and the instruments that may be used by the Argentine Government to reimburse the amounts that would be paid, given the obligation incurred by the Argentine Government in the List of Conditions and in the Transfer Contract, on the one hand, and on the basis of the opinion of Telefónica’s legal counsel regarding the possible amount for which existing claims may be resolved, on the other, in the opinion of Telefónica’s Management and its legal counsel the final outcome of the issue should not have a material impact on Telefónica’s results of operations or financial position.

b)	U.I.T. Liability

On July 29, 2003, Telefónica received a communication sent by the CNC requesting Telefónica and Telefónica Larga Distancia de Argentina S.A. (“TLDA S.A.”) a company currently merged with and into Telefónica, to deposit 51 million (including principal and interest as of July 31, 2003), which, according to such note, is related to the savings obtained, plus interest, by such companies as reductions in employers' contributions approved by Presidential Decree No. 1,520/98 and supplementary standards that were applied to the salaries of such companies' personnel in the period April 1999 through June 2001.

Pursuant to Resolution S.C. No.18,771/99, these savings were to be applied to the execution of programs or promotional projects in the framework of the presidential initiative argentin@internet.todos, to be managed by the Unión Internacional de Telecomunicaciones (“U.I.T.”). Telefónica both with respect to its own operations and as successor of the rights and obligations of TLDA S.A. has recorded a liability related to these savings for the outstanding principal, amounting to 21 million, which Telefónica understands is the full amount of its liability as of March 31, 2006. In the opinion of Telefónica's Management and its legal counsel, Telefónica has strong grounds to hold that this liability should not be considered in delinquency and so stated to the CNC in a note dated August 13, 2003, in which Telefónica challenged the calculation prepared by the agency and requested that the proceedings be remitted to the appropriate government agency.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

c)	Fiber optic-cables

In December 2000, Telefónica served with an ex officio assessment imposed by Argentine Tax Authorities in relation to income Tax for the fiscal years 1994 through 1999. Such adjustment was due to differences in the criterion used to calculate the depreciation of fiber optic cables. Whereas Telefónica applies a useful life of 15 years, the Argentine Tax Authorities proceeded to the assessment based on a useful life of 20 years. Having analyzed the issue, Telefónica and its legal counsel appealed the assessment imposed by the Federal Tax Authorities with the Argentine Administrative Tax Court based on Telefónica's opinion that there are strong arguments against the Tax Authorities' assessment.

However, in November 2004 the Argentine Administrative Tax Court entered a judgment against the Telefónica forcing it to amend the tax returns referred to above. Additionally, the judgment repealed the penalties imposed by Tax Authorities on the grounds that there were admissible elements in support of the figure of excusable error. Given that judgment, Telefónica has been compelled to pay an amount of 6 million plus 17 million as compensatory interest in December 2004 which have been charged as of that date to the income statement as definitive payment. In Telefónica’s opinion this matter will not have any additional effects beyond these payments.

Notwithstanding the above paragraph, and although the final resolution is subject to the contingencies inherent in any pending court judgment, Telefónica and its legal counsel believe that there are legal grounds for a successful appeal of the judgment entered against Telefónica and they have presented an appeal to have this judgment reviewed by the National Court of Appeals in Administrative Contentious Matters. As of the date of issuance of these financial statements, the Court has not ruled on this matter.

d)	Others

Consumidores Libres initiated a legal action against Telefónica, Telecom S.A., Telintar Argentina S.A. and the Federal Government. The object of this action is to declare the nullity, unlawfulness and unconstitutionality of all the standards and rate agreements issued since the Transfer Contract, the cooperative’s objective being to have the rates of the basic telephone service reduced and the amount supposedly collected in excess refunded, limiting them in such a way that the Licensees’ rate of return should not exceed 16% per annum on the fixed assets as determined in point 12.3.2 of the List of Conditions approved by Presidential Decree No. 62/90. Also, other points of Telefónica’s contracting policy have been called into question.

After analyzing the claim, Telefónica’s legal counsel answered it, petitioning that it should be dismissed on the grounds that it fails to state a claim with a basis in law. The court of original jurisdiction ruled in Telefónica’s favor, but this resolution was revoked by the Court of Appeals that resolved that the claim should not be dismissed but substantiated at the court of original jurisdiction. None of these courts have yet ruled on the substance of the claim. Through its legal counsel, Telefónica filed an appeal with the Supreme Court of Justice against the Court of Appeal resolution, which was denied. Telefónica subsequently filed an appeal of such denial with the Supreme Court of Justice and has been also rejected.

In this scenario, on October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires awarded a precautionary measure requested by the plaintiff ordering the Federal Government, Telefónica and Telecom S.A. "to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Presidential Decree No. 2,585/91 until final judgment is rendered in the case", which meant that the rates could not be adjusted by the U.S. Consumer Price Index.

Telefónica appealed such decision before the Supreme Court of Justice rejecting the arguments stated therein, which has been adversely determined as of the date of issuance of these consolidated financial statements.

In the opinion of Telefónica’s Management and its legal counsel, it is unlikely and remote that the resolution of this issue could have a negative effect on the results of Telefónica’s operations or its financial position.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

11. TELEFONICA'S NEGOTIABLE OBLIGATIONS (Figures according to Cointel’s consolidated financial statements as of March 31, 2006)

As of March 31, 2006, there were eight Telefónica's negotiable obligations issues outstanding:

Month and year of issuance	Face value as of March 31, 2006 (in millions)	Term in years	Maturity month/year	Rate per annum %	Use of proceeds

05/98	US$125.6	10	05/2008	9.125	(a)
06/02	US$71.4	4	07/2006	9.875	(b)
08/03	US$189.7	4	11/2007	11.875	(b)
08/03	US$212.5	7	11/2010	9.125	(b)
08/03	US$0.03(c)	8	08/2011	8.85	(b)
08/03	US$134.6	8	08/2011	8.85	(b)
10/04	$65.2(f)	1.5	04/2006	Badlar + 2.40 (d)	(b)
02/05	$50	2	02/2007	Encuesta + 2.50 (e)	(b)

(a)	Financing of investments in fixed assets in Argentina.

(b)	Refinancing of liabilities.

(c)	On August 1, 2004 they were converted into US dollars and started to accrue interest at a nominal rate of 8.85% per annum.

(d)	Related to notes with a variable interest coupon based on the BADLAR rate (average interest rate paid by banks in public and private sectors on deposits in excess of 1 million for a term of 30 to 35 days) + 2.4% with a nominal annual minimum of 7% and a nominal annual maximum of 15%.

(e)	Related to notes with a variable interest coupon based on the Encuesta rate (interest rate published by the Central Bank of Argentina (“BCRA”) for fixed-term deposits for a term of up to 59 days for deposits ranging from 100,000 to 499,999) + 2.5% with a nominal annual minimum of 7% and a nominal annual maximum of 15%.

(f)	At the date of issuance of these consolidated financial statements, this issuance had been fully repaid.

The prospectuses related to the issuance of these negotiable obligations describe the issuance conditions in detail. The main stipulations concern: a) commitment of Telefónica not to create liens, except certain permitted liens, over its present or future assets or revenues, unless Telefónica's commitments under the negotiable obligations meet certain requirements; b) conditions for the early redemption of the issuance and c) events of default whereby the note holders could accelerate the maturity dates, such causes being, among others, failure to pay on the securities, default on other debts in amounts equal to or exceeding US$20 million, attachments which in the aggregate exceed US$10 million, etc. On July 22, 2003, the meetings of Telefónica’s noteholders approved the amendments to the terms and conditions of the notes issued in 1998 in order to delete almost all the events of default and certain information requirements other than those related to non-payment of principal and interest.

As of the date of issuance of these financial statements, in the opinion of Telefónica’s Management, Telefónica has met all the obligations arising from the agreements signed in connection with these issuances.

Telefónica issued negotiable obligations in US dollars under Telefónica’s Global Program of up to US$1,500 million or its equivalent in other currencies and the commitments are those customary for this kind of transactions.

Issuance of Negotiable Obligations under the December 2003 Program

The Shareholders’ Meeting of Telefónica held on December 19, 2003, approved the creation of a global program (the “Program”) for the issuance of simple negotiable obligations not convertible into shares, denominated in pesos or in any other currency, with ordinary guarantee, in various series and/or successive tranches, either cumulative or noncumulative, for a maximum outstanding amount of 1,500 million or its equivalent amount in other currencies, and delegated to the Telefónica's Board of Directors the ability to set the remaining issue conditions and to decide to request or not authorization to quote in the Buenos Aires Stock Exchange (“BCBA”) and the MAE (automated over-the-counter market in Argentina) and/or other foreign exchange markets.

On April 23, 2004, Telefónica's Board of Directors resolved to issue the LESEP class of negotiable obligations under the Program, for a nominal amount of 163.3 million, which has been cancelled as of the date of these consolidated financial statements.

On October 28, 2004, Telefónica issued the Second Class of negotiable obligations for 200 million under the above mentioned Program. The issuance comprises a Series A for an amount of 134.8

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

million, with a 365-day term and a Series B for an amount of 65.2 million, with a 548-day term and a variable annual interest rate coupon based on the BADLAR index plus 2.4% annual with a nominal annual minimum rate interest of 7% and a nominal annual maximum rate interest of 15%. As of the date of issuance of these financial statements, the Series A and B have been repaid upon maturity.

On February 11, 2005, Telefónica issued the Third class of negotiable obligations by 250 million in two Series, the Fixed-Rate Series at 365 days for 200 million with a 8% nominal interest rate coupon and the Variable Rate Series at 730 days for 50 million with a variable interest rate coupon based on the Encuesta rate plus a spread of 2.5%, with a nominal annual minimum of 7% and a nominal annual maximum of 15%. The Fixed-Rate Series have been repaid upon maturity.

12. FINANCIAL OPERATIONS OF COINTEL AND TELEFONICA

•	Financial operations of Cointel (Figures according to Cointel's unconsolidated financial statements as of March 31, 2006)

In previous fiscal years, Cointel has covered its fund needs and interests and principal debt’s payments with funds obtained through Telefónica’s dividends, external financing granted by financial institutions, by capital markets, other issuances of equity securities and loans obtained from related companies.

Cointel's general financing policy is to cover future fund needs to repay short-term debt, if possible depending on the evolution of the economic situation, with bank loans and/or access to capital markets and TISA's loans, or alternatively, by requiring the refinancing of its payables.

The Company is evaluating Cointel’s financing needs considering the Argentine economic situation and the current difficulties to have access to credit, having expressed its commitment to make its best efforts to provide financing directly or indirectly, subject to the Company's own fund availability.

On the other hand, TSA has advised Cointel that, as of the date of issuance of these financial statements, it was still evaluating financing alternatives for such company, including the possibility of refinancing or not over the long-term TISA’s current loans to Cointel and, if necessary, providing additional financing.

As of March 31, 2006, Cointel's current assets are lower than its current liabilities in 1,712 million, the latter including approximately 99.6% (1,706 million) of debt owed to TISA. Consequently, Cointel’s ability to settle its short term liabilities will depend on TISA's continued refinancing of the loans granted to Cointel or on the obtainment of other financing from related or unrelated parties, which to date are not available in sufficient amounts for Cointel.

Should no financing alternatives be available for Cointel or should Cointel not succeed in obtaining refinancing, Cointel would not have sufficient funds available to meet its current liabilities disclosed on its balance sheet as of March 31, 2006 as they become due.

Although Cointel will continue to make its best effort to obtain such financing, which up to date has had favorable results through obtaining waivers from creditors and short-term refinancing, as of the date of issuance of these financial statements it is not possible to assure what the result of such negotiations will be and, consequently, whether Cointel will be able to settle its current liabilities in the normal course of business and maintain its normal operations.

•	Financial operations of Telefónica (Figures according to Cointel's consolidated financial statements as of March 31, 2006)

As of March 31, 2006, Telefónica's current assets were lower than its current liabilities in 386 million, the latter including approximately 2% (US$10 million), of debt with the indirect controlling company of Telefónica.

Telefónica’s general financing policy is to cover future fund needs to continue its investment plan and repay short and long-term debt mainly with funds generated by the operations plus, if it is necessary, with bank loans and/or access to capital markets and possibly financing of Telefónica’s indirect parent company.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

During 2006 and 2005, as well as in prior periods, Telefónica managed to reduce gradually its short-term indebtedness through a combination of partial payments and short- and long-term refinancings. During 2005 and 2004 Telefónica issued Negotiable Obligations (fixed rate and variable rate Series) for a total amount of 613 million (see Note 11.). Additionally, Telefónica expects to arrange for additional placements in the future. Those placements, in conjunction with internally-generated cash flows and possible refinancing options and/or other financing alternatives that Telefónica may consider will, in the opinion of Telefónica’s Management, enable Telefónica, to settle or refinance successfully the remaining balance of its short-term indebtedness.

In 2005 TISA refinanced some Telefónica's liabilities, and has informed the Company, Cointel and Telefónica that, as of the date of issuance of these consolidated financial statements, it was still assessing other financing alternatives for such companies including, if necessary, providing additional financing.

•	Telefónica's long-term bank financing (Figures according to Cointel's consolidated financial statements as of March 31, 2006)

As of March 31, 2006, Telefónica held long-term funds from major financial institutions in an amount equivalent to 166 million with maturity on February 2011 and May 2017 accruing a nominal annual interest rate ranging from 1.75% to 2.30% . These funds have been borrowed under terms and conditions customary in this kind of transaction, which generally refer to the commitment not to encumber or grant security interests on its assets or on present or future revenues, other than certain permitted encumbrances or unless certain predetermined conditions are met.

Additionally, Telefónica uses other long-term bank credit lines to finance long-term imports from different commercial banks with maturity on August 2008 accruing interest at the Libor rate at 6 months plus a nominal annual interest rate ranging from 1% to 2.15% .

•	Telefónica's financial instruments (Figures according to Cointel's consolidated financial statements as of March 31, 2006)

Hedging Policy

An essential element of the exchange rate management policy is to minimize the negative financial results due to variations in the exchange rates, while still being able to maintain open currency positions (under strict risk supervision). The primary objectives of the policy are: (i) to secure the payments in foreign currency, hedging firstly short-term payments and then hedging the long-term ones, including through derivative instruments; (ii) to cover Telefónica's debt in foreign currency as disclosed in the balance sheet as they become due and (iii) to modify the composition of Telefónica's financial debt, or to refinance it by issuing peso-denominated debt or entering into agreements to peso-denominated debts.

As of March 31, 2006, Telefónica keeps bank and financial debt in foreign currency for an amount equivalent to 2,584 million and for the purpose of partially hedging its debt in foreign currency, Telefónica has deposits in US dollars as of that date for an amount of US$103 million.

The main aspects of Telefónica’s hedging policy are the following:

i. Existence of clearly identified risk and Telefónica’s risk management objectives and strategies.

Since Convertibility Law pegged the peso to the US dollar at value of AR$ 1 per US$1, exchange rates risks were mainly related to changes in the value of the peso/US dollar in comparison with currencies other than the Argentine peso and the US dollar. In January 2002, the Argentine government devalued the Argentine peso and currently the peso/US dollar exchange rate is determined by a free market with certain controls.

Until 2002, Telefónica did not hedge its US dollar-denominated debts obligations because under Convertibility Law the peso/US dollar exchange rate was essentially fixed at parity and Telefónica had revenues stream linked to the US dollar because its rates were denominated in US dollars and converted into pesos at the end of the month. However, in some cases, Telefónica hedged US dollars against Japanese yens and euros (see “Derivative instruments Swaps”). Before the Convertibility Law, according to the Transfer Contract, the rates were to be restated for inflation in Argentina and in certain extraordinary circumstances, by a specific formula which considered both the effect of the inflation and the variation in exchange rates. Since the end of Convertibility Law almost all of Telefónica’s are stated in pesos but of all Telefónica's debt was denominated in foreign

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

currency, so Telefónica had a mismatch between the revenues and the financial debt in foreign currency.

As a consequence of the abovementioned mismatch Telefónica established a policy of partially hedging Telefónica’s exposure to exchange rate risk derived from the fluctuation between the value of the peso against foreign currencies and certain debt obligations denominated in foreign currencies. Moreover, Telefónica’s policy does not include the holding of derivative instruments to hedge the exposure to interest rate risk.

Telefónica has no financial instruments for trading purposes.

ii. Matching Main features (notional, maturity date and interest payment dates) of the underlying and the derivative instruments.

Telefónica tries to obtain this balance especially for the foreign currency debt and derivatives hedging payments in foreign currency. Even when a perfect hedge of the flows is sought by Telefónica, the lack of depth of Argentine derivatives markets has led historically to imbalances between the characteristics of the hedges and the underlying debts, which however, have not been significant with respect to the purpose of the hedge. Telefónica intends to reduce those imbalances as mentioned below, as long as this does not involve disproportionate transaction costs.

Telefónica documents at the inception of the transaction the relationship between hedging instruments and hedged items; this process includes linking all the derivatives designated as hedges to specific assets and liabilities or to specific firm commitments in foreign currency.

iii. Capacity to revaluate the derivatives instruments at market prices.

Telefónica uses internal valuations for the derivatives instruments which are verified with independent parties’ valuations (e.g. bank valuations).

As part of its hedge policy, Telefónica has entered into the following financial instruments:

a) Swaps

In September 1999, Telefónica entered into a foreign currency swap agreements with Citibank N.A. to hedge the risk of fluctuations in the yen-US dollar exchange rate, in connection with the loan whose nominal amount as of March 31, 2006 was 5.186 billion yen granted by The Export Import Bank of Japan (currently the Japan Bank for International Cooperation) and maturing in February 2011, which accrues interest at a rate of 2.3% per annum. Such swap agreement provides a fixed exchange rate of 104.25 yen per US dollar. The interest rate to be paid to Citibank N.A. during the validity of the loan for the US dollars received is 7.98% per annum. As of March 31, 2006, the related liability, taking into account the effect of the abovementioned swap and the additional interest accrued, amounts to US$53 million. The contract establishes, among other provisions for this type of transaction, certain events of default under which the creditor may accelerate payment terms. Events of default include failure to pay financial debts for amounts in excess of 2% of Telefónica's shareholders' equity.

Additionally, during December 1999, Telefónica entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the euro-US dollar exchange, in the context of the Convertibility Law between the U.S. Dollar and the Argentine Peso, in connection with a portion of Telefónica's net position of assets and liabilities in euros, including the balance of the loan granted by Istituto Centrale per il Credito a Medio Termine (Mediocredito Centrale) which matures in May 2017, and accrues interest at a rate of 1.75% per annum. Such swap agreement has an 8-year term until May 2007 and provides a fixed exchange rate of euro 0.998 per US dollar. The interest rate paid to Citibank N.A. during the validity of the loan for the US dollars to be received is 2.61% per annum.

b) Foreing currency forward agreements:

The Company uses future foreign currency forward agreements, in order to hedge against the risks associated with exposure to the Peso/US Dollar exchange rate. In April 2006, the Company entered into foreign currency forward agreements by which currency positions are offset upon maturity of the respective agreements, for a total of US$ 45 million, maturing until June 2006. The exchange rate agreed upon for these transactions ranges from Peso 3.04 and Peso 3.09 per US Dollar. These

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

agreements are used to cover firm short-term US Dollars denominated commitments in and related to the principal of Telefónica’s negotiable obligations.

• Telefónica's financing with related parties (Figures according to Cointel's consolidated financial statements as of March 31, 2006)

As of March 31, 2006, Telefónica owed, approximately 31 million (about US$10 million) to related parties maturing on December 2006, that accrue interests at one-month LIBOR plus an approximately 1% per annum. The agreement currently in force provides the usual commitments for these kind of transactions, as well as clauses that establish that the creditor may accelerate the terms of Telefónica’s payables if there are changes in Telefónica’s equity, economic and financial situation that due to their adverse nature may affect Telefónica’s capacity to meet the obligations assumed in the agreement or if there are restrictions that may limit Telefónica’s ability to repay its debts.

Additionally, the loan agreement currently in effect contains acceleration clauses that would be triggered in the event of certain court or out-of-court procedures being initiated in connection with claims exceeding a certain percentage of Telefónica’s shareholders’ equity or one of its significant subsidiaries. Telefónica has obtained a waiver in respect of procedures of this nature that were pending against Telefónica until the maturity of the loan, subject to a condition that no other debt be accelerated on similar grounds.

13.	DISCOUNT BOND IN DOLLARS - FORMER PATRIOTIC BOND (Figures according to Cointel's consolidated financial statements as of March 31, 2006)

In 2001, Telefónica signed a Patriotic Bond subscription commitment (bond issued by the Argentine Government) for a total amount of US$30 million, which was fully paid in the subscription month. This bond was denominated in US dollars, was made out to bearer, and was negotiable in local and foreign stock markets. The terms and conditions of the issue allowed for the use of these securities to pay national taxes in the event of default on principal and/or interest when due. Since January 2002 the National Government did not honor the payment commitments related to the interest coupons of that bond, Telefónica proceeded to partially offset them against taxes. As from October 2003 such offset feature was suspended and ratified by the Presidential Decree No. 493/04 until completion of the voluntary exchange of Argentine sovereign debt securities.

As of March 31, 2005, Telefónica valued and disclosed its Patriotic Bond holdings taking into consideration what is mentioned in the previous paragraph.

On February 23, 2005, Telefónica accepted the sovereign debt-restructuring proposal made by the Argentine Government exchanging its holdings of Patriotic Bond for US dollar-denominated Discount Bonds, having received US$8.8 million in nominal value and the payment as interest in arrears for approximately US$0.3 million during June 2005.

14.	FINANCIAL TRUST (Figures according to Cointel's unconsolidated financial statements as of March 31, 2006)

On November 21, 2003 Cointel subscribed certificates of participation for 1.5 million in the trust called “Proyecto de Inversión y Desarrollo: Complejo Industrial Nacional de las Telecomunicaciones 2003” to be used for extending loans to finance projects related to the production of goods or the supply of services in the telecommunications industry. Cointel is both trustor and beneficiary of the trust and Banco de Inversión y Comercio Exterior S.A. (“BICE”) acts as trustee.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

15.	RULES GOVERNING THE PROVISION OF BASIC TELEPHONE AND OTHER SERVICES (Figures according to Cointel's consolidated financial statements as of March 31, 2006)

As from March 1992 and in compliance with its specific functions, the CNC, formerly known as National Telecommunication Commission (“CNT”), and the S.C. have regulated certain aspects related to the basic and international telephone services such as the procedure to make claims, contracting, billing and service quality, some of which have been the object of appeals by Telefónica.

In the context of the transition to competition in telecommunications, the PEN has issued the Presidential Decree No. 764/00 which repealed, among others, Resolutions Nos. 18,971/99 and 16,200/99 and approved the Universal Service regulations to promote the access to telecommunications services by customers either located in high-cost access or maintenance areas, or with physical limitations or special social needs. Such regulation effective from January 1, 2001, establishes that the deficit for the provision of these services will be through a “Universal Service Fund”, to be financed by all telecommunications providers (including Telefónica) through the payment of 1% of total revenues for telecommunications services net of any applicable tax and automatic deductions provided by the related regulation. As of the date of these financial statements, the S.C. has not yet ruled on the mechanism by which Telefónica should recover the cost incurred for rendering these services (see Note 2.1.c).

The supply of telecommunications services is governed by the regulations that the Federal Legislative Power and the agencies under the PEN regulating such activities are empowered to issue. In addition, Telefónica is subject to the rules and regulations inherent in any business transaction conducted at the Federal, Provincial and Municipal level according to the respective rules and regulations in each jurisdiction. In particular, telecommunications services are regulated by the S.C. and are supervised by the CNC subject to the involvement, in certain cases, of the National Commission for the Defense of Competition and the Consumers’ Protection Under-Department. The S.C. establishes the regulation framework and the policies applicable. The CNC applies the normative framework and the policies and supervises the telecommunications industry. The National Commission for the Defense of Competition enforces and supervises the dispositions related to competition issues and the Under Secretary of Consumers’ Protection applies and supervises dispositions related to consumer protection.

Regulations governing the supply of telecommunications services enacted by the Federal Legislative Power as laws are enacted after the following process: submission of a bill, study and/or modification of such bill by the applicable legislative commissions, a favorable vote by both Houses of the Federal Congress and enactment of the bill into a law if no veto has been issued by the PEN. At present there are various legislative initiatives of proposed legislation, including:

	•	bills aimed at regulating all public utilities based on the definition of the utilities proposed (which includes the activities subject to regulation carried out by Telefónica and establishing the manner in which concessions are granted as well as the possibility of revoking such concessions, imposing regulations in the area of tariffs such as, for instance, the prohibition of automatic tariff adjustment, imposing an obligation to make investments as a condition to maintain the concession granted, among others),

	•	legislative bills aimed at regulating the utilities’ ability to discontinue the supply of services to customers in arrears,

	•	legislative bills aimed at establishing new municipal rates, among others.

One of the legislative bills aimed at establishing a Federal System of utilities (the “Bill”) includes provisions related to the service delivered by private suppliers, always through concessions, licensing agreements or permits for specific terms and establishes that the assets assigned to the supply of the service must be transferred to the State upon the expiration of such term. At present, Telefónica renders its service under a perpetual license and has title to the assets assigned to the supply of the service.

Pursuant to the Memorandum of Understanding 2006, the PEN has undertaken to make efforts to establish in the future a stable legal framework allowing to regulate the activities in the sector. To that end, it shall send a bill of proposed legislation to the Legislative Power which shall include the following minimum contents:

•	Assurance of a stable and effective regulatory framework applicable to the industry;

•	Maintenance and assurance of legal stability for the benefit of service development;

•	Strengthening of the Nation's common welfare;

•	Assurance of adequate service supply;

•	Assurance of effective protection for the rights of users and consumers;

•	Incentives to the involvement of the private sector in telecommunications;

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

•	Promotion of a sustainable technological evolution in the sector with a view to fixed and wireless connectivity;

•	Development of the Argentine telecommunications industry;

•	Promotion of job creation;

•	Promotion of investment commitments that guarantee sustainable development in telecommunications infrastructures based on respect for the principle of technological freedom and

•	Establishment of an equal treatment for all providers.

Telefónica is unable to foresee if, in the future, the legislative bills or other regulation to be proposed will be enacted into laws or if they will become a part of the regulatory framework that governs Telefónica’s activities. Nor can Telefónica foresee if the original version of the proposals mentioned and/or future projects shall be amended or not, if there will be amendments that may have a lesser or greater impact on the conditions and the framework in which Telefónica currently operates.

The financial statements consider the effects derived, and foreseen by Telefónica’s Management from the regulations enacted as of the time of issuance of these consolidated financial statements. The effects of any new regulation that may be issued will be considered when they effectively come into force and become a part of the regulatory framework applicable to Telefónica's activities.

16.	SALE OF THE EQUITY INTEREST IN TELINVER S.A. (Figures according to the consolidated financial statements of Cointel as of March 31, 2006)

Capitalization of loans

On January 3, 2005, Telinver S.A. assigned to Telefónica, pursuant to three assignment agreements, an amount of US$ 39 million related to Telinver S.A.’s total payables to TISA, which in turn tendered its express consent to the assignments. In addition, pursuant to the agreements referred, Telefónica and TISA agreed to renegotiate the interest rate imposed on the indebtedness assigned. In consideration for the assignment, Telinver S.A. subscribed two loan agreements in Argentine Pesos for an amount of approximately 71 million and 45 million, respectively.

Subsequently, on February 14, 2005, Telinver S.A.'s Ordinary Shareholders' Meeting approved a capital increase of 71,519,163. Telefónica subscribed this increase through the capitalization of the first loan agreement mentioned in the previous paragraph. The remaining debt of 45 million as of the date of the capitalization mentioned in the above paragraph is to be repaid by Telinver S.A. in 8 semi-annual installments and at an 11% annual nominal interest.

Disposal of Telefónica’s interest in Telinver S.A.

On November 11, 2005, Telefónica sold 100% of its shares in Telinver S.A. and other related assets to TPI and TPII, which acquired 95% and 5% of the shares, respectively, Spanish companies members of the Telefónica Group and Telefónica affiliates. The transaction was approved by Telefónica’s Audit Committee prior to the discussion thereof by the Board of Directors. The Audit Committee concluded that the transaction, the conditions of which are summarized below, may be fairly considered as meeting the normal and usual market conditions:

Price: US$ 74 million (value of assets), from which the financial debt (net of treasury) and allowances are deducted for approximately US$ 7.5 million.

Term: the purchase price will be paid by TPI Group over a term of 2 years and 6 months as from the date of execution, plus an interest rate equivalent to 5.03% per annum. This payment is secured by two promissory notes issued by TPI and TPII.

Guarantees: Telefónica has granted the guarantees customary in these kinds of purchase and sale agreements (see Note 7.2. )

Other contracts: before the sale of the shares, Telefónica and Telinver S.A. signed new agreements for the edition, publication, distribution and exploitation of the telephone directories and the provision of billing services on account and behalf of other parties. Both agreements have been implemented on the basis of the following conditions:

- Edition Agreement: Telefónica has entrusted Telinver S.A. with the edition, publication, distribution and advertising exploitation of the telephone directories. Under this agreement, Telefónica will receive

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

compensation for the net revenues derived from advertising exploitation of the telephone directories and shall continue to be liable for the costs of the directories’ white-page section.

- Billing agreement on account and behalf of other parties: Telefónica will bill and collect on account and behalf of Telinver S.A. the sale of advertising space to Telefónica’s customers.

Telefónica has recorded income from this transaction for 109 million disclosed in the income statement for the year ended December 31, 2005, under "Income/(loss) of discontinued operations”.

As a result of this disposition, Telefónica has discontinued operations in the advertising exploitation business segment, as Telefónica continues only with the telecommunications segment. The following table illustrates the net income (loss) and cash flows for the three-month period ended March 31, 2005, in connection with the discontinued operations:

a) Net loss from discontinued operations:

31-Mar-05

Net revenues	2
Cost of services provided	(1)
Administrative expenses	(3)
Selling expenses	(1)
Holding and financial loss on liabilities	(2)

Net loss for the period	(5)

b) Cash flow from discontinued operations:

31-Mar-05

Cash and cash equivalents at beginning of year	17
Cash and cash equivalents at end of period	10

Decrease in cash and cash equivalents	(7)

Total net cash flows used in operating activities	(6)

Total net cash flows used in financing activities	(1)

Total net cash flows used in investing activities	-

Decrease in cash and cash equivalents	(7)

17. RESTRICTED ASSETS

Pledged shares of INTELSAT

Guarantees related to capacity in the segments used with Intelsat.

Under the agreement signed between Telefónica and Intelsat U.K., a company registered under the laws of England, the common shares held by Telefónica in Intelsat had been pledged as collateral for the payment of the obligations arising in relation to segment capacity utilized. In October 2004, the Shareholders’ Meeting of Intelsat Ltd. decided to sell 100% of its stock capital to “Zeus Holding Limited”, which came to an end on January 28, 2005. Telefónica recognized the effects of the sale as of that date.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

As a result of the sale of its shares in Intelsat, Telefónica exchanged the guarantee of the pledge agreement mentioned above, for a guarantee in cash for an amount of US$ 0.66 million, which has been recorded under the caption Other receivables.

18.	COINTEL’S WITHDRAWAL FROM PUBLIC OFFERING SYSTEM

Following the retirement of all the debt securities mentioned in Note 11., on September 14, 2004 Cointel filed with the CNV an application for its withdrawal of the public offering system in connection with the issue of Negotiable Obligations. On November 11, 2004, the CNV allowed Cointel’s request and withdrew the consent previously granted to Cointel for admission to the public offering system. Therefore, as from such date, Cointel is no longer subject to the CNV’s control, and has become subject to the supervision of the Inspección General de Justicia (“IGJ”).

19.	INCENTIVE PLAN FOR EXECUTIVES WITH PAYMENT IN CASH

On August 8, 2005, Telefónica’s Board of Directors approved an Incentives Program to be paid to Executive officers in cash (the “Program”), designed by TSA at a global level and consisting in an incentive in cash payable at the end of the Program. The Program, which shall be in force from January 1, 2005, through to December 31, 2007, provides the definitions and basis to select the executives who will participate, based on the criteria of contribution, strategic importance and personal performance.

Telefónica recognizes its obligation associated with the execution of the program in accordance with the straight-line method over its term of duration, based on estimations on the level of achievement of the objectives set in the Program (see Note 3.1. h).

20.	SUBSEQUENT EVENTS

Absorption of accumulated losses

Telefónica’s General Ordinary and Special Shareholders’ Meeting held on April 21, 2006 approved the absorption of the total 2,968 million loss recorded under Accumulated deficits as of December 31, 2005 by offsetting such balance against the whole balance of Reserve for future dividends: 1,626 million, the Legal reserve for 416 million and a part of the balance of Comprehensive adjustment to capital stock for 926 million in accordance with the provisions of the CNV.

As a result of the above mentioned absorption, Telefónica will not be able to distribute dividends up and until the Legal reserve is set up again for 416 million and the mentioned reserve is raised in relation to income for the year ended December 31, 2005 for 38 million in accordance with the provisions under section 70 of the Companies Law No. 19,550.

Purchase of TDA S.A.’s shares

In the framework of Grupo Telefónica’s internal reorganization process, on May 4, 2006, Telefónica’s Board of Directors approved the purchase of shares that represent 97.89% of the capital stock and votes of TDA S.A., owned by Telefónica Datacorp S.A. (“Datacorp”), a company indirectly controlled by TSA. This transaction was approved by Telefónica’s Audit Committee, prior to its discussion by the Board of Directors. The Audit Committee considered that the transaction reasonably qualifies as having been agreed on terms that are usual and customary in the market.

The price fixed for the purchase of shares shall be up to US$ 54 million (value of the assets), which shall be adjusted on the basis of the variations in the working capital between the effective date established in the agreement and the date on which the shares are transferred. The transaction shall be subject to compliance with certain conditions customary in this type of transaction, including the approval by the S.C.

At present, TDA S.A. is engaged in the supply of digital connectivity services (high-capacity data transmission and other value-added services), Internet access services for corporate customers and

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

advisory and consultancy services, as well as the design, supply and management of telecommunications services and information technology.

21.	OTHER FINANCIAL STATEMENT DISCLOSURES

The Notes to the unconsolidated financial statements describe events and situations that also affect the consolidated financial statements.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

EXHIBIT A

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2006 AND AS OF DECEMBER 31, 2005

FIXED ASSETS

Amounts stated in millions of Argentine pesos, restated as described in Note 2.1. to the unconsolidated financial statements

	Original value

Main account	Amounts at beginning of year	Discontinued operations (3)	Amounts at beginning of period from continuing operations	Increases of the period	Net Retirements of the period	Transfers of the period	Amounts at end of period

Land	57	-	57	-	-	-	57
Buildings	862	-	862	-	-	2	864
Switching equipment	2,094	-	2,094	-	(2)	13	2,105
Transmission equipment	2,027	-	2,027	-	-	10	2,037
Network installation	3,794	-	3,794	-	-	2	3,796
Telephones, switchboards and
booths	330	-	330	4	(1)	1	334
Furniture, software and office
equipment	622	-	622	3	-	7	632
Automobiles	29	-	29	1	-	-	30
Work in process (1)	155	-	155	35	-	(31)	159
Materials (2)	29	-	29	18	(5)	(4)	38
Prepayment to vendors	10	-	10	(1)	-	-	9

Total 2006	10,009	-	10,009	60	(8)	-	10,061

Total 2005	9,830	(26)	9,804	237	(32)	-	10,009

	Depreciation

Main account	At beginning of year	Discontinued operations (3)	At beginning of the period from continuing operations	Useful life (in years)	For the period	Net retirements of the period	At end of period	Net book value as of March 31, 2006	Net book value as of December 31, 2005

Land	-	-	-	-	-	-	-	57	57
Buildings	283	-	283	50	5	-	288	576	579
Switching equipment	1,874	-	1,874	10	23	(1)	1,896	209	220
Transmission equipment	1,522	-	1,522	10	34	-	1,556	481	505
Network installation	2,479	-	2,479	15	54	-	2,533	1,263	1,315
Telephones, switchboards
and booths	314	-	314	5 - 7	2	(1)	315	19	16
Furniture, software and
office equipment	545	-	545	1 - 5	12	-	557	75	77
Automobiles	17	-	17	5	2	-	19	11	12
Work in process	-	-	-	-	-	-	-	159	155
Materials (2)	-	-	-	-	-	-	-	38	29
Prepayment to vendors	-	-	-	-	-	-	-	9	10

Total 2006	7,034	-	7,034		132	(2)	7,164	2,897

Total 2005	6,532	(20)	6,512		532	(10)	7,034		2,975

In 2006 and 2005, capitalized interests in work in progress amount to 1 million and 6 million, respectively. See Note 2.1.g.
In 2006 and 2005, net of 10 million of obsolescence allowance.
See Note 16.

Exhibit B

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

EXHIBIT BTELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2006 AND AS OF DECEMBER 31, 2005

INTANGIBLE ASSETS

Amounts stated in millions of Argentine pesos, restated as described in Note 2.1. to the unconsolidated financial statements

	Original value

Main account	At beginning of year	Discontinued operations (3)	At beginning of period from continuing operations	Increases for the period		Decreases of the period (1)	At end of period

Licenses to use the logo and
trademarks	21	-	21	-		-	21
No competition obligation	1	-	1	-		-	1
Deferred expenses	99	-	99	-		-	99
Licenses (frequencies)	29	-	29	-		-	29

Total 2006	150	-	150	-		-	150

Total 2005	168	(15)	153	1	(2)	(4)	150

	Amortization

Main account	At beginning of year	Discontinued operations (3)	At beginning of period from continuing operations	For the period	Decreases of the period (1)	At end of period	Net book value, 2006	Net book value, 2005

Licenses to use the logo and
trademarks	9	-	9	-	-	9	12	12
No competition obligation	-	-	-	-	-	-	1	1
Deferred expenses	91	-	91	1	-	92	7	8
Licenses (frequencies)	27	-	27	-	-	27	2	2

Total 2006	127	-	127	1	-	128	22

Total 2005	134	(11)	123	7	(3) (1)	127		23

(1)	See Note 2.1.h).
(2)	Includes 1 million transferred from other receivables.
(3)	See Note 16.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

EXHIBIT C

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2006 AND AS OF DECEMBER 31, 2005

INVESTMENTS IN SHARES, SECURITIES ISSUED IN SERIES

AND HOLDINGS IN OTHER COMPANIES

Amounts stated in millions of Argentine pesos

	March 31, 2006							December 31, 2005

Denomination and features of securities	Class	Face value	Quantity		Inflation adjusted cost	Value by equity method	Book value	Book value

Current assets (1)
Government securities	-	U$S1.0	9,108,924		-	-	15	13

Total current assets					-	-	15	13

Noncurrent assets (3)
Financial trust (2)	-	-	750,000		-	-	1	1
Affiliates
E-Commerce Latina S.A.	Common	AR$ 1.0	6,000	(4)	17	-	-	-

Total noncurrent assets							1	1

Total assets							16	14

	Information of the issuer according to the latest financial statements (5)

Denomination and features of securities	Issuer	Main business	Date	Capital stock (6)	Net loss	Shareholders’ equity	Percentage of participation of Telefónica on the capital stock and votes

Shares	E-Commerce	Direct or indirect participation	12-31-05	24,000	(1)	1	50
	Latina S.A.	in companies related to the
		communication business

(1)	See Note 2.1.b.
(2)	See Note 14.
(3)	See Note 2.1.f.
(4)	In shares.
(5)	Financial statements as of December 31, 2005, approved by E-Commerce Latina S.A.'s Board of Directors on January 20, 2006, with auditor’s limited review report by Abelovich, Polano & Asociados dated January 20, 2006, without observations.
(6)	Information stated in pesos.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

EXHIBIT D

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2006 AND AS OF DECEMBER 31, 2005

OTHER INVESTMENTS

Amounts stated in millions of Argentine pesos

	Book value

	March	December
Main account and features	31, 2006	31, 2005

Current investments:
Foreign currency deposits (Exhibit G)	157	129
Local currency deposits	35	17
Foreign currency mutual funds	39	12
Local currency mutual funds	9	-

Total	240	158

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

EXHIBIT E

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2006 AND AS OF DECEMBER 31, 2005

ALLOWANCES AND RESERVES

Amounts stated in millions of Argentine pesos

	March 31, 2006									December 31, 2006

Account	At beginning of year	Discontinued operations (5)	At beginning of period from continuing operations		Net Increases of the period		Decreases of period		At end of period	At end of period

Deducted from current assets:

For doubtful accounts	68	-	68		10	(4)	(6	) (2)	72	68
For impairment in value and slow
turnover	1	-	1		-		-		1	1

	69	-	69		10		(6)		73	69
Deducted from noncurrent
assets:

For doubtful accounts	2	-	2		-		-		2	2

	2	-	2		-		-		2	2

Total 2006	71	-	71		10		(6)		75

Total 2005	110	(5)	105		43		(77	) (2)		71

Included in current liabilities:

Reserves	50	-	50		-		-		50	50

	50	-	50		-		-		50	50
Included in noncurrent liabilities:

For other receivables –
Allowance of deferred
taxes	562	-	562	(1)	6	(1)	(2)		566	562
Reserves	101	-	101		7	(3)	(2)		106	101

Total 2006	713	-	713		13		(4)		722

Total 2005	1,007	(15)	992		48	(3)	(327)			713

(1)	See Note 2.1.k.
(2)	In 2006 and 2005, includes 5 million and 31 million, respectively, for recovery of doubtful accounts.
(3)	In 2006 and 2005, includes 2 million and 29 million disclosed under "Other expenses, net” and 2 million and 7 million disclosed under "Holding and financial income/(loss) on liabilities", respectively, in the consolidated income statements.
(4)	Included in “Selling expenses” in the consolidated income statements.
(5)	See Note 16.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

EXHIBIT F

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2006 AND 2005

COST OF GOODS SOLD

Amounts stated in millions of Argentine pesos

	March 31,

	2006	2005

Inventories at beginning of year	3	5

Inventories at beginning of year of discontinued operations (1)	-	(1)

Subtotal	3	4

Purchases	2	3

Subtotal	5	7

Inventories at end of period	(4)	(9)

Inventories at end of year of discontinued operations (1)	-	3

Total (Note 3.1.l)	1	1

     (1) See Note 16.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

EXHIBIT G

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2006 AND AS OF DECEMBER 31, 2005

ASSETS AND LIABILITIES IN FOREIGN CURRENCY

	March 31, 2006				December 31, 2005

	Amount in foreign currency (in millions) (1)	Currency	Exchange rate	Amount in millions of Argentine pesos	Amount in units foreign currency (in millions) (1)	Currency	Amount in millions of Argentine pesos

ASSETS
Current assets
Cash	1	US$	3.082	1	2	US$	6
Investments	69	US$	3.082	211	47	US$	142
Trade receivables	5	US$	3.082	16	4	US$	11
	1	SDR	4.4407	3	1	SDR	4
Other receivables (2)	1	US$	3.082	5	2	US$	6
	2	EURO	3.7363	6	2	EURO	7

Total current assets				242			176

Noncurrent assets
Other receivables	34	US$	3.082	106	34	US$	103

Total noncurrent assets				106			103

Total assets				348			279

LIABILITIES
Current liabilities
Trade payables	20	US$	3.082	60	16	US$	49
	-	SDR	4.4407	3	1	SDR	4
	1	EURO	3.7363	4	1	EURO	5
Bank and other financial payables	352	US$	3.082	1,083	332	US$	1,006
	530		¥0.026225	14	548		¥14
	1	EURO	3.7363	4	1	EURO	4
Other payables	3	US$	3.082	9	3	US$	9
	2	EURO	3.7363	6	1	EURO	5

Total current liabilities				1,183			1,096

Noncurrent liabilities
Trade payables	1	US$	3.082	1	-	US$	1
Bank and other financial payables	332	US$	3.082	1,023	340	US$	1,032
	2,075		¥0.026225	55	2,334		¥60
	8	EURO	3.7363	28	8	EURO	27
Other payables	2	US$	3.082	7	3	US$	9

Total noncurrent liabilities				1,114			1,129

Total liabilities				2,297			2,225

(1)	Includes figures less than 1 million in foreign currency.
(2)	In 2006 and 2005, includes 7 million and 6 million, respectively, corresponding to prepayment to vendors for purchase of fixed assets (Exhibit A).

US$	: US dollars	¥	: Yens
EURO	: European Currency	SDR	: Special Drawing Rights

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

EXHIBIT H

TELEFONICA HOLDING DE ARGENTINA S.A.

CONSOLIDATED INFORMATION REQUIRED BY SECTION 64,
SUBSECTION I, POINT B) OF LAW No. 19,550

FOR THE THREE-MONTH PERIODS

ENDED MARCH 31, 2006 AND 2005

Amounts stated in millions of Argentine pesos, restated as described in Note 2.1. to the unconsolidated financial statements

	2006					2006

Account	Operating expenses	Administrative expenses	Selling expenses	Other expenses, net	Total	Total

Salaries, social security taxes and other payroll expenses	48	9	10	-	67	57
Fixed assets depreciation	114	14	4	-	132	137
Fees and payments for service	51	22	11	-	84	71
Advertising	-	-	8	-	8	6
Directors’ and statutory auditors’ payments	-	1	-	-	1	1
Insurance	-	1	-	-	1	1
Material consumption and other expenditures	7	1	1	-	9	7
Management fee	8	1	-	-	9	8
Transportation	3	-	-	-	3	3
Taxes	7	-	18	-	25	25
Rentals	4	1	-	-	5	4
Commissions	-	-	3	-	3	3
Allowance for doubtful accounts	-	-	10	-	10	10
Recovery of doubtful accounts (1)	-	-	(8)	-	(8)	(7)
Tax on bank transactions	-	4	-	-	4	4
Intangible assets amortization (2)	-	-	-	-	-	1
Employee terminations	-	-	-	4	4	-
Other	-	-	-	5	5	5

Total 2006	242	54	57	9	362

Total 2005	237	45	49	5		336

(1)	In 2006, it includes 3 million related to collections from customers written off as of December 31, 2005, and other recoveries. In 2005 includes 2 million corresponding to collections from customers written off as of December 31, 2004.
(2)	In 2006 and 2005, not including 1 million related to amortization of deferred expenses, which are disclosed under “Other Holding and Financial income/(loss) on liabilities" in the consolidated income statements (see Note 3.1.m.).

TELEFONICA HOLDING DE ARGENTINA S.A.

Unconsolidated financial statements as of March 31, 2006 and as of December 31, 2005 and for the three-month periods ended March 31, 2006 and 2005

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

BALANCE SHEETS

AS OF MARCH 31, 2006 AND DECEMBER 31, 2005

Amounts stated in millions of Argentine pesos, restated as described in Note 2.1.

	March 31, 2006	December 31, 2005

CURRENT ASSETS

Other receivables (Note 3.1.)	33	27

Total current assets	33	27

NONCURRENT ASSETS

Other receivables (Note 3.1.)	-	-
Intangible assets (Note 2.2.c)	-	-
Investments (Note 3.2.) (1)	727	750

Total noncurrent assets	727	750

Total assets	760	777

CURRENT LIABILITIES

Bank and other financial payables (Note 3.3.)	63	39
Trade payables	1	1
Taxes payable	1	1
Other payables	3	3

Total current liabilities	68	44

NONCURRENT LIABILITIES

Bank and other financial payables (Note 3.3.)	-	23

Total noncurrent liabilities	-	23

Total liabilities	68	67

SHAREHOLDERS' EQUITY (per related statements)	692	710

Total liabilities and shareholders' equity	760	777

(1)	In 2006 and 2005, net of 10 million, corresponding to net liabilities from discontinued operations. See Note 16. to the consolidated financial statements.

Notes 1. to 10. and the supplementary statements
(Exhibits C, E, G and H and Chart I) are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ
Vicepresident
acting as Chairman

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

STATEMENTS OF INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2006 AND 2005

Amounts stated in millions of Argentine pesos, except for (loss) earning per share ratios, which are stated in Argentine pesos, restated as described in Note 2.1.

	March 31, 2006	March 31, 2005

INCOME / (LOSS) FROM CONTINUING OPERATIONS
Equity interest in Section 33 - Law No. 19,550 companies - Continuing
operations (Note 2.2.b)	(23)	36

Other income relating to Section 33 - Law No. 19,550 companies and
related parties (Notes 2.2.f) and 5.a)	9	8
Administrative expenses (Exhibit H)	(1)	-
Financial income expense and holding gains / (losses)
On liabilities (1)
Exchange differences	(1)	71
Interest	(2)	(22)

Net (loss) / income for the year before income tax and tax on minimum
presumed income	(18)	93
Income tax and tax on minimum presumed income (Note 2.2.d)	-	-

Net (loss) / income for the year from continuing operations	(18)	93

INCOME / (LOSS) FROM DISCONTINUED OPERATIONS
Equity interest in Section 33 - Law No. 19,550 companies - Discontinued
operations (Note 2.2.b)	-	(2)

Net (loss) / income for the period	(18)	91

Net (loss) / earning per share from continuing operations (Note 2.2.g) (2)	(0.008)	0.23

Net loss per share from discontinued operations (Note 2.2.g) (2)	-	(0.01)

Net (loss) / earning per share for the period (Note 2.2.g) (2)	(0.008)	0.22

(1)	Corresponds mainly to financial payables.
(2)	Basic and diluted.

Notes 1. to 10. and the supplementary statements
(Exhibits C, E, G and H and Chart I) are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ
Vicepresident
acting as Chairman

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2006 AND 2005

AND THE YEAR ENDED DECEMBER 31, 2005

Amounts stated in millions of Argentine pesos, restated as described in Note 2.1.

	Shareholders’ contributions				Non-capitalized contributions	Accumulated income/ (Deficit)

	Outstanding captial stock

Description	Authorized for public offering and issued	Pending of issue (1)	Comprehensive adjustment to capital stock	Premium on share issue	Other contributions	Legal reserve	Accumulated income (deficit)	Total

Balance as of December 31, 2004	405	2	486	172	19	71	(2,456)	(1,301)

Net income for the three-month
period ended March 31, 2005	-	-	-	-	-	-	91	91

Balance as of March 31, 2005	405	2	486	172	19	71	(2,365)	(1,210)

Capital increase in accordance with the
Minutes of the Shareholders’ Meeting
dated February 15, 2005 and Board of
Directors dated October 6, 2005. (1)	1,787	(2)	-	-	-	-	-	1,785

Net income for the nine-month period
ended December 31, 2005	-	-	-	-	-	-	135	135

Balance as of December 31, 2005	2,192	-	486	172	19	71	(2,230)	710

Net loss for the three-month period
ended March 31, 2006	-	-	-	-	-	-	(18)	(18)

Balance as of March 31, 2006	2,192	-	486	172	19	71	(2,248)	692

(1) See Note 7.3.

Notes 1. to 10. and the supplementary statements
(Exhibits C, E, G and H and Chart I) are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ
Vicepresident
acting as Chairman

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

STATEMENTS OF CASH FLOWS (1)

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2006 AND 2005

Amounts stated in millions of Argentine pesos, restated as described in Note 2.1.

	March 31, 2006	March 31, 2005

CHANGES IN CASH AND CASH EQUIVALENTS

Cash and cash equivalents at end of the period	-	1
Cash and cash equivalents at beginning of year	-	-

Variation in cash and cash equivalents	-	1

Causes of changes in cash and cash equivalents

Cash flows from operating activities:

Net (loss) / income for the period	(18)	91

Adjustments to reconcile net (loss) / income for the period to net cash flows provided by operating activities:
Equity interest in Section 33 – Law No. 19,550 companies	23	(34)
Holding and financial income / (loss)	3	(49)

Changes in assets and liabilities:
Other receivables	(6)	(2)
Taxes payable	-	(1)

Total cash flows provided by operating activities	2	5

Cash flows used in financing activities:
Interest paid	(2)	(4)

Total cash flows used in financing activities	(2)	(4)

Variation in cash and cash equivalents	-	1

(1) Cash and cash equivalents with original maturity not exceeding three months are considered to be cash and cash equivalents.

Notes 1. to 10. and the supplementary statements
(Exhibits C, E, G and H and Chart I) are an integral part of these financial statements.

MARIO EDUARDO VAZQUEZ
Vicepresident
acting as Chairman

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

TELEFONICA HOLDING DE ARGENTINA S.A.

NOTES TO FINANCIAL STATEMENTS

AS OF MARCH 31, 2006 AND COMPARATIVE INFORMATION

Amounts stated in millions of Argentine pesos (except where expressly indicated that figures are stated in Argentine pesos or other currency)

1. BUSINESS OF THE COMPANY

The Company is primarily engaged, through the joint-controlled companies (see Note 1. to the consolidated financial statements), in the telecommunications business ("Telecommunications Business") in Argentina.

As of March 31, 2006, the Company conducts its Telecommunications Business through its 50.0% of common capital stock in Cointel (see Note 4.a), which controls the outstanding capital stock of Telefónica through its ownership interest in 100% of Telefónica’s Class “A” shares (see Notes 4. to the consolidated financial statements and 6.2. a) and 40.2 million Class “B” shares of Telefónica which represents approximately 62.5% and 2.3%, respectively, of Telefónica’s outstanding capital stock.

Additionally, as of March 31, 2006, the Company holds a 6.98% ownership interest in Atlántida Comunicaciones S.A. (“Atco”) (see Note 4.b). Atco is a holding company with a direct and indirect interest in broadcast television companies and in radio stations. Likewise, the Company holds a 1.76% ownership interest in AC Inversora S.A. (“AC”). AC is a holding company, which until July 4, 2002, had indirect interest in broadcast television companies (see Note 4.c).

As of March 31, 2006, as a result of several transactions described below in “Agreement between the Company's Former Principal Shareholders and TSA” and in Note 7., TISA's equity interest in the Company amounted to 99.99% .

Agreement between the Company’s Former Principal Shareholders and TSA

On April 11, 2000, certain affiliates of Hicks, Muse, Tate & Furst, Inc. (“Hicks Muse”), including HMTF –Argentine Media Investments Ltd. (“HMTF”), República Holdings Ltd. (“República Holdings”), International Investments Union Ltd. (“IIU”) ("HMTF Affiliates") and International Equity Investments, Inc. (“IEI”), a Citibank N.A. subsidiary, (together with HMTF Affiliates, the "Former Principal Shareholders" and from now on the "Participating Shareholders") and TSA (“the Parties”) signed a Stock Exchange Agreement (the “Stock Exchange Agreement”, and from now on “the Contract”) whereby, after certain precedent conditions were met, on December 15, 2000, the Participating Shareholders transferred to TSA 80.9% of the Company´s capital stock, representing 84.7% of the Company's total votes, in exchange for TSA common shares issued. On June 29, 2001, TSA informed the Company that on May 8, 2001, it transferred to its subsidiary TISA, all of its equity interest as of such date.

As part of the Contract, and according to the transactions provided therein and in certain related agreements, Southtel Holdings S.A. (“Shosa”), a company previously controlled by the Company, reimbursed Company’s irrevocable capital contributions, which included, among other: (a) Shosa's 26.8% ownership interest in Atco (see Note 4.b), (b) Shosa's 26.8% ownership interest in AC and (c) Shosa's 20% ownership interest in Torneos y Competencias S.A. (“TyC”), including the net book value of the related goodwill as of September 30, 2000. On December 15, 2000, the Company transferred to ACH Acquisition Co. (“ACH”) its ownership interest in Shosa, whose main asset as of that date was its ownership interest in Cablevisión S.A. and its main liabilities were a loan of US$135.9 million made to Shosa by ACH and other liabilities of approximately US$27 million. The Shosa’s selling price was US$395.3 million, and was collected through a promissory note issued by ACH (the “Promissory Note”). Additionally, as part of the Contract, and according to the transactions provided therein and in certain related agreements, the Company paid off its financial liabilities, except for the amounts payable related to the Negotiable Obligations for US$500 million issued on February 24, 1997, under the US$500 million Program (see Note 9.), and sold its ownership interests in related companies and in certain related assets, except for its ownership interests in Cointel, Atco and AC and the agreement described in Note 5.c.(i).

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

As of the date of these financial statements, the Company is not aware of any fact that could have an adverse effect on the Company’s business, financial conditions or results of operations, related with the transactions described previously in this note.

2. BASIS OF PRESENTATION AND ACCOUNTING PRINCIPLES APPLIED

2.1.

Restatement into constant Argentine pesos

Until the three-month period ended March 31, 2002, the Company’s financial statements had been prepared recognizing the effects of changes in the purchasing power of money through August 31, 1995 (maintaining the restatements recorded until that date), by the restatement of amounts to constant pesos, by means of the application of the restatement method in constant currency as set forth by the FACPCE in effect as of that date. Effective September 1, 1995, for Argentine GAAP purpose, and considering the economic stability conditions at that moment, and according to the requirements of the CNV, the Company discontinued the application of the restatement method. This accounting criterion was accepted by Argentine GAAP until December 31, 2001.

In 2002, as a result of the new inflationary conditions and the changes to the Argentine economic model resulting from the enactment of the Public Emergency and Foreign Exchange System Reform Law, the CPCECABA approved the reinstatement of inflation accounting in financial statements for fiscal years or interim periods ended as from March 31, 2002, in accordance with Argentine professional accounting principles, and provided that all recorded amounts restated by changes in the general purchasing power until the suspension of such adjustments and any other amounts originated in transactions during the stability period are to be considered stated in the currency of December 2001.

Presidential Decree No. 1,269/02 and later CNV Resolution No. 415/02, reestablished the requirement of presentation of financial statements in constant currency. Nevertheless, in 2003, Presidential Decree No. 664/03 and the later Resolution No. 441/03 of the CNV set forth again that as from March 1, 2003, the restatement of financial statements in constant currency should be discontinued.

However, the CPCECABA discontinued the application of the method that required restatement into constant currency as from October 2003. In accordance with the above, the financial statements of the Company as of March 31, 2006 and as of December 31, 2005 have been prepared recognizing the effects of variations in the purchasing power of the Argentine peso until February 28, 2003 (restated according to changes in the Argentine wholesale price index published by the Argentine Institute of Statistics and Census (“INDEC”)), in compliance with the regulations issued by the PEN and the CNV (the accumulated effect in that index between January 1, 2003 and September 30, 2003, was a 1.4% decrease).

The effect on the Company’s shareholders’ equity as of March 31, 2006 and as of December 31, 2005 and on results for the three-month periods ended March 31, 2006 and 2005 of not restating figures until September 30, 2003, is not significant.

2.2.	Valuation and presentation methods

The Company applied the valuation criteria established by CNV regulations, which, in their application to the transactions and the balances included in these financial statements, do not differ significantly from the valuation criteria established by CPCECABA.

The preparation of financial statements in conformity with Argentine GAAP requires the Company’s Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of these financial statements and the reported amounts of revenues and expenses of each period/year.

Among other issues, these financial statements include the effects of economic and foreign exchange regulations known as of the date of issuance of these financial statements. All Company’s Management estimates have been made considering such regulations (among others, see Notes 2.1. , 6., 9., 12. and 15. to the consolidated financial statements and 2.4. and 5.c.(ii), for material estimates concerning the effects of the crisis in Argentina and related economic and regulatory government actions). Some of these measures, which directly and indirectly affect the Company's

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

operations, have been challenged in legal actions filed by third parties to which the Company is not a party. The effects of any additional measures that could be taken by the Argentine Government and the implementation of those already adopted, as well as the effects of potential modifications resulting from such legal actions, will be accounted for when the Company’s Management becomes aware of them.

Final results may differ from those estimated by the Company's Management. Accordingly, the decisions that are to be made in reliance on these financial statements should consider the potential future development of such governmental actions, and the Company’s financial statements should be read in light of those circumstances.

The principal valuation methods used in the preparation of the financial statements are:

a)	Other receivables and payables:

-	In local currency: at nominal value, plus, if applicable, financial income (expense) accrued as of the end of each period/year, which does not significantly differ from the accounting measurement obtained by calculating the discounted value of the cash flows at the rate of each operation.

-	In foreign currency: at nominal value, converted at the exchange rates applicable to their settlement prevailing as of the end of each period/year, plus, if applicable, the financial income (expense) accrued as of those dates, which do not differ significantly from the measurement at discounted value of the cash flows based on the rate of each transaction (see Exhibit G). Exchange differences have been charged to income of period/each year.

b)	Long-term investments:

-	Ownership interests in related parties valued by the equity method:

The investment in Cointel as of March 31, 2006 and as of December 31, 2005, is valued by the equity method, calculated taking into account Cointel’s shareholders’ equity after deducting Cointel’s preferred stock and unpaid accumulated preferred dividends as of such dates, based on the financial statements of Cointel as of March 31, 2006 and as of December 31, 2005, respectively. The equity interest in Section 33 – Law No. 19,550 companies was calculated considering the Company's ownership interest on Cointel's income for the three-month periods ended March 31, 2006 and 2005, after deducting Cointel’s accrued preferred dividends as of such years.

Additionally, the investment in Cointel includes the net book value of the goodwill on the Company’s investment in Cointel, which corresponds to the difference between the acquisition cost and the valuation by the equity method as of the purchase date of the shares concerned. The goodwill is restated as explained in Note 2.1. The Company has determined that the useful life of such goodwill is indefinite, mainly based on: a) the period over which such goodwill shall produce economic income for the Company associated to the cash-generating unit, b) Telefónica’s contractual reality under the legal figure of a perpetual license and c) the technological breakthroughs in the telecommunications market, especially those associated with broadband. Up until December 31, 2004, the Company was amortizing this goodwill by application of the straight-line method. In the last quarter of the fiscal year ended December 31, 2005 and in accordance with current accounting principles, the Company has discontinued amortization of goodwill with retroactive effect as of January 1°, 2005 in relation to the investment in Cointel. As a result, there has been a change in the balances for comparation purposes for the period ended March 31, 2005 in order to give retroactive effect to this change.

The analysis of the recoverability of the Company’s book value of the investment and the goodwill related to its investment in Cointel as of December 31, 2005, has been made on the basis of the Company’s Management best estimate of future discounted cash flows of Cointel and Telefónica, considering current information and future telephone service rates estimates of Telefónica. The Company’s, Cointel's and Telefónica's Management have monitored the evolution of the macroeconomic variables that affect their businesses and, from time to time, they have adjusted their projections based on the latest trends. As explained in Note 4. to the consolidated financial statements, the main macroeconomic variables have shown a relative stabilization. In the opinion of the Company’s Management, based on the preparation of projections based on such trends and the consideration of Telefónica’s operating strategies available for possible scenarios, the Company will obtain future cash flows to recover the

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

balances corresponding to goodwill and the investment, that as of March 31, 2006 amounts to 727 million. Notwithstanding the foregoing, as explained in Note 9.1. to the consolidated financial statements, the Company's, Cointel's and Telefónica's Management will continue to monitor the projected situation and will assess the effect of any new future developments.

As mentioned in Note 12. to the consolidated financial statements, as of March 31, 2006 Cointel’s current assets are lower than its current liabilities in 1,712 million, the latter including approximately 99.6% (1,706 million) of debt owed to TISA. Consequently, Cointel’s ability to settle its short term liabilities will depend on TISA’s continued to refinancing its credit with Cointel or on the obtaining other financing sources from related or unrelated parties, which are currently not available in sufficient amounts to Cointel.

The accounting principles applied by Cointel to prepare its financial statements, which were used by the Company to determine its equity interest in such company are, if applicable, the same as those described in this note.

- Other investments valued at cost - recoverable value:

As from September 30, 2005 due to the reduction of its interest in AC (see Note 4.c) the Company has valued its equity interest at its original cost restated up to the limit of its estimated recoverable value as of such date. Consequently, the Company has kept its equity interest in such company at nil.

The Company’s ownership interest in Atco as of March 31, 2006 and December 31, 2005 was valued at the original cost restated up to the limit of its estimated recoverable value, due to the fact that, as of such dates, the Company did not have a significative influence in Atco (see Note 4.b)). Therefore, the Company has kept its equity interest in such company valued at nil.

Additionally, the Company has $1 nominal value of Vigil Corp S.A. (“Vigil”) and one common share of $1 nominal value of Temarsa (see Note 4.d). As of March 31, 2006 and December 31, 2005, given the fact that the Company does not have significative influence in such companies, the Company has valued such investments at their original cost restated as described in Note 2.1.

c)	Intangible assets:

Correspond to the issuance costs of negotiable obligations, which are being depreciated over the remaining life of the related negotiable obligations (restated as explained in Note 2.1. ). As of March 31, 2006 and December 31, 2005, the original value and its accumulated depreciation amount to approximately 61 million, and the net book value amounts to approximately 0.1 million. (See Note 9.).

d)	Income tax and minimum presumed income tax:

The Company records income tax by applying the deferred method, following the procedures established by RT No. 17 of the CPCECABA.

Deferred tax assets resulted mainly from the temporary differences arising from tax loss carryforwards and from the tax treatment given in 2002 to exchange differences generated losses by financial payables in foreign currency.

In order to book the above temporary differences, the Company applied the liabilities method which sets forth the determination of net deferred tax assets or liabilities based on temporary differences charged to the “Income tax” caption in the income statement.

The Company’s Management evaluates the recoverability of deferred tax assets based on estimates. Ultimately, the recoverability of deferred tax assets depends upon the Company’s ability to generate enough taxable income during the years in which these temporary differences are expected to be deductible.

Considering its estimates, the Company’s Management takes into account the reversal time period of deferred tax assets, projected taxable income and tax planning strategies. This assessment is based on a series of internal forecasts updated to reflect current trends. In accordance with accounting principles in force, the Company must recognize deferred tax assets when future deductibility is likely. Therefore, due to the effects of economic and foreign

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

exchange regulations carried out by the government in 2002, the probability of recovering deferred tax credits by the Company was significantly affected. Consequently, the Company has booked a reserve for the balance of deferred tax assets whose recovery depends upon the generation of future taxable income.

Under Public Emergency and Foreign Exchange System Reform Law No. 25,561, as implemented by Presidential Decree No. 2,568/02, losses generated by the effect of the Argentine peso devaluation on monetary assets and liabilities in foreign currency involved in the generation of Argentine-source income, existing as of January 6, 2002, valued at an exchange rate of AR$ 1.00 per US$1.00, should be adjusted using an exchange rate of AR$ 1.40 per US$1.00, and be carried forward five years as from the date of the enactment of such law and used to offset income taxes at a proportion of 20% each year.

The Company’s foreign exchange tax loss as calculated by the above procedures and by application of a $1.40 exchange rate for the US dollar was approximately 203 million (in historical currency), of which approximately 162 million were deducted for tax purposes until December 31, 2005, while the remaining balance will be carried forward and applied for tax in year 2006, accordingly to the related legislation.

For the three-month period ended March 31, 2006, the Company has estimated a tax loss carryfoward of approximately 5 million. For the three-month period ended March 31, 2005, the Company had estimated a tax loss carryfoward of approximately 68 million.

The Company kept an accumulated tax loss carryfoward as of March 31, 2006 of 998 million (349 million at a 35% tax rate). The accumulated tax loss carryforward as of March 31, 2006, after considering the taxable income for the three-month period ended on March 31, 2006, mentioned in the previous paragraph and the effect of the expired tax loss carryforward, could be applied to offset future income tax charges as follows:

Available until fiscal year	Tax loss carryforward (in millions of pesos in historical value)

2007	950
2009	43
2011	5

998

For each fiscal year in which such deduction arises, the tax benefit (effect of the current tax rate on the tax loss carryforward used) will only be effectively realized if income tax (net of the deduction) is equal to or exceeds the tax on minimum presumed income. However, it will be reduced by any excess of the latter over income tax, as the Company will have to pay the tax on minimum presumed income as a minimum.

The following table presents the components of the Company’s deferred tax assets (in millions of Argentine pesos):

	March 31, 2006		December 31, 2005

Income tax on tax loss carryforwards	349	(1)	348
Exchange differences deductible in future fiscal years	11		14

Subtotal deferred tax assets	360		362
Allowance for deferred tax assets	(360)		(362)

Total net deferred tax assets	-		-

(1) Net of 2 million corresponding to the tax loss carryforward for the period ended March 31, 2006.

The following is the reconciliation of the income tax and tax on minimum presumed income as charged to the income statement and the amount resulting from the application of the corresponding tax rate on pre-tax net income (in millions of Argentine pesos):

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

	March 31, 2006	March 31, 2005

Net (loss) / income before income from continuing
operations and tax on minimum presumed income at
statutory income tax rate	(6)	33

Permanent differences:
Income / (Loss) on equity investments	8	(13)
Non deductible interest	-	7
Variation of allowance for deferred tax assets	(2)	(27)

Total income tax and minimum presumed income tax	-	-

Additionally, the Company calculates minimum presumed income tax by applying the tax rate of 1% on certain production assets valued according to the tax regulations in effect as of the end of the period/year. This tax is supplementary income tax. The Company’s tax liability for each fiscal year will be the higher of these two taxes. However, if the minimum presumed income exceeds Income tax during one fiscal year, such excess may be computed as prepayment of any income tax excess over the minimum presumed income tax that may arise in the next ten fiscal years.

For the three-month periods ended March 31, 2006 and 2005, the Company has determined charges for tax on minimum presumed income of 0.1 million, which were included in the Company’s income statements as of such dates.

e)	Shareholders’ equity accounts:

-	Capital Stock: disclosed at nominal value (see Note 7.1.). The adjustment derived of its restatement as described in Note 2.1., is included in “Comprehensive adjustment to capital stock”.

-	Premium on share issue: this account discloses the additional contribution made by the common shareholders, in excess of nominal value of capital stock, restated as described in Note 2.1.

-	Other contributions: corresponds to contributions over which the shareholders have rights according to their ownership interests. They are restated as described in Note 2.1.

-	Legal reserve and accumulated income (losses) : they have been restated as described in Note 2.1.

f)	Statement of income accounts:

Statement of income accounts are presented as follows:

-	Charges for amortization of non-monetary assets (issuance cost of negotiable obligations as of March 31, 2006 and 2005) have been stated based on the restated amounts of such assets, as described in Note 2.1.

-	“Equity interest in Section 33 – Law No. 19,550 companies of discontinued and continuing operations” was calculated according to item b) of this note.

-	Under the caption "Other income relating to Section 33 – Law No. 19,550 companies and related parties” the Company includes the amounts related to TSA Arg.'s agreement described in Note 5.c.(i), for its compliance with the obligations agreed therein, which are charged to income on an accrual basis according to the provisions of the agreement.

-	Accounts that accumulate currency transactions occurred throughout each period are stated at their nominal value.

-	“Holding and financial income / (loss)” include: (a) financial income and expenses; and (b) exchange differences generated by foreign currency denominated liabilities.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

g)

Net (loss) / earning per share for the period:

The Company calculates the net (loss) / earning per share on the weighted average of outstanding common shares during each period with a face value of $1 and with a vote per share (see Note 7.3. ). As of March 31, 2006 and 2005, the Company has calculated (loss) / income per share by segregating such income in continuing operations and discontinued operations.

2.3.

Amounts expressed in millions of Argentine pesos

The amounts in millions of Argentine pesos contained in these financial statements have been rounded up or down in order to facilitate the footing of notes and exhibits in which they are included. The effect of such rounding is not material.

2.4.	Public Emergency Law – Rules and regulations currently in force

Starting in early December 2001, the federal authorities implemented several monetary and foreign exchange control measures, announcing that the country would default on the payment of services of its sovereign debt, and enacting Law No. 25,561 of Public Emergency and Foreign exchange System Reforms that implied a deep change in the economic model in force as of that time and amended Convertibility Law, in force since March 1991 (mainly due to the devaluation of the peso and the conversion to pesos of the obligations to deliver sums of money, both related and not related to the financial system).

Other regulations were issued subsequently, amending some of the abovementioned regulations. The main aspects of such other regulations as of the approval of these financial statements are:

a)	the conversion into pesos of most obligations not involving the financial system originally denominated in foreign currency and governed by Argentine laws in force, as of January 6, 2002 at a $1 = US$1 rate and the subsequent adjustment through the CER or annual interest rate agreed upon in the original contract, and if the interest payable is higher than the average rates prevailing in the financial system, the rate determined by the BCRA will be applicable, depending on the nature of the obligation, plus an equitable adjustment of the price, to be agreed between the parties or claimed at judicial courts.

b)	the Public Emergency and Foreign Exchange System Reform Law No. 25,561 provided for the conversion into pesos of public utility rates that had been agreed upon in US dollars at the US$1.00 to $1.00 rate and it authorized the PEN to renegotiate the agreement (see Note 9. to the consolidated financial statements);

On February 15, 2006, Telefónica and the Argentine Government, through the UNIREN executed the Memorandum of Understanding 2006. After the procedures provided for in current regulations were met, this instrument will be the necessary background to execute the Memorandum of Understanding for the Transfer Agreement Renegotiation approved by Presidential Decree 2332/90 (“Memorandum of Understanding for Renegotiation”), as provided for in Law No. 25,561, section 9.

Among others, the Memorandum of Understanding 2006 discusses the following main issues:

1)	Investments: Telefónica will continue making investments for the technological upgrade and development of its network and new services.

2)	Service and long-term targets (see Note 4. to the consolidated financial statements).

3)	Contractual compliance (see Note 4. to the consolidated financial statements).

4)	Regulatory framework (see Note 9.1. and 15. to the consolidated financial statements).

5)	Stay of actions and subsequent waiver of rights and withdrawal of actions (see Notes 4. and 9.1. to the consolidated financial statements).

6)	Adjustment of value in International Incoming Calls in the local area through the application of the correction factor, so that the value mentioned in section 37, Exhibit II, Presidential Decree 764/00 undergoes a three-fold increase.

7)	Unification of the low rate time band for local calls, national and international long-distance calls starting as from the implementation of the Protocol of Renegotiation.

8)	Equal treatment: In the context of the process to renegotiate the contracts, the National Government undertakes to treat Telefónica on the basis of terms reasonably similar to those afforded to other telecommunication companies participating in the process.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

The Memorandum of Understanding 2006 shall be submitted to a Public Hearing to favor the involvement of users and the community in general so that its terms and conditions can be the consensus basis to sign the Memorandum of Understanding for Renegotiation. Said Public Hearing was held in the City of Mar del Plata on April 28, 2006. In addition, the Memorandum of Understanding 2006 will be subject to the rest of the approvals required by current regulations.

c)	an extension of the National Public Emergency situation until December 31, 2006; and

d)

suspension of dismissals without a just cause and the establishment of penalties consisting of the payment of additional amounts equivalent to 50% of the termination pay set forth by labor regulations for employees dismissed without just cause, except in relation to personnel hired on or after January 1, 2003. This is how the Argentine government is proceeding with a stepwise reduction of the penalty formerly consisting of two times the applicable termination pay with the aim expressed in the law of fully eliminating this penalty if unemployment rates drop to less than 10%.

3. BREAKDOWN OF THE MAIN ACCOUNTS (amounts stated in millions of Argentine pesos)

The main accounts of the balance sheets as of March 31, 2006 and December 31, 2005 and of the income statements for the three-month periods ended March 31, 2006 and 2005 were made up as follows (foreign currency balances are presented in Exhibit G):

3.1.	Other receivables

	March 31, 2006		December 31, 2005

	Current	Noncurrent	Current	Noncurrent

Receivables from Section 33 - Law
No. 19,550 companies and
related parties - TSA Arg. (1)	33	-	27	-
Deferred tax asset (2)	-	360	-	362
Allowance for other receivables –
deferred tax assets (Exhibit E)	-	(360)	-	(362)

Total	33	-	27	-

(1)	Accruing no interest. See Note 5.c.(i).
(2)	See Note 2.2.d.

3.2.	Noncurrent investments

	March 31, 2006	December 31, 2005

Investment in Cointel - Shares (Exhibit C)	235	258
Goodwill – Cointel (Note 3.2.b)	492	492

Total	727	750

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

3.3.	Bank and other financial payables

	March 31, 2006			December 31, 2005

	Current		Noncurrent	Current		Noncurrent

Payables to Section 33 - Law No.
19,550 companies and related
parties – TISA	39	(1)	-	38	(1)	-
Negotiable obligations (2)	23		-	-		23
Interest accrued on negotiable
obligations	1		-	1		-

Total	63		-	39		23

(1)	Corresponds to US$13 million of the loan with TISA with principal original maturing on June 29, 2006 and December 27, 2006 for US$6.3 million and US$6.5 million, respectively. They accrue interests at a nominal rate of 10.25% per annum. See Note 5.c. (ii).
(2)	Accrue interest at a nominal rate of 9.75% per annum. See Note 9.

3.4. Aging of assets and liabilities as of March 31, 2006:

	Assets	Liabilities

	Other receivables	Bank and other financial payables	Trade payables	Taxes payable	Other payables
	(1) (3)	(2)	(3)	(3)	(3)

Without maturity date:	33	-	-	-	3

Maturing:

Up to three months	-	20	1	1	-
From six to nine month	-	20	-	-	-
From nine to twelve
month	-	23	-	-	-

Subtotal	-	63	1	1	-

Total	33	63	1	1	3

(1)	Not including deferred tax asset and its related allowance.
(2)	Accrue interest at a weighted average rate of 10.064%.
(3)	Do not accrue interests.

4. OPERATIONS AND ACTIVITIES OF RELATED PARTIES

a)	Cointel

Cointel is a company organized under Argentine law by a group of investors made up of the Company, Telefónica International Holding B.V. and TISA, all of them TSA’s subsidiaries. As of March 31, 2006, the Company's interest in Cointel amounts to 50.0% of the common capital stock, representing 49.84% of Cointel's total votes. Cointel controls the outstanding capital stock of Telefónica, through its ownership interest in 100% of Telefónica’s Class “A” shares (see Note 6.2. a), and 40.2 million Class “B” shares which represents 2.3% of Telefónica’s outstanding capital stock, being the total shareholding of Cointel in Telefónica's capital stock 64.83% . See Notes 4. and 6. to the consolidated financial statements.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

The Shareholders’ Meeting held on April 21, 2006 approved the absorption of the total 2,652 million loss recorded under accumulated deficit by offsetting such balance against the whole balance of Reserve for future dividends: 838 million, the Legal reserve: 226 million, the Premium on share issue: 34 million and a part of the balance of the Comprehensive adjustment to Capital Stock for 1,554 million in accordance with the provisions of the CNV.

As a result of the above mentioned absorption, Cointel will not be able to distribute dividends up and until the Legal reserve is set up, in accordance with the provisions under section 70 of the Companies Law No. 19,550.

b)	Atco

In March 1998, the Company acquired (through Southtel Equity Corporation (“Southtel”)) 30% of Atco’s capital stock. This company’s corporate objective is to invest in the media business. The total price of the acquisition amounted to 214 million (restated as described in Note 2.1. ). As a consequence of certain transactions, such ownership interest decreased from 30% to 26.8% . On December 15, 2000, Shosa (Southtel’s successor company) reimbursed irrevocable capital contributions to the Company, through the delivery of its ownership interest in Atco, which was valued at 255 million (restated as described in Note 2.1. ), corresponding to the book value of such ownership interest as of September 30, 2000.

On December 27, 2004, the Special Shareholders’ Meeting of Atco resolved to increase its capital stock from 309 million to 1,760 million. At that meeting, the Company waived its preemptive subscription right and accretion right over the new shares, and Temarsa subscribed all the shares issued through the capitalization of a loan held by that company with Atco. As a result of such shareholders’ decision the Company's ownership interest in Atco as of December 31, 2004 decreased to 4.71% from 26.8% . As of August 8, 2005, the Special Shareholders’ Meeting of Atco resolved the capitalization of its irrevocable capital contributions, of which the Company had 132 million (restated as described in la Note 2.1. ), which generated an increase of the Company’s ownership interest in Atco to 9.35% from 4.71% . Additionally, Atco’s Extraordinary Shareholders' Meeting dated December 12, 2005 decided to make certain changes as regards the mechanism to calculate the capitalization of the inflation adjustment of said irrevocable contribution, which reduced the Company's interest to 6.98% . The Company has maintained its equity interest in such company at nil, on the basis of its recoverable value.

As of the date of issuance of these financial statements, Atco has mainly a direct and indirect ownership interest of approximately 100% of the capital stock of Televisión Federal S.A. –TELEFE (“Telefé”), owner and operator of Channel 11 of Buenos Aires, a broadcast television station, and broadcast television companies in the interior of Argentina, in the cities of Salta, Córdoba, Neuquén, Tucumán, Rosario, Santa Fe, Bahía Blanca and Mar del Plata.

The installation and operation of broadcast TV stations in Argentina is governed by the Broadcasting Law No. 22,285 and other regulations. Broadcast TV companies in Argentina have to obtain a license from the Federal Committee that regulates broadcasters (“Comfer”) to be able to broadcast the programming signal. Telefé holds a license to operate Channel 11 of Buenos Aires, that expired in January 2005 and on which such company obtained a renewal until 2015. In addition, the broadcast television companies in the interior of Argentina hold licenses, most of which were renewed in 1998 or formalities to extend such 10-year term are underway.

c)	AC

As of March 31, 2006, the Company’s ownership interest in AC amounts to 1.76% and other TSA’s subsidiaries control the remaining 98.24% . As of June 30, 2002, AC held indirect equity interest in licensed broadcast television companies in Capital Federal, Gran Buenos Aires and other cities of the interior of Argentina through Prime Argentina S.A. Holdings (“Prime”). On July 4, 2002, AC and Hannover Nominees Ltd. (together, the Prime’s shareholders) sold their ownership interest in Prime for an amount of US$12 million to Grupo H.F.S. Media S.A. Consequently, the Company does not longer have its indirect ownership interest in the licensed broadcast television companies through AC as from the above mentioned date. As of August 8, 2005, AC’s Special Shareholders’ Meeting resolved the capitalization of its irrevocable capital contributions, of which the Company had 17 million (restated as described in Note 2.1. ), which generated a decrease in the Company’s ownership interest in AC to 2.84% from 26.82% . Additionally, AC’s Extraordinary Shareholders' Meeting dated December 12, 2005 decided to

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

make certain changes as regards the mechanism to calculate the capitalization of the inflation adjustment of said irrevocable contribution, which reduced the Company's interest to 1.76% .. As of March 31, 2006, due to the reduction of its interest in AC, the Company has valued its equity interest at its original cost restated up to the limit of its recoverable value estimated as of such date. Consequently, the Company has maintained its equity interest in such company at nil.

d)	Other investments

On October 24, 2002, the Company acquired one common share of $1 nominal value of Vigil, for an amount of $1. Additionally, on the same date, the Company acquired one common share of $1 nominal value of Temarsa, for an amount of $1. These acquisitions represent less than 1% of the capital stock of such companies (see Note 2.2.b).

The final merger agreement between Temarsa, Vigil and Ambit S.A. was executed on December 11, 2003. Under this agreement, Vigil and Ambit S.A. are dissolved without liquidation and are merged into Temarsa. Such merger has been refused by the IGJ and lately judicially appealed by Ambit, Vigil and Temarsa. Finally, on February 10, 2005, Temarsa, Ambit and Vigil desisted the mentioned judicial appeal.

5. OUTSTANDING BALANCES AND TRANSACTIONS WITH SECTION 33 – LAW No. 19,550 COMPANIES AND RELATED PARTIES

a)	The transactions made with Section 33 – Law No. 19,550 companies and related parties during the three-month periods ended March 31, 2006 and 2005 (in millions of Argentine pesos), are as follows:

	(Loss) / Gain

	Interest expense		Other income relating to Section 33 – Law No. 19,550 companies and related parties

	March 31,		March 31,

Company	2006	2005	2006	2005

TSA Arg. (1)	-	-	9	8
TISA (2)	(1)	(21)	-	-

	(1)	(21)	9	8

(1)	See Note 5.c. (i).
(2)	See Note 5.c. (ii).

b)	During the three-month periods ended March 31, 2006 and 2005, the Company did not collect any dividends from its investments in Section 33 – Law No. 19,550 companies and related parties.

c)	Additionally to the transactions mentioned in Note 7., the other related party transactions are the following:

(i)	On April 24, 1997, the Company signed an agreement with TSA Arg. pursuant to which the Company committed to the compliance of obligations, of which the main effective are: i) to hold shares that allow it to control directly or indirectly at least 30% of Cointel's capital stock, and hold a direct and indirect equity interest not lower than 20%, ii) not to acquire directly or indirectly, Cointel's common shares that would result in a total shareholding in excess of 50% of Cointel's capital stock and votes and iii) to provide, at TSA Arg.'s request, economic and financial advisory services (obtaining and investing funds, assistance in analyzing investment projects, among others). The amount to be paid by TSA Arg. to the Company for such services equals one half of the management fee received by TSA Arg. from Telefónica after deducting taxes and certain expenses, and will be in effect so long as Telefónica’s management agreement is in effect. The Company's compensation for compliance with its obligations is indivisible and not fractionable and it cannot be reduced due to lack of compliance with any of its obligations because of reasons external to the Company. Telefónica’s management contract with TSA provided for an annual management fee, which was calculated at 9% of Telefónica’s “gross margin” as defined in such agreement, through April 30, 2003. On such date, if TSA agrees to renew such contract, at its sole discretion, for an additional five-year period, the annual management fee of TSA Arg.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

would be between 1.5% and 5.0% . On July 30, 2003, Telefónica entered into a Supplement to the Management Agreement with TSA, which had been in force as of that date pursuant to successive extensions and in conformity with the clauses of the original agreement, pursuant to which the management fee as from May 1, 2003 was agreed upon in 4% of the gross margin, as already described. During the three-month periods ended March 31, 2006 and 2005, the Company did not receive any financial advice request and met its duties contained in such agreement, for which it is entitled to receive the relevant fees, which amounted to 9 million and 8 million, respectively, and were included in "Other income relating to Section 33 – Law No. 19,550 companies and related parties" in the Company’s income statements. As of the date of issuance of these financial statements, TSA Arg. has not requested any further services. If request is made by TSA Arg., the Company will use the terms set forth in the agreement for adopting the necessary actions so as to have optimum operating resources available for satisfying future specific requests in the most efficient manner. The related receivables, which amount to 33 million and 27 million as of March 31, 2006 and December 31, 2005, respectively, are included as "Other receivables - Receivables from Section 33 - Law No. 19,550 companies and related parties - TSA Arg." in the balance sheets as of March 31, 2006 and as of December 31, 2005.

(ii)	On February 12, 2001, the Company received a loan from TISA in the amount of US$530.1 million, which accrued interest at LIBOR plus a 2.25% per annum (“the differential”) for a term of one month, renewable automatically on a monthly basis unless the parties notified in writing, at least three days before due date, that they do not intend to renew the agreement. TISA was entitled to modify the differential provided it notified in writing the Company of this decision at least three business days before the end of each interest period. The funds loaned by TISA were used to partially repurchase the Company's negotiable obligations (see Note 9.). Subsequently, on February 14, 2001, the Company made an early partial repayment to TISA of this loan for an amount of US$37.9 million.

Through various amendments during the year 2004, the Company and TISA agreed that the principal maturity and interest capitalization will be semiannual, set the differential for the second period in 5.5% nominal per annum, which it has remained unchanged for the following periods, and amended the loan agreement, eliminating the early termination event triggered by the existence of restrictions that could limit the Company’s ability to repay its debt with TISA. Additionally, during the January-March 2002 quarter, the Company received loans from Telefónica for US$5.8 million (“the Dollar loans”). On April 26, 2002, the Company entered into an assignment agreement with Telefónica and TISA pursuant to which Telefónica assigned to TISA the Dollar loans in the amount of US$5.8 million, which includes principal amount and accrued interest as of April 26, 2002. On December 28, 2004, the Company’s Board of Directors resolved to call a Special Shareholders’ Meeting to be held on February 15, 2005, in order to resolve upon the partial capitalization of the loan held by TISA with the Company, for an amount of up to approximately 2,046 million. On February 15, 2005, due to the capitalization described in Note 7.3., TISA and the Company agreed to amend the loan agreements in effect as of such date in order to provide for: (i) the conversion to pesos of US$622.5 million (1,785 million) which did not accrue interest as from February 15, 2005, and (ii) ratify that the residual amount of TISA’s credit for US$20 million was subject to the same conditions as those agreed upon on December 27, 2004 (see Note 7.3.). On June 17, 2005 US$7 million of the above-mentioned loan were cancelled remaining its balance as of March 31, 2006 in approximately US$13 million.

In obtaining the above mentioned loan, the Company has assumed certain commitments, mainly involving limitations on the sale of assets, limitations on liens of certain assets, limitations on the Company or any of its affiliates becoming a party in merger or spin-off operations, with certain exceptions. In addition, the loan shall forthwith become due and payable: upon the Company defaulting on any of the commitments assumed under the loan agreement, in the event of any change in the Company’s controlling shareholder, if the Company or its affiliates are unable to comply with their obligations, changes in the Company’s main business activity, if the Company or any of its affiliates lose the government licenses obtained and if there are changes in the Company's equity, economic and financial situation that due to their adverse nature may affect the Company's ability to comply with the obligations assumed in the agreement or if there are restrictions that may limit the ability of the Company to repay its debts.

In relation to the loan’s balance in force as of March 31, 2006, for an amount of US$13 million, TISA has advised to the Company that until the maturity of the loan date shall not consider that an acceleration event as defined in the agreements has taken place. Additionally, the above mentioned loan agreement includes a ground of acceleration events in case certain court or extra-court proceedings are filed for an amount in excess of certain net equity percentages of the Company or relevant affiliate. The Company obtained a waiver in connection with those proceedings as of the date of issuance of these financial statements, covering until the maturity of the loan date.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

The Company is evaluating Cointel’s financing needs considering the Argentine economic situation and the current difficulties of access to credit and will make its best efforts to provide Cointel with such financing, directly or indirectly, subject to the Company's own funds availability, which depends on the evolution of the issues affecting the Company’s financial situation (see Note 2.2. b).

6.	RESTRICTIONS, GRANTED GUARANTEES AND CURRENT ADMINISTRATIVE PROCEDURES

6.1.	Distribution of accumulated income restriction:

In accordance with Law No. 19,550, the Company’s bylaws and General Resolution No. 368/01 of the CNV, 5% of the year’s net income must be appropriated to a legal reserve, previous absorption of accumulated losses, until such reserve equals 20% of restated capital stock.

As of March 31, 2006, the Company carries accumulated deficit in the amount of 2,248 million, which includes net loss for the period then ended of 18 million.

6.2.	Other restrictions

	a)	Through Cointel, the Company is member of the Main Core of the Telefónica awardee Consortium. As of March 31, 2006, the Company holds a direct 50.0% interest in Cointel’s common stock. Decree No. 62/90 of the PEN, as amended, provides that Regulatory Authorities (nowadays the S.C.) must approve in advance any transfer of the Company’s 20% interest in the Main Core of Cointel (the same requirement applies to the 10% interest of TISA in Cointel). Cointel’s common shareholders existing as of the takeover of Entel, as a group, shall not reduce their total holding to less than 51% of the total capital stock (Class "A" shares) with voting rights of Telefónica, without first obtaining approval from the Regulatory Authority.

	b)	With respect to the restrictions and guarantees related to the issuance of negotiable obligations and other payables (see Notes 5.c. (ii) and 9).

6.3.	Guarantees granted

In connection with the disposition of companies in which the Company maintained ownership interests during the years ended December 31, 1996 to 2001, the Company has agreed to indemnify the purchasers for any omitted liability at time of sale, for the amounts and subject to the terms specified in each contract. As of March 31, 2006, the Company did not know of any circumstance that could generate future losses and consequently, that should be booked as of such date.

6.4.	Litigation

As of March 31, 2006, the Company is not aware of any legal proceedings initiated against it whose results might materially affect the Company’s financial condition or the results of its operations and, consequently, that should be booked at such date.

6.5.	Current administrative procedures

On June 24, 2004, and due to a claim conducted by a minority shareholder, the CNV issued a resolution by means of which it instructed a summary against the Company for possible infraction to certain sections of Law No. 19,550, the Code of Commerce and the CNV's rules (NT 1997), in respect of the compensation granted by the Company from October 1, 1998 to September 30, 2001, to one of its formers directors under an advisory contract, and in respect of the accounting treatment

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

given by the Company, in the year ended December 31, 2000, to the payment made by AMI CABLE HOLDINGS, Ltd., related company of the formers shareholders of the Company, for the rescission of the above mentioned advisory contract. The sanction that could possibly correspond to the Company would consist of a warning or fine of up to 1.5 million, which could be raised up to five times the amount of the greater between the benefit obtained or the damage caused as a result of the illicit driving. In the opinion of the Company's Management, it is unlikely that this administrative sanction prospers.

Additionally, and in relation to another procedure that had been commenced by the CNV, on April 12, 2006, the Company was notified of the resolution issued by the CNV whereby a penalty as contemplated in section 10, sub-section a) of Law No. 17,811 had been imposed on the Company and some of its directors and syndics as of that date, which had no effect whatsoever on the Company’s financial statements as of March 31, 2006.

7.	CAPITAL STOCK

7.1.	As of March 31, 2006, the Company’s capital stock, after the voluntary capital stock reduction and the capital increase mentioned in sections 7.2. and 7.3., respectively, of this note, is comprised of:

Subscribed and paid in
(historical value in Argentine pesos)
Common shares issued, face value $1:
Class “A” shares (five votes per share)	30,427,328
Class “B” shares (one vote per share)	2,161,092,201

Capital stock authorized for public offer	2,191,519,529

As a consequence of the transactions described in Note 1. and section 7.2. and 7.3. of this note, at the date of issuance of these financial statements, the principal shareholder of the Company is TISA, which owns 99.99% of the Company's capital stock.

7.2.	On January 18, 2001, the Company’s General and Special Shareholders’ Meeting approved a voluntary capital stock reduction proposed by the Company's Board of Directors at their meetings held on December 15, 2000, and January 10, 2001, through the redemption of 95,270,640 common Class “B” shares of the Company of $1 nominal value each. In consideration for the number of shares delivered, the shareholders present in the redemption would receive a proportional interest in the Promissory Note mentioned in Note 1. The only shareholder who took part in such reduction was ACH, who participated with all its shares, 95,270,640 common Class "B" shares (“the Shares”). The final amount of the reduction was allocated to proportionately reduce the capital stock and each shareholders’ equity account by 19.05% and the difference between the book value of 19.05% of the Company’s capital stock reimbursed (calculated on the basis of the Company’s shareholders’ equity as of September 30, 2001, after deducting irrevocable capital contributions of 2 million (at historical value)) and the redemption value of such shares (calculated on the basis of a value of US$4.486 per share) was allocated to reduce the balance of the reserve for future dividends account, until the balance was exhausted, and the remaining amount to accumulated income / (losses). On December 7, 2001, the CNV informed the Company its decision to partially cancel the public bidding authorization granted to the Company for an amount of 95,270,640 (historical value), being 404,729,360 (historical value) the outstanding capital stock authorized for such bidding as of such date. Furthermore, as of such date, the BCBA granted its final approval to the voluntary capital stock reduction. On December 31, 2001, the Shares were effectively registered under the Company’s name. On January 11, 2002, the Company's Board of Directors decided to make available all necessary mechanisms for the effective cancellation of the shares received from ACH and on March 31, 2004, the above-mentioned voluntary capital stock reduction was registered in the Public Registry of Commerce (“RPC”).

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

7.3.	On December 16, 2004, the General and Special Class B Shareholders’ Meeting resolved to increase the capital stock by 2 million, to 406,729,360, in accordance with the provisions of Resolution No. 466/04 of the CNV, and the issuance at par value of 2,000,000 common Class B shares of one peso ($1) face value each and entitled to one vote per share. Subsequently, on February 15, 2005, the Special Shareholders’ Meeting resolved to approve the capital stock increase for an amount of up to 2,046 million and ratified the 2 million capital stock increase resolved upon by the Shareholders’ Meeting dated December 16, 2004. Therefore, at such Special Shareholders’ Meeting, TISA expressed its intention to partially capitalize its loans with the Company for 1,785 million (see Note 5.c.ii)). Such increase of capital was approved by the CNV in its Resolution N° 15,113 dated July 14, 2005 and by the BCBA on August 3, 2005, and for such reason, the Company’s Board of Directors at its meeting dated August 19, 2005 approved the opening of the preemptive subscription period for a term of 30 days, which expired on October 4, 2005. On October 6, 2005, the Board of Directors fixed the final amount of the capital increase in 1,786,790,169 Class “B” common shares, which were fully subscribed and paid in as of such date; consequently, the Company’s stock capital was increased from 404,729,360 to 2,191,519,529. At the date of these financial statements, the above mentioned capital stock increase is registered in the RPC.

8.	ACCUMULATED DEFICIT

The Company qualifies under the event of mandatory capital reduction set forth in Section 206 of the Law No. 19,550 when cumulative losses exceed reserves and 50% of the capital stock. This situation was discussed at the General and Special Shareholders’ Meeting held on April 21, 2006, indicating that, the Shareholders, together with the Company’s Board of Directors, will take the necessary steps to revert this situation.

9.	ISSUANCE OF NEGOTIABLE OBLIGATIONS NOT CONVERTIBLE INTO SHARES

The General and Special Shareholders’ Meetings held on April 28, 1995 and December 27, 1996, respectively, approved a Program for the issuance of Negotiable Obligations not convertible into shares, for a total amount of up to US$500 million and authorized the Board of Directors to determine the terms and conditions, including the issuance date, price, interest rate and place and terms of payment. Additionally, the General and Special Shareholders’ Meeting of November 2, 2001,during its adjournment of November 15, 2001, approved the partial cancellation in the amount of US$482.9 million of the US$500 million Negotiable obligations Program.

On February 24, 1997, the Company issued three series of Negotiable Obligations for a total face value of US$325 million and 175 million, under the US$500 million Program mentioned before. Such Series have been partially and totally repurchased and/or repaid during the years 2001 and 2002 for approximately 98.5% of the total issued for a nominal value of 175 million and US$317.4 million. The main Negotiable Obligations’ conditions in effect are the following:

US$500 million Program

Principal amount (in millions)	Principal amount repayment	Interest annual rate %	Interest payment	Situation as of March 31, 2006

Series B	February 2007	9.75	February and August	Partially repaid (1)
US$225			of each year

(1)	As a consequence of the repurchases and repayments of Negotiable obligations made during the years 2001 and 2002, the balance of the Negotiable Obligations’ Program for US$500 million as of March 31, 2006, amounts to US$7.6 million.

The creation of these Programs and the public offerings of Negotiable Obligations were authorized by the CNV. The net proceeds from the issuance of the Negotiable Obligations were used to refinance bank borrowings.

In connection with this issuance, the Company has assumed certain commitments usually undertaken in transactions of such nature. The Prospectus related to the issuance of Negotiable Obligations gives

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

detailed information of the condition of issuance, which have been modified and/or eliminated according to the authorizations obtained from the Special Noteholders’ Meeting held on November 12, 2001.

On April 8, 2002, the BCBA notified the Company about cancellation of the authorization to list Series C and partial cancellation of Series B, as requested by the Company, restricting the listing authorization to the amount of US$7.6 million.

As of the date of issuance of these financial statements, the Company has complied with all the commitments derived from the issuance of Negotiable Obligations and its amendments.

10.	ENGLISH TRANSLATION AND ACCOUNTING PRINCIPLES APPLIED

The Company's financial statements have been translated into English from those originally issued in Spanish, for the convenience of readers in the United States of America.

In addition these financial statements are presented on the basis of Argentine GAAP approved by the CPCECABA, as adopted by the CNV. Certain accounting practices applied by the Company do not conform with generally accepted accounting principles in the United States of America. Accordingly, these financial statements are not intended to present the information on the Company’s financial position and the related results of its operations and cash flows in accordance with generally accepted accounting principles in the United States of America.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

EXHIBIT C
1 OF 2

TELEFONICA HOLDING DE ARGENTINA S.A.

FINANCIAL STATEMENTS AS OF MARCH 31, 2006 AND AS OF DECEMBER 31, 2005

INVESTMENTS IN SHARES, SECURITIES ISSUED IN SERIES

AND HOLDINGS IN OTHER COMPANIES

Amounts stated in millions of Argentine pesos

	March 31, 2006						December 31, 2005

Issuer and features of the securities	Class	Face value	Quantity	Inflation adjusted cost	Value by equity method	Book value	Book value

NONCURRENT INVESTMENTS (1)
Investments valued by the equity method:
Cointel – shares	Common
	Class “A”	0.1	2,245,384,140
	Common
	Class “B”	0.1	407,817,358
Total investment in Cointel				1,822	235	235	258
AC – shares	-	-	-	-	-	-	-
Other investments valued at cost –
recoverable value:
Atco – shares	Common	1	173,258,046	255	-	-	-
AC – shares	Common	1	16,191	-	-	-	-
Vigil – shares	Common	1	1	-	-	-	-
Temarsa – shares	Common	1	1	-	-	-	-

Total noncurrent investments						235	258

(1) See Notes 2.2.b. and 4.a.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

EXHIBIT C
2 OF 2

TELEFONICA HOLDING DE ARGENTINA S.A.

FINANCIAL STATEMENTS AS OF MARCH 31, 2006 AND AS OF DECEMBER 31 2005

INVESTMENTS IN SHARES, SECURITIES ISSUED IN SERIES
AND HOLDINGS IN OTHER COMPANIES

Amounts stated in millions of Argentine pesos

	Information on the issuer

		Latest financial statements

Issuer	Main business	Date	Common capital stock (1)	Net loss	Shareholders’ equity	Total % held of capital

NONCURRENT
INVESTMENTS

Cointel	Investments	03-31-06	531	(44)	534	50.0% (2)

		Financial statements used for valuation by the equity method

Issuer	Year-end	Closing date	Duration of the period	Auditors’ report date	Scope	Auditors’ report type

NONCURRENT
INVESTMENTS

Cointel	12-31	03-31-06	3 months	05-04-06	Limited Review	(3)

(1)	Corresponds to face value.

(2)	Over common capital stock. As of March 31, 2006, preferred capital stock, without considering accrued dividends (over which the Company has no ownership interest) amounts to 48 million.

(3)	Includes an emphasis-of-a-matter paragraph for the uncertainty related to Cointel’s ability to pay its current liabilities and continue as a going concern.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

EXHIBIT E

TELEFONICA HOLDING DE ARGENTINA S.A.

FINANCIAL STATEMENTS AS OF MARCH 31, 2006 AND AS OF DECEMBER 31, 2005

ALLOWANCES AND RESERVES

Amounts stated in millions of Argentine pesos

	March 31, 2006			December 31, 2005

Account	Balances at beginning of year	Decrease for the period/year	Balances at end of period	Balances at end of year

Deducted from noncurrent
assets:
For other receivables -
Deferred tax assets	362	(2)	360	362

Total 2006	362	(2)	360

Total 2005	433	(71)		362

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

EXHIBIT G

TELEFONICA HOLDING DE ARGENTINA S.A.

FINANCIAL STATEMENTS AS OF MARCH 31, 2006 AND AS OF DECEMBER 31, 2005

FOREIGN CURRENCY LIABILITIES

	March 31, 2006			December 31, 2005

Account	Amount in foreign currency (in millions of US$)	Exchange rate	Booked value (in millions of pesos)	Amount in foreign currency (in millions of US$)	Booked value (in millions of pesos)

Current liabilities

Bank and other financial
payables	20	3.082	63	13	39
Other payables	1	3.082	3	1	3

Total current liabilities	21		66	14	42

Noncurrent liabilities

Bank and other financial
payables	-	-	-	8	23

Total noncurrent liabilities	-		-	8	23

Total liabilities	21		66	22	65

US$: US dollars.

(English translation of the financial statements originally issued in Spanish, except for Note 10.
to the unconsolidated financial statements)

EXHIBIT H

TELEFONICA HOLDING DE ARGENTINA S.A.

FINANCIAL STATEMENTS AS OF MARCH 31, 2006 AND 2005

INFORMATION REQUIRED BY SECTION 64, SUB SECTION I, POINT B) OF LAW No. 19,550

Amounts stated in millions of Argentine pesos

	Administrative expenses

Account	March 31, 2006	March 31, 2005

Professional fees and taxes (1)	1	-

Total	1	-

(1) Includes fees payable to the members of the Board of Directors and syndics for pesos 77,250 and pesos 18,000 in 2006 and 2005, respectively.

Item 3

Management’s Discussion and Analysis of Financial Condition
and Results of Operations

2

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

(Information not covered by the Independent Public Accountant's Report)

The following discussion should be read together with the financial statements of Telefónica Holding de Argentina S.A. (“the Company”) for the three month period ended March 31, 2006 and the fiscal year ended December 31, 2005. Those financial statements have been prepared in accordance with accounting principles generally accepted in Argentina approved by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”), as adopted by the National Securities Commission (“CNV”) (“Argentine GAAP”), which differ in certain respects from U.S. generally accepted accounting principles, and have been set forth in constant pesos as described in Note 2.1. to the unconsolidated financial statements.

Multiple Holding Company Structure

The Company is primarily engaged, through joint-controlled companies (see Note 1. to the consolidated financial statements) in the telecommunications business ("Telecommunications Business") in Argentina.

As of March 31, 2006, the Company conducts its Telecommunications Business through its 50.0% of common capital stock in Compañía Internacional de Telecomunicaciones S.A. (“Cointel”) (see Note 4.a) to the Company's unconsolidated financial statements), which controls the outstanding capital stock of Telefónica de Argentina S.A. (“Telefónica”) through its ownership interest in 100% of Telefónica’s Class “A” shares (see Notes 4. to the Company's consolidated financial statements and 6.2. a to the Company's unconsolidated financial statements) and 40.2 million Class “B” shares of Telefónica which represents approximately 62.5% and 2.3%, respectively, of Telefónica’s outstanding capital stock.

As a result of the disposition of Telefónica's equity interest in Telinver S.A. described in Note 16 to the consolidated financial statements, Telefónica has discontinued operations in the advertising exploitation segment, as Telefónica continues only with the telecommunications segment.

Additionally, as of March 31, 2006, the Company holds a 6.98% ownership interest in Atlántida Comunicaciones S.A. (“Atco”) (see Note 4.b to the Company's unconsolidated financial statements). Atco is a holding company with a direct and indirect interest in broadcast television companies and in radio stations. Likewise, the Company holds a 1.76% ownership interest in AC Inversora S.A. (“AC”). AC is a holding company, which until July 4, 2002, had indirect interest in broadcast television companies (see Note 4.c to the Company's unconsolidated financial statements).

The Company looks to Telefónica S.A.’s (“TSA”) global media affiliate, Telefónica de Contenidos S.A., to set the business strategy for Atco and AC. The Company considers Atco and AC to be passive investments.

As of March 31, 2006, as a result of several transactions described below in “Agreement between the Company's Former Principal Shareholders and TSA” and in Note 7. to the Company's unconsolidated financial statements, Telefónica Internacional S.A. (“TISA”)'s equity interest in the Company amounted to 99.99% .

Agreement between the Company’s Former Principal Shareholders and TSA

On April 11, 2000, certain affiliates of Hicks, Muse, Tate & Furst, Inc. (“Hicks Muse”), including HMTF – Argentine Media Investments Ltd. (“HMTF”), República Holdings Ltd. (“República Holdings”), International Investments Union Ltd. (“IIU”) ("HMTF Affiliates") and International Equity Investments, Inc. (“IEI”), a Citibank N.A. subsidiary, (together with HMTF Affiliates, the "Former Principal Shareholders" and from now on the "Participating Shareholders") and TSA (“the Parties”) signed a Stock Exchange Agreement (the “Stock Exchange Agreement”, and from now on “the Contract”) whereby, after certain precedent conditions were met, on December 15, 2000, the Participating Shareholders transferred to TSA 80.9% of the Company´s capital stock, representing 84.7% of the Company's total votes, in exchange for TSA common shares issued. On June 29, 2001, TSA informed the Company that on May 8, 2001, it transferred to its subsidiary TISA, all its equity interest in the Company as of such date.

3

As part of the Contract, and according to the transactions provided therein and in certain related agreements, Southtel Holdings S.A. (“Shosa”), a company previously controlled by the Company, reimbursed the Company’s irrevocable capital contributions, which included, among other: (a) Shosa's 26.8% ownership interest in Atco (see Note 4.b to the Company’s unconsolidated financial statements), (b) Shosa's 26.8% ownership interest in AC and (c) Shosa's 20% ownership interest in Torneos y Competencias S.A. (“TyC”), including the net book value of the related goodwill as of September 30, 2000. On December 15, 2000, the Company transferred to ACH Acquisition Co. (“ACH”) its ownership interest in Shosa, whose main asset as of that date was its ownership interest in Cablevisión S.A. and its main liabilities were a loan of US$135.9 million made to Shosa by ACH and other liabilities of approximately US$27 million. The Shosa’s selling price was US$395.3 million, and was collected through a promissory note issued by ACH (the “Promissory Note”). Additionally, as part of the Contract, and according to the transactions provided therein and in certain related agreements, the Company paid off its financial liabilities, except for the amounts payable related to the Negotiable Obligations for US$500 million issued on February 24, 1997, under the US$500 million Program (see Note 9. to the Company's unconsolidated financial statements) and sold its ownership interests in related companies and in certain related assets, except for its ownership interests in Cointel, Atco and AC and the agreement described in Note 5.c (i) to the Company's unconsolidated financial statements.

As of the date of issuance of these financial statements, the Company is not aware of any fact that could have an adverse effect on the Company’s business, financial conditions or results of operations, related with the transactions described previously in this note.

Evolution of the current macroeconomic situation and financial system in Argentina

After the 2001-2002 crisis, political uncertainty lost intensity, a circumstance that contributed to a partial restoration of the institutional balance. Néstor Kirchner, of the Justicialist Party ("PJ") took office as President of Argentina on May 25, 2003, and in the second half of 2003, authorities were elected for executive and legislative offices. The PJ not only gained control of most of the provincial governorships but also obtained absolute majority in both Houses of the Argentine Congress.

In the last legislative elections of October 2005, the PJ retained its dominant position in both Houses of Congress; however, the internal fragmentation within the party has forced the official wing called Frente para la Victoria, (“FV”) to depend on the will of the rest of the PJ, in particular in the Lower House, where the official wing holds 107 seats, while the requisite quorum for holding sessions is 129.

As far as the renegotiation of the defaulted sovereign debt is concerned, the Government presented, on March 18, 2005 the outcome of the exchange process that concluded on February 25, 2005. The acceptance rate was 76.15% even though the Government’s expected level had been, at minimum, a two-thirds acceptance level and the international financial community demanded a minimum of 80%. As a result, Argentina’s total sovereign debt decreased from US$189.8 billion to US$128.6 billion (equivalent to 71% of Gross Domestic Product (“GDP”), according to official figures). Anyway, this level of indebtedness is still above the one prevailing as of December 2001, but the terms have been considerably extended and the amounts corresponding to the service of the debt are also lower.

On December 15, 2005, President Kirchner announced the pre-settlement of the debt owed to the International Monetary Fund (“IMF”); to such end, about US$ 9.5 billion were disbursed on January 3, 2006. Consequently, the Government applied to this disbursement all the “unrestricted” reserves (those exceeding the support to the monetary base); such resources would be reinforced by several domestic and foreign financing sources such as founds from Argentine Treasury, loans granted by the Government of Venezuela and other loans. In addition, the financial imbalance of the Central Bank of Argentina’s reserves was compensated through the issuance of non-transferable US dollars-denominated securities. This measure entails for further improvements in Argentina's fiscal and monetary discipline since in the event of smaller reserves (even though temporary), the trust in the system tends to deteriorate. However, the excess in US dollars demand is precise, while the excess in the supply of US dollars is a structural reality.

Economic activity continues recovering at a fast pace. The GDP (measured in real terms) increased to 8.8% in 2003, and 9% in 2004 and 9.2% in 2005, reaching absolute values higher that the one for 1998. The country’s annualized inflation rate continues in 2-digit; in 2005, retail prices accumulated a 12.3% increase (higher than for the same period of 2003 and 2004) while wholesale prices accumulated a 10.7% increase in the same period. In the first quarter of 2006, retail prices accumulated an inflation of 2,9% (lower than for the same period of 2005) as a result of the agreements currently in force between the Government and Argentina’s main manufacturers and distributors of goods that have a significant impact on the calculation of the Consumer Price Index (“CPI”).

4

The employment continues to improve. The unemployment rate was 10.1% in the fourth quarter of 2005 falling down from levels of over 20% as presented during the worst periods of the Argentine crisis 2001-2002. But the increase in the activity rate, i.e., the population that enters the labor market looking for a job, is the main reason for the deceleration in the declining trend that has been shown by the unemployment rate. In contrast, the social situation does not show significant improvements compared to the economic activity. Poverty still stands at very high levels close to 34% of population and indigence represents the 12% of population. In addition, the work of non-registered employees continuous being high and both unemployment and public insecurity are the main demands of the society.

As far as the main financial variables are concerned, the situation seems stabilized. The dollar exchange rate fluctuates from 3.05 to 3.10 per US dollar. Capital flight is not significant and controls on speculative capital have been established. The Merval index closed March 31, 2006 above 1,800 points. Interest rates are still low, even with negative values in real terms. The excess liquidity resulting from the increase in deposits and the gradual pace in the expansion of loans generates low needs of funding in the local financial system. Still, money supply margins are reduced and a tightening in monetary policy should be the most probable future scenario.

The perspectives for the next months indicate that economic activity will continue increasing though at a slower pace than in the last quarters, affected by the restrictions on installed capacity and the energy crisis. Regarding the price scenario, the retail inflation rate would reach 2-digit annualized levels and the wholesale inflation rate will continue to be influenced by the change in the international price of oil and the rest of the relevant commodities. In turn, the employment rate will continue to improve although it is not expected to experience the high employment-product elasticity recorded in the 2002-2004 period. Therefore, the unemployment rate will probably record annual slight declines.

In the financial markets the Peso is expected to maintain its appreciation against the US dollar, while interest rates will tend to increase slightly, following increases in international rates. Both the variable and fixed income market would range according to the volatility that implies the sustainability of public and external accounts, as well as the conditions of the world economy, in order to satisfy funding needs for the rest of the 2006-2007 period.

TAX MATTERS

The Federal Congress and the National Executive Power (“PEN”) (in the exercise of the powers thereto delegated) passed a tax reform law that introduced the following amendments:

Income tax

Law No. 25,784, in effect for fiscal years current as of October 22, 2003 modifies aspects related to transfer pricing, accrual of expenses by companies residing in Argentina that benefit related companies residing abroad, “thin capitalization” rules and aspects related to payments of interests to foreign beneficiaries.

Presidential Decree No. 916/04 regulated Law No. 25,784 in the aspects related to transfer pricing of international transactions and the rules on exiguous capitalization. Concerning the latter, the new regulations establish that interest paid to related companies will be treated as dividends in the proportion in which the liabilities from financial transactions or other transactions assimilated with those entities is two times higher than the net shareholders’ equity as shown in the Company’s balance sheet. The regulations define debts with related companies that are subject to the above mentioned treatment, including the cases in which the creditor is resident of countries that have executed agreements with Argentina to avoid international double taxation.

Valued Added Tax (VAT)

Law No. 25,865, published in the Official Bulletin on January 19, 2004 amended the regulations applicable to VAT and the Simplified Scheme for Small Taxpayers (Monotributo). This law introduces, among others the following amendments: a) the category known as “unregistered liable parties” for VAT purposes to be eliminated; and b) regarding telecommunication services billed to persons under the Simplified Scheme, the tax increase is not included in the bill.

Pursuant to Presidential Decree No. 806/04, this law shall come into force on July 1, 2004. Federal Public Revenues Administration (“AFIP”) regulated the above mentioned rules and the re-registration of taxpayers under General Resolutions No 1,695, 1,697 and 1,699.

Under General Resolution (AFIP) No. 1,730, the AFIP reduced, with respect to transactions closed as from September 16, 2004, the withholding rates applicable under General Resolution No. 3,337 of the DGI from 5% to

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3% and from 2.5% to 1.5%, and increased from 426 to 710 and from 852 to 1,420, respectively, the limit for applying the withholding.

Social security contributions

Decree No. 491/04 published in the Official Bulletin on April 22, 2004, ordered a gradual increase in the maximum computable compensation for purposes of determining social security contributions, increasing it to 6,000 with respect to contributions accrued until September 30, 2004; to 8,000 from October 1°, 2004 to March 31, 2005; to 10,000 from April 1, 2005 to September 30, 2005, and the elimination of such ceiling as from October 1°, 2005.

Royalties to be paid to municipalities for public space occupancy

In May 2004, the lower House of the National Congress has passed a bill to modify Section 39 of the National Telecommunications Law No. 19,798 suppressing the exemption of any charges that may be imposed on the differential use of the ground, underground and air space in the national, provincial or municipal public utility for the set-up of telecommunications facilities and networks.

This proposed legislation is now to be debated by the Senate. Should such bill become a law, the municipalities and the City of Buenos Aires would be empowered, as soon as the law is enacted, to impose royalties on such use, in accordance with the provisions of any applicable tax and tariff ordinances.

Telefónica considers that if such were the case, such taxes shall be transferable to the rates for telephony service in accordance with the tax stability rules in force in the current regulatory regime.

CRITICAL ACCOUNTING POLICIES

This information summary is based upon the Company’s consolidated financial statements, which have been prepared in accordance with Argentine GAAP as adopted by the CNV.

The Company believes the following represents the Company’s, Cointel’s and Telefónica’s critical accounting policies. The Company's accounting policies are more fully described in Notes 2. to the Company's unconsolidated financial statements and 2. and 12. to the Company's consolidated financial statements. The most critical accounting policies adopted in preparing the financial statements according to accounting principles generally accepted in Argentina relate to:

  the recoverability of the investment and the related goodwill generated by the Company's investment in Cointel, based on the Company's Management’s estimates of future discounted cash flows (see Note 2.2.b to the Company's unconsolidated financial statements);

  the depreciable lives for each category of fixed assets. Telefónica believes that the accounting estimate related to the establishment of asset depreciable lives is a “critical accounting estimate” because: (1) it requires Telefónica's Management to make estimates about technology evolution and competitive uses of assets, and (2) the impact of changes in these estimates could be material to its financial position, as well as to its results of operations. Telefónica’s Management estimates about technology and its future development require significant judgment because the impact of technology advances is difficult to predict;

  the evaluation of fixed assets and limited life intangible assets for impairment whenever indicators of impairment exist. Generally accepted accounting principles in Argentina require that the recorded value of assets be evaluated for impairment against its recoverable value, which for a prolonged lived asset is generally defined as its economic use value. According to those accounting standards, if an impairment indicator is present, Telefónica must assess whether the carrying amount of the assets is recoverable by estimating the amount of discounted cash flows (future inflows of funds minus future outflows of funds discounted at a rate that reflects the time value of money and the risks specifically inherent in the asset) and before financial charges and income tax. If the carrying amount is greater than the recoverable amount, an impairment charge must be recognized, based on the fair value of the asset. Telefónica believes that the accounting estimate related to asset impairment is a “critical accounting estimate” because: (1) it requires Management to make estimates about future revenues and costs over the life of the asset; and (2) the impact of recognizing an impairment could be material to its financial position, as well as its results of operations.
  Telefónica’s Management estimates about future revenues require significant judgment because actual revenues have fluctuated in the past and may continue to do so especially due to the pending tariff renegotiation.

  In estimating future revenues, Telefónica mainly uses its internal business forecasts and additionally any current information they may have regarding changes in significant variables affecting such forecasts.Telefónica develops its forecasts based on recent revenue data for existing products and services, planned

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timing of new products and services, estimates of tariff increases and other industry and macroeconomic factors.

Fixed assets have been valued based on their recoverable value on the basis of Telefónica’s Management best estimate of future discounted cash flows of its telecommunications business, considering current information and future telephone service rates estimates. Telefónica has monitored the evolution of the macroeconomic variables that affect its business and, from time to time, it has adjusted its projections based on the latest trends. As explained in Note 4. to the Company’s consolidated financial statements, the main macroeconomic variables have shown relative stabilization. In the opinion of Telefónica’s Management based on the preparation of projections based on such trends and the consideration of operating strategies available for these scenarios, Telefónica will obtain future cash flows enough to recover the balances corresponding to its fixed assets. Notwithstanding the foregoing, as explained in Note 9.1. to the Company’s consolidated financial statements, Telefónica will continue to monitor the projected situation and will assess the effect of any new future developments.

  the creation of reserves for contingencies in Telefónica assessed as likely by its Management, based on its estimates and the opinion of its legal counsel (see note 10. to the Company's consolidated financial statements).

  the Company’s, Cointel's and Telefónica's Management assess the recoverability of deferred tax assets based on estimates. The recoverability of deferred tax assets ultimately depends on the Company’s, Cointel's and Telefónica's ability to generate enough taxable income during the periods in which the temporary differences are expected to be deductible. In making their assessment, the Company’s Management consider the reversal time period of deferred tax liabilities, projected taxable income and tax planning strategies. This assessment is based on a series of internal projections which are updated to reflect the trends. In accordance with accounting principles in force, a deferred tax asset must be recognized when its future deductibility is likely. As of March 31, 2006, on the basis of the information and projections available as of that date and considering the reversal of deferred tax assets and liabilities and the variables having an impact on future taxable income, including the renegotiation of the Argentine debt, the evolution of the balance of tax loss carryforwards for the past three years, the stability and predictability in relation to the exchange rate and inflation for the next two years, as well as a reduction in foreign-denominated indebtedness, Telefónica considers that the balance of net deferred tax assets will probably be recovered. As regards the Company and Cointel, considering current tax strategies and the fact that the income of these companies is mainly derived from their shareholdings in Cointel and Telefónica, respectively, and that said income is no levied with income tax, the Company and Cointel have booked an allowance to cover the total balance of deferred tax assets, whose recovery depends upon the generation of future taxable income.

  the creation of allowances in Telefónica, amounting to 148 million (the amount as it arises from Cointel’s consolidated financial statements as of March 31, 2006), set up to cover doubtful accounts based on Telefónica’s estimates regarding the terms and conditions of their potential future collection; and

  Telefónica’s Management has made certain assumptions with respect to debt obligations, tax credits and accounts receivable with all levels of the Argentine Government (federal, provincial and municipal governments and governmental agencies) that they will be honored either through collection or by delivery of alternative instruments, or by set off against taxes owed or future taxes payable.

The preparation of financial statements in accordance with Argentine GAAP requires the Company’s Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of issuance of the Company's financial statements and the reported amounts of revenues and expenses during the period/year being reported. Final results may differ from those estimated by the Company’s Management. See Notes 2.2. d and 2.4. to the unconsolidated financial statements and 2.1. g, 2.1. k, 9., 12. and 15. to the Company's consolidated financial statements.

Among others, these financial statements reflect the effects derived from economic and exchange regulations known as of the date of issuance of such consolidated financial statements. All of Company Management’s estimates have been prepared taking such effects into consideration. The effects of any additional action that the Argentine Government may undertake in the future will be recognized in the consolidated financial statements in the moment that Management becomes aware of them.

Comparison of the Company's results of operations for the three-month periods ended March 31, 2006 and 2005 (Figures stated in millions of Argentine pesos and restated as described in Note 2.1 to the unconsolidated financial statements)

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All references made below to 2006 and 2005 are to the three-month periods ended March 31, 2006 and 2005, respectively.

	2006	2005

Equity interest in Section 33 - Law No. 19,550 companies - Continuing
operations	(23)	36
Other income relating to Section 33 - Law No. 19,550 companies and
related parties	9	8
Administrative expenses	(1)	-
Net holding and financial incomes and losses	(3)	49
Equity interest in Section 33 - Law No. 19,550 companies - Discontinued
operations	-	(2)

Net (loss) / income for the period	(18)	91

Equity interest for investment in Section 33 – Law No. 19,550 companies

The Company’s equity interests in related parties decreased to a loss of 23 million from a gain of 34 million (a gain of 36 million from continuing operations and a loss of 2 million from discontinued operations) in 2006 and 2005, respectively. Such results reflect a loss of 23 million in 2006 and a gain of 34 million in 2005, attributable to the Telecommunications Business (see Note 2.2. b to the Company's unconsolidated financial statements).

The variation in the Company's equity interests in related parties attributable to the Telecommunications Business, to a loss of 23 million in 2006 from a gain of 34 million in 2005, was due principally to the changes in Cointel’s and Telefónica’s results for such periods (see “Telecommunications Business” and “Evolution of the current macroeconomic situation and financial system in Argentina”).

Other income relating to Section 33 – Law No. 19,550 companies and related parties

Other income relating to Section 33 - Law No. 19,550 companies and related parties remained in 9 million and 8 million in 2006 and 2005, respectively. The only significant income that the Company currently receives is from the agreement with Telefónica S.A. Sucursal Argentina (“TSA Arg.”) (see Note 5.c)(i) to the Company's unconsolidated financial statements).

Administrative expenses

Administrative expenses include: (i) legal and audit fees, (ii) tax on bank account credits and debits, non taxable VAT and (iii) various administrative expenses. Administrative expenses amount to a loss of 1 million in 2006 and 2005.

Financial incomes and losses

The Company's financial incomes and losses, amounted to a loss of 3 million in 2006 and a gain of 49 million in 2005.

The variation in 2006 as compared to 2005 is principally due to: a) a variation in the exchange difference due to the impact of the appreciation of the peso on the net monetary position in foreign currency during 2006 and its appreciation during 2005, which resulted in a loss of 1 million in 2006 and a gain of 71 million in 2005 and b) interest on liabilities amounted to 2 million and 22 million in 2006 and 2005, respectively: such decrease was mainly due to a decrease of the Company’s indebtedness as a result of the partial capitalization of the debt with TISA mentioned in Note 7.3. to the Company’s unconsolidated financial statements.

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Net (loss)/income for the period

As a result of the factors described above, the Company had a net loss of 18 million in 2006 and a gain of 91 million in 2005.

Liquidity and capital resources

As of March 31, 2006, the Company's total liabilities amount to 68 million, which consist of 24 million in negotiable obligations (including interests accrued as of that date), 39 million of payables to Section 33 - Law No. 19,550 companies and related parties and 5 million in tax payable, trade payables and other payables.

Historically, the Company has covered its funds requirements principally through cash dividends from Cointel, other income relating to Section 33 - Law No. 19,550 companies and related parties, proceeds from disposing of its ownership interests and other assets and through different kind of borrowings.

The Company’s principal source of funds has traditionally been dividends paid to it by Cointel, which paid to its shareholders an aggregate of 1,452 million (at historical value) in cash and in-kind dividends from January 1, 1994 through December 31, 2001. Cointel did not pay dividends during the years ended December 31, 2005, 2004, 2003 and 2002. Cointel’s principal source of cash revenues are the cash dividends paid to it by Telefónica. Telefónica paid Cointel an aggregate of 1,190 million (at historical value) in cash dividends from January 1, 1994 through December 31, 2001. Telefónica did not pay dividends during the years ended December 31, 2005, 2004, 2003 and 2002.

In 1997 the Company began collecting income under the agreement with TSA Arg. mentioned in Note 5.c (i) to the Company's unconsolidated financial statements. During 2005 and 2004, the Company collected 43 million and 42 million in 2005 and 2004, respectively, for this concept.

The Company uses its funds mainly to pay interest on its financial loans and Negotiable Obligations. During 2005 and 2004 the Company did not pay dividends.

On February 12, 2001, the Company received a loan from TISA in the amount of US$530.1 million, which accrued interest at LIBOR plus a 2.25% per annum (“the differential”) for a term of one month, renewable automatically on a monthly basis unless the parties notified in writing, at least three days before due date, that they do not intend to renew the agreement. TISA was entitled to modify the differential provided it notified in writing the Company of this decision at least three business days before the end of each interest period. The funds loaned by TISA were used to partially repurchase the Company’s negotiable obligations (see Note 9. to the Company’s unconsolidated financial statements). Subsequently, on February 14, 2001, the Company made an early partial repayment to TISA of this loan for an amount of US$37.9 million.

Through various amendments during the year 2004, the Company and TISA agreed that principal maturity and interest capitalization will be semiannual, set the differential for the second period in 5.5% nominal per annum, which it has remained unchanged for the following periods, and amended the loan agreement eliminating the early termination event triggered by the existence of restrictions that could limit the Company’s ability to repay its debt with TISA. Additionally, during the January-March 2002 quarter, the Company received loans from Telefónica for US$5.8 million (“the Dollar loans”). On April 26, 2002, the Company entered into an assignment agreement with Telefónica and TISA pursuant to which Telefónica assigned to TISA the Dollar loans in the amount of US$5.8 million, which includes principal amount and accrued interest as of April 26, 2002. On December 28, 2004, the Company’s Board of Directors resolved to call a Special Shareholders’ Meeting to be held on February 15, 2005, in order to resolve upon the partial capitalization of the loan held by TISA with the Company, for an amount of up to approximately 2,046 million. On February 15, 2005, due to the capitalization described in Note 7.3. to the unconsolidated financial statements, TISA and the Company agreed to amend the loan agreements in effect as of such date in order to provide for: (i) the conversion to pesos of US$622.5 million (1,785 million) which shall not accrue interest as from February 15, 2005, and (ii) ratify that the residual amount of TISA’s credit for US$20 million is subject to the same conditions as those agreed upon on December 27, 2004 (see Note 7.3. to the Company’s unconsolidated financial statements). On June 17, 2005 US$7 million of the above-mentioned loan were cancelled remaining its balance as of March 31, 2006 in US$13 million.

In obtaining the above mentioned loan, the Company has assumed certain commitments, mainly involving limitations on the sale of assets, limitations on liens of certain assets, limitations on the Company or any of its affiliates becoming a party in merger or spin-off operations, with certain exceptions. In addition, the loan shall forthwith become due and payable: upon the Company defaulting on any of the commitments assumed under the loan agreement, in the event of any change in the Company’s controlling shareholder, if the Company or its

9

affiliates are unable to comply with their obligations, changes in the Company’s main business activity, if the Company or any of its affiliates lose the government licenses obtained and if there are changes in the Company's equity, economic and financial situation that due to their adverse nature may affect the Company's ability to comply with the obligations assumed in the agreement or if there are restrictions that may limit the ability of the Company to repay its debts.

In relation to the loan’s balance in force as of March 31, 2006 for an amount of US$13 million, TISA has advised to the Company that until the maturity of the loan TISA shall not consider that an acceleration event as defined in the agreements has taken place. Additionally, the mentioned loan agreement includes an acceleration event in case certain court or extra-court proceedings are filed for an amount in excess of certain net equity percentages of the Company or relevant affiliate. The Company obtained a waiver in connection with those proceedings as of the date of issuance of these financial statements, covering until the maturity of the loan.

The Company is evaluating Cointel’s financing needs considering the Argentine economic situation and the current difficulties to have access to credit and will make its best efforts to provide Cointel with such financing, directly or indirectly, subject to the Company's own funds availability, which depends on the evolution of the issues affecting the Company’s financial situation. See Note 2.2. b to the Company’s unconsolidated financial statements.

Telecommunications Business

Comparison of Cointel's unconsolidated results of operations for the periods ended March 31, 2006 and 2005 (Figures stated in million of Argentine pesos and restated as described in Note 2.1. to the unconsolidated financial statements)

As of March 31, 2006, the Company’s ownership interest in Cointel amounts to 50.0% of the capital stock, representing 49.84% of Cointel's total votes.

All references made below to 2006 and 2005 are to the three-month periods ended March 31, 2006 and 2005.

The discussion relating to Cointel is based on Cointel’s unconsolidated financial information for 2006 and 2005. The Company believes that such financial information, rather than Cointel’s consolidated financial statements, highlights more effectively the effect on Cointel’s activities other than its holding of Telefónica stock.

	2006	2005

Equity interest for investment in Telefónica from continuing
operations	28	76
Administrative expenses	-	-
Holding and financial losses, net	(72)	(3)
Equity interest for investment in Telefónica from discontinued
operations	-	(3)

Net (loss) / income for the period	(44)	70

Equity interest for investment in Telefónica

Income on equity investment in Telefónica decreased to a gain of 28 million in 2006 from a gain of 73 million (a gain of 76 million from continuing operations and a loss of 3 million from discontinued operations) in 2005. This decrease was due to the variation in Telefónica’s net income in such periods (see “Comparison of Telefónica's consolidated results of operations for the three-month periods ended March 31, 2006 and 2005”).

Holding and financial losses, net

Holding and financial losses, net increased to a loss of 72 million in 2006 from a loss of 3 million in 2005, representing an increase in the loss of 69 million. This variation was due to (i) the impact of the depreciation of the peso over the net monetary position in foreign currency during 2005 and (ii) the increased financial burden due to interest in 2005 on the loans granted by TISA.

Net (Loss) / Income for the period

As a result of the factors described above, Cointel had a loss of 44 million in 2006 and a gain of 70 million in 2005.

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Comparison of Telefónica’s consolidated results of operations for the three-month periods ended March 31, 2006 and 2005 (Figures stated in million of Argentine pesos and restated as described in Note 2.1. to the Company’s unconsolidated financial statements)

As of March 31, 2006 the Company holds an indirect ownership interest in Telefónica, through its 50.0% ownership interest in Cointel, which controls the outstanding capital stock of Telefónica through its 100% ownership interest in Telefónica’s Class “A” shares and 40.2 million Class “B” shares of Telefónica which represent approximately 2.3% of Telefónica’s outstanding capital stock. Consequently, Cointel’s total ownership interest in Telefónica’s outstanding capital stock is 64.83% .

All references made below to 2006 and 2005 are to the three-month periods ended March 31, 2006 and 2005, respectively.

As a result of the sale of Telefónica's equity interest in Telinver S.A. described in Note 16. to the Company’s consolidated financial statements, as from March 2006, Telefónica has discontinued operations of the business segment corresponding to advertising exploitation of the telephone directory. Consequently, Telefónica no longer files consolidated financial statements.

	2006	2005

Net revenues	882	815
Cost of services provided	(487)	(477)
Administrative expenses	(105)	(90)
Selling expenses	(115)	(99)
Holding and financial (Loss), net	(92)	(22)
Other expenses, net	(17)	(10)
Income tax	(22)	-

Net Income from continuing operations	44	117

Net income/(Loss) from discontinued operations	-	(5)

Net Income for the period	44	112

Lines installed (in thousands)	4,741.4	4,634.3
Lines in service (in thousands)	4,555.8	4,371.6
Lines in service per 100 inhabitants	25.9	25.1
Lines in service per employee	513.7	498.6

Telecommunication rate regulations

Presidential Decree No. 764/00, issued to de-regulate telecommunications services, sets forth that providers may freely establish the tariffs and/or the prices of the services supplied to objective categories of clients, which must be applied non-discriminatorily. However, if there were no effective competition, as it is the case with the services that generate a substantial part of Telefónica’s income, historical providers shall respect the maximum tariffs laid down in the General Tariff Structure. Below the values established in such tariff structure, these providers may establish their tariffs freely. To determine the existence of effective competition, the historical providers shall demonstrate that another or other providers of the same service have obtained 20% of the total revenue for such service in the local area of the Basic Telephony Service involved. Additionally, in the case of national and international long distance services, effective competition shall be deemed to exist when customers in the area are able to choose through out the dialing selection method among more than two service providers offering more than one destination.

In 2000, Telefónica filed a request to the effect that effective competition be officially acknowledged in the AMBA (“Buenos Aires Multiple Area”). Pursuant to Resolution SC No. 304/03, the Secretary of Communications (“S.C.”) established that Telefónica should readjust the presentations submitted, supplying additional information. Telefónica has complied with this request and no resolution has yet been made in the case.

For the areas and services for which effective competition has not been declared to exist, tariff agreements established that the maximum tariff per pulse should be expressed in US dollars in addition to a right for Telefónica to choose whether to adjust such tariff from April 1 to October 1 of each year based on the variation in the Consumer Price Index of the United States of America. However, the Public Emergency and Foreign Exchange System Reform Law No. 25,561, dated January 6, 2002, provided that in the agreements executed by the Federal Administration under public law regulations, including public works and utilities, indexation clauses based on foreign countries’ price indexes and any other indexation mechanisms are annulled. Law No. 25,561

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also established that the prices and tariffs resulting from such clauses are denominated in Pesos at the 1 to US $1 exchange rate. Furthermore, this law authorized the NEP to renegotiate the above contracts taking into account the following criteria in relation to public utilities: (a) the impact of tariffs on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the systems comprised; and (e) the profitability of the companies.

The PEN by means of Decree No. 293/02, entrusted the Ministry of Economy with the renegotiation of such agreements, including agreements that govern the provision of basic (fixed) telephony services. Presidential Decree No. 311/03 created a Renegotiation and Analysis of Public Utilities Agreements Unit (“UNIREN”), which shall be headed by the Ministers of Economy and Production, Federal Planning, Public Investment and Services. UNIREN is in charge of proceeding with the renegotiation process.

Decree No. 120/03 authorized the Argentine Government to provide for interim tariff reviews or adjustments as may be deemed necessary or convenient for the purpose of ensuring the continued availability, safety and quality of services provided to users under these contracts until the conclusion of the renegotiation process.

Law No. 25,790 sets forth that the term to renegotiate the agreements for public works and utilities is to be extended until December 31, 2004, term that has been extended until December 31, 2005 pursuant to Law No. 25,972 and further extended until December 31, 2006 pursuant to Law No. 26.077. The PEN should be responsible for submitting the renegotiation proposals to National Congress, which have to communicate its decision within a period of 60 running days counted from the date of reception of the proposal. In the event that the above-mentioned period expires without National Congress having reached a solution, the proposal shall be deemed accepted. If the proposal is rejected, the PEN shall resume the process to renegotiate the respective agreement. Law No. 25.790 establishes that the decisions adopted by the PEN in this renegotiation process are not limited to, or subject to, the stipulations contained in the before mentioned regulatory frameworks currently governing the concession or licensing agreements for the respective public utilities. Renegotiation agreements may cover partial aspects of concession or licensing agreements, contain formulas to adjust such agreements or temporarily amend them and include the possibility of agreeing upon periodical reviews, as well as the establishment of conditions that must be met by the quality parameters applied to services. If there were temporary amendments, they should be taken into consideration in the terms of the final agreements reached with concessionaires or licensees. The legal provisions do not authorize public utilities contractors or concessionaires to suspend or alter compliance with their duties.

In accordance with Resolution No. 72/03, in February 2003, the Ministry of Economy approved a methodology to calculate and transfer to Telefónica’s customers the impact of tax on bank account transactions imposed by Law No. 25,413 paid by Telefónica as from the date such resolution comes into force. Resolution No. 72/03 expressly refers to the Transfer Contract as the basis for the approval of such method. Pursuant to Resolution No. 72/03, all taxes paid prior to that date is included in the contractual renegotiation required by the Public Emergency Law.

Under the legal framework described, on May 20, 2004 Telefónica, Telecom Argentina S.A. and the Argentine Government signed a Memorandum of Understanding (the “Memorandum of Understanding”) pursuant to which they agreed to maintain the General Tariff Structure currently in force for the Basic Telephony Service until December 31, 2004, without waiving such companies’ rights. The parties also ratified their intent to reach a final contractual renegotiation before December 31, 2004, which finally did not happen. In addition, pursuant to the provisions of the Transfer Contract, they agreed that any new tax or charge, or any variation in those currently in force, subject to the control of Regulatory Authorities as established in sub-sections a), c) and d) under paragraph 12.15 of the List of Conditions, shall be broken down in the bills issued to customers for services in the jurisdictions levied with the respective tax or charge.

With the objective of establishing mechanisms to enhance access to telecommunications services, in the Memorandum of Understanding, an agreement was reached to implement the measures necessary to develop the following services:

a) Virtual telephony cards for the beneficiaries of the Head of Household Plan and for pensioners who do not have a telephone line and who meet the eligibility requirements set forth in the respective resolution.

b) Internet access service in all its provincial centers at discount prices.

c) Addition of the Heads of Household who own a telephone line and meet the respective eligibility requirements for registration, to be registered for the Program “Retirees, Pensioners and Low-Consumption Households”.

As stated in this Memorandum of Understanding, the S.C. issued Resolutions No. 261, No. 272 and No. 73, dated November 12, 2004, November 23, 2004, and March 31, 2005, respectively.

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Resolution No. 261 approved Telefónica's promotional offer of telephone access through non geographical numbering, to the value added of Internet access service described in sub-paragraph b), for customers in urban areas located more than thirty (30) kilometers away from Telefónica's current hubs for the supply of 0610 Internet access service, in order to increase the number of areas that will have access to this service and based on discounts granted over telephone rates.

Pursuant to Resolution No. 272, the S.C. accepted Telefónica's proposal to implement the "Virtual Telephony" service for the beneficiaries of the Head of Household Plan mentioned in sub-paragraph a), consisting in the Value Added Voice Messaging Service, with a related telephone number, that allows users to receive and store messages, available in the Buenos Aires Multiple Areas, La Plata, Mar del Plata, Mendoza, Bahía Blanca and Neuquén.

Pursuant to Resolution No. 73, dated March 31, 2005 and the clarifying Resolution No. 149 dated June 21, 2005 Telefónica and Telecom Argentina S.A. were instructed to include the beneficiaries of the Head of Household Plan who already own a telephone line in the customer category “Retirees, Pensioners and Low-Consumption Households” as long as they meet the respective requirements for such category. For that purpose, Telefónica is under the obligation to request the Federal Social Security Authorities (Anses) to supply it with the Federal Register of Beneficiaries of the head of household plan.

In the opinion of Telefónica's Management, the application of the issues mentioned in sub-paragraphs a), b) and c) will not have a significant impact on Telefónica's future results.

The deep changes in the Argentine economic model experienced since early 2002 and the current legislative framework (Emergency Law) were extraordinary events that significantly modified the economic and financial equation and the regime applicable to the industry, therefore allowing the renegotiation of the agreement to adapt it to the new situation, in full compliance with the principles established in the List of Conditions and the Transfer Contract, in order to maintain a regular, continuous and efficient supply of telephony services. The Transfer Contract contemplates the possibility of automatically adjusting the tariffs in the case of extraordinary and unforeseen events thereby defined or government actions or decisions that significantly affect the Transfer Contract’s original financial equation. The Transfer Contract also establishes a compensation on the part of the Argentine Government when there are extraordinary events, including actions and decisions of the Argentine Government such as a freezing on tariffs or price controls, as well as the procedures to be followed to collect such compensation.

Telefónica filed the information required by the Argentine Government and it has proposed to reestablish the tariff regime stipulated in the Transfer Contract, which contemplates Peso-denominated tariffs whose intangibility is safeguarded by the application of the monthly Consumer Price Index in Argentina or, if there were significant differences between this index and the variation of the US dollar, by the result obtained from the application of a polynomial formula that considers 40% of the monthly variation of the price of the US dollar and 60% of the variation of the monthly CPI in Argentina, which had been annulled with the enactment of the Convertibility Law and the issuance of Presidential Decree No. 2,585/91. Telefónica proposed different alternatives to achieve such objective, especially to handle the transition from current tariffs to those resulting from the application of the Transfer Contract.

In the Memorandum of Understanding 2006, the parties agree to comply with and maintain the legal conditions provided in the Transfer Contract and regulations effective to date. Thirty days after the public hearing to be summoned by the UNIREN to discuss the Memorandum of Understanding 2006, which effectively took place on April 28, 2006, both the Telefónica and its shareholders should suspend for 210 working days all the claims, remedies, and lawsuits filed or in progress both before administrative, arbitral or any other court in Argentina or abroad, based on or related to the events occurred or measures taken as a result of the emergency situation under Law No. 25,561 regarding the Telefónica’s license and Transfer Contract.

The Memorandum of Understanding 2006 provides that, in order to ensure the necessary foreseeability in the telecommunications sector and considering the telecommunications expertise and experience contributed by sector companies, the PEN committed its efforts to consolidating an adequate and consistent regulatory framework which, based on the legal and technical aspects of the industry, supplements and strengthens the regulations applicable to the sector.

In the opinion of Telefónica’s Management and its legal advisors, under the general principles of administrative law applicable to the Bidding Terms and Conditions and the Transfer Contract, the future rates should be set at levels sufficient to cover the cost of the service in order to preserve regular, uninterrupted and efficient provision of the public telephony utility service. It is possible that, over time, such rates schedule would not maintain the rate values in US dollars or in constant pesos in relation to any future rise in the general price level. If a future

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regulatory framework did not provide for the rates to change at a pace allowing balancing the economic and financial equation that the Bidding Terms and Conditions and the Transfer Contract intended to preserve, such rate schedule could have an adverse impact on the Telefónica’s financial position and future results of operations. As of the date of issuance of these financial statements, Telefónica’s Management cannot predict the eventual outcome of the renegotiation pursuant to Public Emergency Law or the rates system that will apply in future or when it will be implemented.

Net Revenues

Net revenues increased by 8.2% to 882 million in 2006 from 815 million in 2005.

The increase in revenues was principally due to an increase in the consumption of sundry services and an increase in the plant.

The following table shows operating revenues by category of services for the three-month period ended March 31, 2006 and 2005. Figures are stated in million of Argentine pesos:

	Millions of pesos

	2006	2005

Basic telephone service
Measured service	227	221
Monthly basic charges (1)	204	191
Special services	165	130
Public phones	46	51
Access charges	145	124
International long-distance service	27	30
Direct lines	18	20
Other	50	48

Total	882	815

(1) Includes basic charges and charges for supplemental services.

The main variations refer to:

Measured Service:

Measured service includes revenues that Telefónica collects from the traffic consisting of local and domestic long-distance calls made by its own customers to other of its own customers through Telefónica’s network, to customers of other operators routed through Telefónica’s network as well as other operators’ networks. In this last case, Telefónica bills and collects revenues for the termination of those calls (included in “Access charges” revenues), and pays to the other operators the cost of using their network (see cost of services provided “Fees and payments for services”).

Measured service increased by 6 million or 2.7% to 227 million in 2006 from 221 million in 2005. The variation was mainly due to: (i) an increase of 9 million or by 3.4% in the total average number of billable lines, (ii) a decrease in tariff discounts of approximately 3 million in 2006 as compared to 2005, partially offset by (iii) a decrease in average urban and interurban consumption per line of approximately 6 million.

Monthly basic charges:

Monthly basic charges increased by 13 million or 6.8% to 204 million in 2006 from 191 million in 2005. The variation was mainly due to (i) an increase in Telefónica’s average number of billable lines of approximately 8 million, (ii) an increase in revenues from supplemental services of approximately 9 million, mainly due to the increase in average price in this service of approximately 21.6% partially offset by (iii) a decrease in the average monthly basic charges of approximately 4 million in 2006 as compared in 2005.

Special services:

Special services increased in 35 million or 26.9% to 165 million in 2006 from 130 million in 2005. The variation was mainly due to an increase of: (i) 28 million in internet service subscriptions billed, due to the rise in the number of ADSL (broad band) users of 51.9%, (ii) 2 million in services provided to suppliers of audiotext and free calls and (iii) by a increase of 3 million in prepaid cards.

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Public phone:

Revenues from public phones decreased by 5 million or 9.8% to 46 million in 2006 from 51 million in 2005. The variation mainly results from: a drop in the consumption in third party calling centers, partially offset by a drop in the commissions paid to them.

Access charges:

Access charges: Telefónica bills and collects income resulting from call termination of other operators through its network, and pays to the other operators the cost of using their networks (see costs of services provided “Fees and payments for services”).

Revenues resulting from access charges (interconnection) in 2006 amounted to 145 million, as compared to 124 million in 2005, representing an increase of 21 million or 16.9% . The variation mainly results from an increase in interconnection traffic, in particular with mobile telephone companies due to the increase of clients of these companies, and an increase in interconnection subscriptions by approximately 22.6% .

International long-distance service:

International long-distance service revenues decreased by 3 million or 10% to 27 million in 2006 from 30 million in 2005. This variation was mainly due to a decrease in the average tariffs charged to customers and carriers, partially offset by an increase in traffic.

Direct lines:

Revenues from direct lines decreased by 2 million or 10% to 18 million in 2006 from 20 million in 2005. This variation was mainly due to a decrease in sales due to the increase in discounts granted.

Other:

“Other” revenues increased to 50 million in 2006 from 48 million in 2005 which represents an increase of 4.2% or 2 million. This variation is generated by an increase in computer assistance services and other management services provided, among others, partially offset by a decrease in the connection revenues (see note 2.1. l to the Company’s consolidated financial statements).

Cost of Services provided, administrative expenses and selling expenses (“operating cost”)

Cost of services provided, administrative expenses and selling expenses increased by 6.2% to 707 million in 2006 from 666 million in 2005.

The following table shows the breakdown of expenses in 2006 and 2005. Figures are stated in million of pesos:

	Loss

	Millions of pesos

	2006	2005

Salaries and social security taxes	131	108
Amortization of fixed and intangible assets (1)	265	274
Fees and payments for services	184	156
Material consumption and other expenditures	16	15
Allowance for doubtful accounts	5	7
Taxes	51	51
Management fee	18	17
Other	37	38

Total	707	666

(1) Excluding the portion corresponding to financial expenses.

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The main variations of operating costs refer to:

Salaries and social security taxes:

Salaries and social security taxes increased by 21.3% or 23 million to 131 million in 2006 from 108 million in 2005. The variation was mainly due to an increase in salaries granted by Telefónica to employees, both those included and not included in the collective bargaining agreement, during the first quarter of 2006. Additionally, this variation includes the effect of the agreements between Telefónica and the unions, which represent the employees governed by collective bargaining agreements, that took place in December 2005 and January 2006. These increases were slightly accompanied by an increase in Telefónica’s average headcount, which varied approximately 1% to 8,889 in 2006 from 8,762 in 2005.

The productivity index, measured as lines in service by employee grew from 498.6 in 2005 to 513.7 in 2006, which represents approximately a 3% increase.

Amortization of fixed assets and intangible assets:

Total amortization of fixed assets and intangible assets decreased to 265 million in 2006 from 274 million during 2005. The decrease was mainly due to assets that were no longer amortized as from March 2005, (mainly transmission, switching and radio equipment), partially offset by the amortization of investments in fixed assets applied during 2005 and the first quarter of 2006.

Fees and payments for services:

Fees and payments for services increased by 17.9% or 28 million to 184 million in 2006 from 156 million in 2005.

In relation to the above mentioned variation, the main increases should be highlighted:

  Temporary personnel expenses for 4 million, mainly due to the need to hire temporary personnel and salary increases granted by Telefónica;
  Maintenance expenses for 5 million, mainly due to an increase in preventive maintenance as a consequence of the increase in the lines in service, as well as in the expenses incurred in the maintenance of buildings due to adjustments in the price of the agreements and the increase in the maintenance of vehicles due to the inclusion of utility vehicles in Telefónica’s own fleet upon expiration of lease agreements;
  Advertising expenses for 4 million, mainly generated by an increase in the number of advertising and telemarketing campaigns, accompanied by an increase in the average cost of them;
  Interconnection fees to providers amounting to 8 million due to the increase in traffic, mainly outgoing international Internet calls as a consequence of the increase in Internet services supplied by Telefónica;
  Technical services and systems of 4 million mainly due to an increase in the capacity hired from service providers and to the adjustment in the prices of agreements;
  Commissions for sales of 2 million;
  Security, communication and travel expenses of 1 million;

Material consumption and other expenditures:

Costs for material consumption and other expenditures increased from 15 million in 2005 to 16 million in 2006. The main cause for the change was the increase in prices and the rise in the use of some inputs resulting from failures and used in the preventive maintenance of Telefónica’s external plant.

Allowance for doubtful accounts:

The change in the charge for the allowance for doubtful accounts can be summarized as follows: (i) in 2006 allowance for doubtful accounts was of 19 million, as compared to 21 million in 2005, representing a decrease of 2 million; and (ii) a total recovery of collection of past-due customers in 2006 of 14 million similar to that recorded in 2005. This variation is due to the new collection plans implemented by Telefónica.

Taxes:

The charge to income for taxes was of 51 million in 2005 and 2006.

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Management fee:

The charge to income for management fee increased from 17 million in 2005 to 18 million in 2006, representing a 5.9% increase. This is mainly due to an increase in the income considered for fee calculation.

Other:

The charge to income of other operating costs decreased from 38 million in 2005 to 37 million in 2006, representing a 2.6% decrease. The variation is due mainly to a decrease in transportation expenses of 1 million.

Financial incomes and losses

In 2006 and 2005 interest capitalized in fixed assets totaled 1 million (see note 2.1. g to the consolidated financial statements).

For the periods ended on March 31, 2006 and 2005 net financial incomes and losses amounted to losses of 92 million and 22 million, respectively, representing an increase of 70 million. This increase was mainly due to: (i) 112 million for a loss of exchange difference resulting from the effect of changes in the exchange rate experienced in both periods, from a gain of 74 million in 2005, to a loss of 38 million in 2006 partially offset by (ii) a reduction in interest and financial charges of 24 million, to a loss of 54 million in 2006 from a loss of 78 million in 2005, mainly due to a decrease in financial payables and in the interest rate applied to the debt of Telefónica with its indirect controlling company TISA partially offset by the increase of the average exchange rate for the period and for a decrease in the interest rate applied to customers for payments in arrears.

Other expenses, net

Other expenses, net increased from 10 million in 2005 to 17 million in 2006, representing a 70% increase. The variation is mainly explained by an increase in employee termination charges.

Results from discontinued operations

Discontinued operations in 2005 resulted in a loss of 5 million. As a consequence of the disposal of Telefónica’s investment in Telinver S.A., which took place in November 2005, no income/loss was reported in relation to discontinued operations in 2006 (see notes 2.1. l and 16. to the consolidated financial statements).

Net income for the year

Net income decreased from a gain of 112 million in 2005 to a gain of 44 million in 2006, being the main cause the variation of the financial results of the exchange difference.

MAIN SHAREHOLDERS

As of March 31, 2006 the Company's main shareholder is TISA, with a 99.99% of the total capital stock. See Note 1. - Agreement between the Company’s Former Principal Shareholders and TSA and Note 7.2. and 7.3. to the Company's unconsolidated financial statements as of December 31, 2005.

PROSPECTS OF THE COMPANY, COINTEL AND TELEFÓNICA

The Company’s main activity is its indirect ownership interest in Telefónica through Cointel. Therefore, the information about trends that follows corresponds to Telefónica’s activities.

During 2004 and 2005, the telecommunications industry continued to adapt itself to the changes occurred since the beginning of 2002. The companies reacted to the new scenario by carrying out liability restructurings, mergers and acquisitions, among others. Despite cash flow constraints, the existing installed capacity generated a level of competition that affected the raise of prices.

In this scenario, Telefónica and the Company have the following management priorities for the short and medium term and maintaining Telefónica its vision: “to be Argentina’s most admired company in terms of personnel enthusiasm, customer satisfaction and contribution to the country’s development”:

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  further strengthening the traditional fixed telephony business by increasing the number of residential customers;
  continuing to tap Internet’s growth opportunities by forerunning broadband (ADSL) development, considered to be the main growth leverage for the residential segment. In the coming years Telefónica will implement a plan for growth that will allow it to maintain leadership in the access market in the areas it serves, maintaining quality and service standards comparable to the most developed markets around the world, with the aim of reaching one million ADSL customers in 2008;
  consolidating Telefónica as a comprehensive supplier for corporate customers, i.e., shifting from a vision focused on product development to a vision focused on the development of integrated offerings tailored to the needs of each segment;
  applying selective criteria to expenditures and investment projects;
  continuing with adequate cash management, honoring assumed commitments;
  encouraging Telefónica’s conversion into an organization focused on, and committed to, the customer; and
  confirming Telefónica’s commitment to Argentina’s growth capitalizing the opportunities resulting from such growth.

In connection with the regulations governing the supply of telecommunication services, at present there are several legislative initiatives in the form of bills, including:

1) A bill for establishing the National Regime of Utilities (the “Bill”). The Bill defines public services as a kind of service that is supplied by the public administration either directly or indirectly to satisfy a public interest necessity, and provides that the National Government has exclusive authority to supply public services per se or through third parties.

The Bill seeks to introduce substantial changes in the regulatory framework under which Telefónica currently supplies its services. Should it be finally enacted, it might be applicable to the renegotiation of public service contracts described above. The Bill includes provisions on the supply of services by private providers, always in the form of concessions, licenses or permits for specific terms, and establishes that the assets assigned to supply of the services must be transferred to the State upon the expiration of such term. At present, Telefónica renders its services under a perpetual license and has the title to the assets assigned to supply of the services.

In addition, although the Bill states that rates must give the service supplier the chance to obtain a reasonable return on invested capital, it grants certain powers to the State that in practice could affect significant aspects such as rates (revenues) and service supply conditions, besides allowing it to impose investment obligations, the requirement that the private supplier must assume a portion of the cost of preferential rates charged to certain categories of users, “rescue” the supply of service for public interest reasons without any default in the payment of its obligations by the supplier, etc.

2) A bill that changes the treatment to be given to customers in arrears that was approved by the Senate on October 21, 2004. This proposal establishes that before the payment demand is sent to the customer in arrears, the public service supplier company must invite the customer to a mediation instance aimed at determining the actual difficulty to pay the service and giving the customer the possibility of exercising his right to be heard. At such instance a payment schedule will be established without imposition -for that time only- of default interest if the payment is agreed upon and documented in such opportunity.

Pursuant to the Memorandum of Understanding 2006, the PEN has undertaken to make efforts to establish in the future a stable legal framework allowing to regulate the activities in the sector. To that end, it shall send a bill of proposed legislation to the Legislative Power which shall include the following minimum contents:

  Assurance of a stable and effective regulatory framework applicable to the industry;
  Maintenance and assurance of legal stability for the benefit of service development;
  Strengthening of the Nation's common welfare;
  Assurance of adequate service supply;
  Assurance of effective protection for the rights of users and consumers;
  Incentives to the involvement of the private sector in telecommunications;
  Promotion of sustainable technological evolution in the sector with a view to fixed and wireless connectivity;
  Development of the Argentine telecommunications industry;
  Promotion of job creation;
  Promotion of investment commitments that guarantee sustainable development in telecommunications infrastructures based on respect for the principle of technological freedom; and
  Establishment of an equal treatment for all providers.

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Telefónica is unable to foresee if, in the future, the legislative bills or other regulation to be proposed will be enacted into laws or if they will become part of the regulatory framework that governs the Telefónica's activities. Nor can Telefónica foresee if the mentioned and/or future projects shall be amended or not, or if there will be amendments that may have a lesser or greater impact on the conditions and the framework in which Telefónica currently operates. Telefónica and the Company continue being committed to cooperating with the regulatory enforcement authorities so as to consolidate a satisfactory set of consistent regulations with a view to achieving in the future a stable legal framework that regulates business in the industry.

As from the second semester of 2003 there has been an improvement in the macroeconomy, including stabilization of the peso with respect to the US dollar. Although in 2005 retail prices already recorded an accumulated increase of 12.3%, it is a priority issue, deserving the Government’s special attention in order to keep such index under control. In particular, Telefónica expects that the outcome of the renegotiations of the agreement with the Argentine Government; and how the government will regulate tariffs; may have a material effect on the results of its operations in future years accompanying the macroeconomic situation in Argentina, including inflation, devaluation and unemployment.

In particular, Telefónica and the Company’s results of operations are very sensitive to changes in the peso/ US dollar exchange rate because its primary assets and revenues are denominated in pesos while a great percentage of its liabilities are denominated in US dollars.

Telefónica’s current long-term business strategy is to maintain and enhance its position in Argentina’s competitive telecommunications market. The implementation of this strategy involves the introduction of service offerings in new geographic areas, improving and expanding the services in the markets currently served by Telefónica and its continuous development as a provider of telecommunications services for corporate and residential customers, among other aspects.

In the long term, Telefónica intends to continue to solidify its position as the leading provider of integrated business solutions in Argentina by providing a full range of services including voice, value added services, and particularly in ADSL, and other high-technology products for corporate users of various sizes through different marketing channels. Telefónica also intends to continue to invest substantial resources and expects investments in 2006 to be in the region of 500 million, both in traditional service and in ADSL as well as in training and personnel development and in incentive programs to reduce costs and improve efficiency.

Telefónica considers that the implementation of these short- and long-term business strategies, hand in hand with current stability in Argentina’s economic situation, will continue having a positive impact on the competitiveness of its telecommunications activities, reducing the adverse effects of growing competition.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica Holding de Argentina S.A.

Date: September 7, 2006	By:	/s/ Pablo Luis Llauró

		Name:	Pablo Luis Llauró
		Title:	Assistant General Counsel